Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Confidential draft submitted to the Securities and Exchange Commission on October 21, 2021.
This draft registration statement has not been filed publicly with the Securities and
Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333‑

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

KNOWBE4, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7370	36-4827930
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
KnowBe4, Inc.
33 N. Garden Avenue
Clearwater, FL 33755
(855) 566-9234
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sjoerd Sjouwerman
Chief Executive Officer
KnowBe4, Inc.
33 N. Garden Avenue
Clearwater, FL 33755
(855) 566-9234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tony Jeffries Megan J. Baier David Sharon Wilson Sonsini Goodrich & Rosati, Professional Corporation 1301 Avenue of the Americas New York, NY 10019 (212) 999-5800	Shrikrishna Venkataraman Co-President & Chief Financial Officer KnowBe4, Inc. 33 N. Garden Avenue Clearwater, FL 33755 (855) 566-9234	Mark T. Bettencourt Joseph C. Theis, Jr. Jesse Nevarez Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00001 per share	—	$	$	$
________________
(1)Includes the aggregate offering price of additional shares of Class A common stock that the underwriters have the option to purchase from the selling stockholders, if any.
(2)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the registrant’s Class A common stock as reported on the Nasdaq Global Select Market on             .

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)
Issued           , 2021

                  Shares
CLASS A COMMON STOCK
_____________________________________
The selling stockholders identified in this prospectus are offering an aggregate of           shares of Class A common stock. We are not selling any shares under this prospectus, and we will not receive any proceeds from the sale of shares by the selling stockholders.
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible into one share of Class A common stock.
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “KNBE.” On           , 2021, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $          per share.
We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” on page 16.
_____________________________________
PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$
________________
(1)See “Underwriting” for a description of compensation payable to the underwriters.
The selling stockholders have granted the underwriters an option to purchase up to an additional           shares of our Class A common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York, on or about          , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	BofA Securities	KKR

           , 2021

Building your last line of defense

KnowBe4
Human error. Conquered.

Our Mission

Enable employees to make smarter security decisions, every day.

New-School Security Awareness SaaS Platform	Forrester Wave Leader
~$18BN Total Addressable Market	**~41K** Customers Globally
$207MM LTM GAAP Revenue	**40%** Revenue Growth
$214MM Annual Recurring Revenue	**42%** ARR Growth
$54MM LTM Operating Cash Flow	**$(16)MM** LTM Net Loss
80%+ Gross Margin	**$49MM** LTM Free Cash Flow

Note: All financial figures as of the period ended June 30, 2021 or the LTM period ended June 30, 2021.

*See Non-GAAP reconciliation for a reconciliation of net cash provided by operating activities to free cash flow.

41,000+ CUSTOMERS
Compliance Plus
2021
Phish RIP
2020
37,000 CUSTOMERS
ML
Phish ML
2019
30,000 CUSTOMERS
PhishER
2018
20,000 CUSTOMERS
Diamond Tier Launch
2017
10,000 CUSTOMERS
Phish Alert Button
2016
2015
KCM
Compliance Manager
2014
2013
Security Awareness
2012
2011
2010
0 CUSTOMERS

AWARENESS › BEHAVIOR › CULTURE

KnowBe4's Platform Is Purpose-Built to Protect the Human Layer

KnowBe4 Security Awareness

Assess
- Baseline Assessment
- Simulated Phishing Testing

Train
- Content Library
- Automated Training Campaigns

Analyze
- Reporting and Analytics
- Training Campaign Management

User Behavior
- Password Analysis

Compliance Plus

New-School Compliance
- Vast Compliance Library
- Customizable Content

PhishER
Security Automation & Orchestration

Workflow
- Email Reporting
- Threat Prioritization

Remediation
- Rules-Based Processing
- Advanced Quarantine

KCM
Governance, Risk & Compliance

Risk
- Vendor Management
- Risk Identification and Mitigation

Audit
- Compliance and Regulatory Workflow

KnowBe4 Platform

- Machine Learning
- Artificial Intelligence
- Advanced Analytics and Insights
- Engaging Content
- Cloud-Based Software

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
You should rely only on the information contained in this prospectus and in any free writing prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.
We, the selling stockholders and the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.
“KnowBe4,” the KnowBe4 logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of KnowBe4, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our Class A common stock in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context requires otherwise, the words “we,” “us,” “our” and “KnowBe4” refer to KnowBe4, Inc. and its consolidated subsidiaries.
KNOWBE4, INC.
Mission
Our mission is to enable employees to make smarter security decisions, every day.
Overview
KnowBe4 has developed the leading security awareness platform enabling organizations to assess, monitor and minimize the ongoing cybersecurity threat of social engineering attacks. We are pioneering an integrated approach to security awareness that incorporates cloud-based software, machine learning, artificial intelligence, advanced analytics and insights with engaging content. Our platform is purpose-built to drive awareness, change human behavior and enable a security-minded culture that results in a reduction of social engineering risks.
We believe every organization’s greatest asset is also its greatest security risk – its people. As investments in security products grow significantly, attackers are increasingly leveraging social engineering to circumvent the traditional layers of cybersecurity defense. Social engineering relies on the manipulation of human behavior and can range from enlisting unsuspecting employees in schemes to defraud their employers to gaining access to systems during the initial phase of broader, multi-stage cyberattacks that can result in devastating breaches. Because these attacks are low-cost and high-volume and have a high probability of success, they enable the attacker to achieve a significant return on investment. Social engineering represents a universal cybersecurity risk, as it specifically targets the employees rather than the infrastructure of an organization.
Historically, organizations have invested significantly in cybersecurity defenses with the belief that infrastructure-centric tools alone could provide adequate protection. Despite billions of dollars spent on security products each year, security breaches continue to be reported with increasing frequency. Recent secular trends, including globally distributed workforces, work from home and the technological complexity of the modern digital workplace, have vastly expanded the attack surface. A single click on a phishing email, insecure disposal of a sensitive document, use of a weak password and a host of other employee behaviors can prove disastrous to an organization. These effects are far-reaching, ranging from incident response costs and lost productivity to negative media coverage, loss of revenue and impacted customer confidence. More often than not, the difference between a secure and insecure interaction comes down to human behavior, but changing human behavior is a significant challenge.
We believe security awareness is the most effective way for organizations to manage the extraordinary unaddressed risk of social engineering, representing a fundamental shift in cybersecurity. Security awareness has historically been isolated to information security and IT professionals and focused more on compliance and simplistic content delivery. Our platform is designed to promote awareness, change human behavior and drive a security-minded culture. The foundation of our security awareness platform combines automation, machine learning, artificial intelligence and continuous testing with data analysis and relevant and interactive content. Our products enable customers to strengthen their overall security posture by creating a security-minded culture characterized by active user participation with a focus on mitigating the human element of security risk across their entire organization. We enable organizations to effectively enhance the security awareness of their workforce, converting their employees into a critical last line of defense against cyberattacks.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Our platform currently includes:
•Security Awareness: enables continuous assessment of employees through simulated social engineering attacks across multiple mediums and remediation through real-time delivery of highly engaging modules that are curated based on relevant and specific risks;
•Security Orchestration, Automation and Response (SOAR): enables security professionals to prioritize and automate security workstreams in order to respond to and remediate social engineering attacks; and
•Governance, Risk and Compliance: enables organizations to analyze security risk and automate the management of compliance and audit functions.
We designed our platform to meet the needs of IT administrators, as effective, scalable, quick to deploy and easy to use for organizations of all sizes. Our platform design allows us to scale from small businesses to large enterprises using a single code base. Our products are deployed on a common data platform with embedded analytical tools and reporting APIs, resulting in seamless integration. Additionally, our products are designed to bring substantial amounts of data into an organization’s existing security stack allowing our customers to continually assess and monitor ongoing risks to the organization.
As the behavior of any employee could represent a threat, our customers tend to adopt our platform across the entire organization to protect all employees from social engineering threats. We have developed an effective go-to-market strategy that has been proven to help us reach both small and midsized businesses and large enterprises. We employ an efficient inside sales model that translates across all customer segments, complimented by channel partnerships that provide significant sales leverage and have enabled us to further penetrate the enterprise market. As a result, we have been able to grow our customer base rapidly in recent years, from more than 30,000 as of December 31, 2019 to almost 37,000 as of December 31, 2020 and             as of September 30, 2021. Our leadership in the security awareness market has been recognized by both Gartner Inc. and Forrester Research Inc. Additionally, we rose to the number five app by number of organizations within the 2020 Microsoft Azure Active Directory app gallery and were named as one of the most popular apps by number of customers and as the most popular people-centric security tool within the Okta 2021 Businesses at Work report.
We continue to experience significant growth with total revenue of $120.6 million and $174.9 million for the years ended December 31, 2019 and 2020, respectively. As of the ends of the same periods, we had annual recurring revenue, or ARR, of $145.4 million and $198.4 million. For the nine months ended September 30, 2020 and 2021, our revenue and ARR also increased from $125.6 million to        and from $181.9 million to $262.2 million , respectively. For the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, we had net losses of $124.3 million, $2.4 million, $2.6 million and        which included $118.1 million, $5.2 million, $3.3 million and        of stock-based compensation expense, respectively. See the sections titled “—Key Business Metrics—Annual Recurring Revenue” for additional information regarding ARR.
We have built our business with a focus on cash flow generation. Our net cash provided by operating activities was $29.7 million and $44.9 million and our free cash flow was $18.9 million and $36.7 million for the years ended December 31, 2019 and 2020, respectively. For the nine months ended September 30, 2020 and 2021, our net cash provided by operating activities was $39.6 million and       , and our free cash flow was $32.6 million and       , respectively. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Free Cash Flow” for additional information regarding free cash flow and for a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.
Industry Background
Social Engineering Attacks Targeting Humans Are the Most Successful Cyberattacks
Social engineering, which encompasses attacks on the human layer of an organization, can take the form of phishing, spear phishing, pretexting, business email compromise, smishing (SMS-based phishing) and vishing (voice-based phishing). These methods can result in the direct compromise of proprietary information or can serve

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
as the first phase in sophisticated multi-stage attacks, enabling credential theft, ransomware delivery and malware delivery, among others, that can ultimately result in costly security breaches. In effect, by targeting human behavior rather than infrastructure, social engineering attacks can be utilized by attackers to circumvent multiple layers of security.
Due to the relative ease and cost-effectiveness of developing and deploying social engineering attacks, coupled with their effectiveness and the potential value of the resulting breaches, these methods have become the preferred and most frequent avenue for hackers to gain access to IT systems and sensitive information. Several recent high-profile breaches, ranging from data loss events of major corporations and government entities, to account takeovers of prominent individuals, to ransomware attacks on local governments and hospitals, have all involved social engineering methods. According to the Verizon 2021 Data Breach Investigations Report, 85% of breaches involved a human element.
Digital Transformation Has Expanded the Social Engineering Attack Surface
Not only has the widespread adoption of digital technologies significantly impacted how companies conduct business, it has also fundamentally changed the relationship of their employees with technology in their everyday professional and personal lives. Individuals increasingly use digital mediums as their primary form of communication and increasingly rely on online services in everyday life. Furthermore, the amount of personal data available for cyberattackers to use in crafting convincing social engineering attacks is staggering. According to Statista, over half of the global population currently uses social media, where accounts provide cyberattackers with a vast repository of knowledge about an individual, including their detailed personal history, interests, contacts and other valuable information. These trends have made individuals more susceptible than ever to social engineering attacks and greatly expanded the social engineering attack surface.
The increasing number of employees working remotely, in cloud applications and consumer-oriented devices that are often purposed for enterprise uses but only partially enterprise-managed, has significantly eroded the traditional security perimeter. With a sustained shift to digital and remote workplaces, accelerated by the global coronavirus pandemic, we believe the threat of social engineering will become more pronounced. Since the onset of the pandemic, VMware reports that 88% of businesses have seen an increase in social engineering attacks. This changing landscape requires humans to become the last line of defense against cyber threats.
Attackers Are Launching Increasingly Targeted Cyberattacks at Scale
Cyberattackers across all levels of sophistication employ social engineering techniques. These attackers range from hackers leveraging basic techniques to more sophisticated criminal organizations motivated by financial gains, to highly-advanced military and intelligence services of well-funded nation-states. Regardless of their level of expertise, cyberattackers can leverage social engineering to launch targeted cyberattacks at scale. The most basic social engineering attacks require minimal investment and can be cost-efficiently distributed to a wide target audience, while increasingly advanced attacks use highly customized messages developed through advanced research and emerging technologies such as AI or facial recognition.
Modern cyberattacks are pervasive, targeting businesses of all sizes across a broad range of industries including technology, transportation, healthcare, financial services, governments and political organizations, utility and retail. According to the Center for Strategic and International Studies, the global cost of cybercrime is estimated to be approximately $1 trillion annually, and the Ponemon Institute and IBM Security estimate that the average cost of a data breach has increased by 10% since 2014 to $3.86 million.
Cybersecurity Resources Are Constrained
Cybersecurity resources have become highly constrained. Skills shortages are at an all-time high, particularly in the areas of big data and analytics, cybersecurity and AI, with 54% of chief information officers, or CIOs, stating that they struggle to find the right talent in response to the Harvey Nash/KPMG CIO Survey 2020. Specifically, the 2020 (ISC)2 Cybersecurity Workforce Study estimated a global gap of over 3.1 million cybersecurity professionals.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Companies do not have enough IT security staff to effectively train employees on how to protect against ever-changing social engineering techniques or efficiently address threats that are reported. Rebuilding security training internally every year and sorting through reported threats on an individual basis is not resource-efficient for companies. These resource gaps highlight the need for software and automation in developing security awareness to protect against social engineering.
Limitations of Existing Offerings
Historically, organizations have relied on either content-centric or infrastructure-centric vendors for security awareness or have opted for limited or no training due to the inefficacy of existing offerings. Content-centric alternatives, including products from traditional vendors and internally-developed tools, provide organizations with generic and ineffective training programs that are primarily designed to satisfy minimum compliance requirements. These alternatives offer limited functionality and do not create the engagement needed to change human behavior. Infrastructure-centric alternatives provide basic point products for security training that are typically secondary to core security infrastructure products. Neither of these alternatives offers an integrated platform-based approach to security awareness that is specifically designed to manage the risk of social engineering.
Key Strengths of Our Platform
We provide an integrated platform that enables organizations to assess, monitor and mitigate the persistent threat of social engineering. Our cloud-based platform employs a differentiated combination of software, machine learning, artificial intelligence, analytics, insights, content and security workstreams that is designed to meaningfully impact human behavior to continually improve an organization’s security posture in response to social engineering threats. The key strengths of our platform include:
Targeted Focus on Human Behavior
Our platform is exclusively focused on human behavior, as we believe that elevating the security awareness of an organization’s employees is essential to managing the risk associated with social engineering. We believe that infrastructure-based security controls alone are inadequate, requiring humans to become the critical last line of defense for an organization. In growing the category for security awareness, we are focused on building a platform capable of changing insecure behaviors and reinforcing secure behaviors of individuals. This allows us to invest technology and development resources to drive innovation and differentiation in products designed to address the human layer of security. Our focus has helped us establish market leadership and we believe will position us favorably to capitalize as the scope of the human layer of security expands.
Continuous Intelligence and Analytics
Our platform continuously assesses users and monitors social engineering risk, creating an active feedback loop that enables organizations to continually drive improvements in employee security awareness and overall security posture. Frequent training, knowledge checks and behavior-based intervention all reinforce secure behaviors and provide critical data for measuring, improving and maintaining security awareness within an organization.
The advanced analytics delivered by our platform enable security administrators to identify, monitor and manage the social engineering risk of the organization as a whole, or of individual employees or groups of employees on an ongoing basis. Our platform analyzes a broad and extensive set of risk data to assess the level of social engineering risks within an organization and provides security professionals with actionable insights to modify and improve security awareness programs based on risk profiles at the individual or group level. Through the learner experience dashboard, our platform also provides employees visibility into their individual susceptibility to social engineering threats, which promotes continuous engagement and improvement in security awareness.
Effective and Efficient Security Awareness Administration
Our platform is designed to enable security administrators to mitigate social engineering risk through automated, machine learning-driven administration of training specifically customized to an individual user or group of users. The platform analyzes users’ behavior and allows organizations to categorize employees based on dynamic

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
or custom groupings to tailor simulated social engineering campaigns, assignments and analytical reporting based on identified potential vulnerabilities. Our platform leverages a machine learning engine to provide administrators with targeted recommendations based on the results of simulated tests and users’ risk scores prompting the delivery of relevant content with a demonstrated ability to reduce the risks associated with social engineering.
The platform also includes embedded SOAR functionality to prioritize and automate security operations related to user-reported social engineering threats. With these capabilities, security professionals can minimize risk to the organization by quickly responding to and effectively remediating the most severe social engineering threats. All together, these capabilities are designed to reduce the administrative burden of security awareness management and operations on resource-constrained IT and security professionals.
Expansive Library of Engaging and Effective Content
We have built an expansive library of differentiated security awareness content, containing approximately 1,000 pieces of content, that is continuously refreshed to ensure that our offerings always reflect the expanding range of social engineering threats. We leverage our extensive proprietary data set on human behavior and social engineering attacks, first-party threat environment research and crowd-sourcing methods to update our simulated threat templates in near real-time, in order to convincingly emulate real-world social engineering methods.
We believe the range and sophistication of our content library and technology makes our platform highly effective in changing human behavior to reduce social engineering risk. We employ dedicated content centers of excellence across geographies to produce differentiated content that reflects themes based on the broader global threat environment, but is highly localized and culturally relevant. The breadth and scope of our content enables it to fully meet the needs of large global enterprises with geographically diverse workforces, driving increased customer satisfaction and retention.
Ease of Platform Deployment and Use
We have designed our platform to be easy to deploy and use, enabling our customers to achieve rapid time-to-value and cost efficiency in security awareness operations. Our cloud-based platform requires minimal implementation efforts, enabling customers to quickly onboard and complete an initial baseline simulated social engineering campaign. We have also developed integrations with mainstream identity platforms, including Active Directory and SCIM, that further streamline platform deployment and ongoing user administration. Our management console offers simple and automated administration of security awareness programs and related workstreams, reducing the resource and expertise requirements on the organization. For employees, the user interface of our platform has also been designed to deliver an intuitive, easy-to-use and high quality experience that is on par with best-in-class consumer experiences.
Designed to Serve the Entire Market
As we believe social engineering is a universal problem, the ability to scale our technology to meet the needs of all organizations has been a central tenet of our platform design philosophy from the beginning. As a result, we have designed our products to be both accessible to smaller organizations without dedicated IT departments and scalable to organizations with hundreds of thousands of users and multiple security teams dispersed across the world. Our cloud-based delivery model, scalable multi-tenant architecture and global content centers of excellence allow us to regularly introduce new content and platform features to our customers quickly and seamlessly.
Our Market Opportunity
We believe that companies of all sizes and across all industries and geographies require a security awareness platform to manage the ongoing threat of social engineering. As such, we estimate the total market opportunity for our platform currently to be approximately $18.0 billion. For our Kevin Mitnick Security Awareness Training, or KMSAT, PhishER and Compliance Plus products, we calculate our market opportunity by estimating the total number of employees in over 50 addressable geographies globally segmented into large enterprise, enterprise, medium business and small business categories. We apply a per employee price, depending on the segment, using internally generated data of actual customer spend based on the customer size and location. For our KnowBe4

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Compliance Manager, or KCM, product in the U.S., we apply an average contract value to a set number of organizations using internally generated data of actual customer spend based on the size of such organizations. For KCM internationally, we estimate the size of the market as a multiple of the U.S. market implied by the proportional market sizes for our KMSAT and PhishER products. The aggregate sum of the calculated values across KMSAT, PhishER and KCM, as described herein, represents our total estimated market opportunity. The estimated market opportunity for KMSAT represents slightly less than half of our total market opportunity.
For more information regarding the estimates of market opportunity included within this prospectus, see the section titled “Business—Our Market Opportunity”.
Our Growth Strategy
Key elements of our growth strategy include:
Expand Our Customer Base
We believe there is a significant opportunity to invest in our sales and marketing activities to drive broader market knowledge of the importance of security awareness. Increasing category awareness of our market enables us to expand our customer base with less education effort and more efficient go-to-market execution. In addition to growing the small to medium sized customer base that we have focused on since inception, we believe that there is significant opportunity to increase penetration in the enterprise segment.
Expand Internationally
The international market represents a clear expansion opportunity for us. We have grown our revenue generated by customers outside of North America from 9.7% in 2019, to 11.9% in 2020 and to        for the nine months ended September 30, 2021. To pursue this opportunity, we are rapidly expanding our international operations, increasing our physical presence through headcount additions and investing in further localizing our platform. Our platform is currently accessible in over 30 languages and we plan to expand this language support in the future, along with increasing our region-specific content offerings.
Grow Our Partner Network
We plan to increase our channel partnerships to help us efficiently reach new territories and opportunities. Growing our international channel partnerships will help us reach new jurisdictions where we have not yet developed extensive brand awareness and local customer relationships. We believe managed service providers, or MSPs, and channel partners represent an efficient way to sell to smaller customers, as organizations with limited or no IT departments often rely on MSPs to provide specialized security skills or knowledge. As of December 31, 2020 and September 30, 2021, MSPs and channel partners were involved in generating 37.4% and        of our revenue, respectively. As our business becomes more mature, we believe the revenue contribution from channel partners and MSPs will continue to increase.
Expand Our Existing Customer Relationships
We plan to continue cross-selling products and upselling subscription tiers within our existing customer base. We believe that our integrated platform and the strength of our customer success program are key to our ability to cross-sell and upsell to our existing customers. We plan to continue to invest in our technology and platform and in customer success personnel to retain existing customers and drive increased product attachment rates.
Invest in Our Platform and Content
We believe that continued investment in our technology platform and content is important to our ability to maintain and extend our market leadership. We invest in technology and development activities to continuously strengthen our platform and release additional features and products to the market. We believe that our ability to leverage the immense amount of data collected from our customers’ usage and to incorporate their feedback into our platform and content offerings have contributed to our market-leading position. We continue to explore methods to

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
monetize our data assets in the future and continue to integrate our customer feedback into future product development opportunities.
Selectively Pursue Strategic Acquisitions
We plan to pursue strategic acquisitions that we believe will be complementary to our existing platform, enhance our technology and our content and increase the value proposition we deliver to our customers. For example, we may pursue acquisitions that we believe will help us add new features, accelerate customer growth, enter new markets and add talents and expertise to our organization.
Summary Risk Factors
Investing in our Class A common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our Class A common stock. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:
•We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.
•We have a history of losses and may not be able to achieve or sustain profitability in the future.
•We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near term.
•If we are unable to attract new customers or develop new products that achieve market acceptance, our revenue growth and profitability will be harmed.
•If our customers do not renew their subscriptions for our platform and add additional products to their subscriptions, our future results of operations could be harmed.
•We are unable to predict with certainty the extent to which the global COVID-19 pandemic may continue to impact our business, financial condition or results of operations.
•We recognize revenue from subscriptions over the term of our customer contracts, and as such, our reported revenue and related metrics may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.
•Failure to effectively develop and expand our marketing and sales capabilities or maintain successful relationships with our channel partners could harm our ability to increase our customer base and achieve broader market acceptance of our products.
•If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business, financial condition and results of operations could be adversely affected.
•A network, systems or data security incident may allow unauthorized access to our network, systems or data or our customers’ data, harm our reputation, create additional liability and adversely impact our financial results.
•Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.
•The nature of our business requires the application of complex accounting rules, including revenue and expense recognition rules, and any significant changes in current rules, or interpretations thereof, could affect our financial statements and results of operations.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
•Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our platform and products, expose us to litigation and negatively impacting our relationships with customers, adversely affecting our business.
•Our results of operations may be harmed if we are subject to a protracted infringement claim or a claim that results in a significant damage award.
•If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.
•The dual-class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering, or the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.
Initial Public Offering and Follow-On Public Offering
On April 26, 2021, we completed our IPO of 10,925,000 shares of our Class A common stock at a price to the public of $16.00 per share, which included 500,000 shares of our Class A common stock offered and sold by certain selling stockholders and the full exercise of the underwriters’ option to purchase 1,425,000 shares of our Class A common stock from us. We did not receive any proceeds from any sales of shares by the selling stockholders. We received net proceeds of $153.0 million, after deducting underwriting discounts and commissions of $10.8 million and offering expenses paid by us of approximately $3.0 million.
On August 16, 2021, we completed a follow-on public offering, or the August Follow-On, pursuant to which certain selling stockholders offered and sold 11,995,546 shares of our Class A common stock at a price to the public of $20.75 per share, including the full exercise of the underwriters’ option to purchase 1,564,636 shares of our Class A common stock from the selling stockholders. We did not receive any proceeds from the sale of shares by the selling stockholders in the August Follow-On.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are required to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly required to provide only reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended;
•we may take advantage of extended transition periods for complying with new or revised accounting standards;
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.
We may take advantage of these provisions until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this listing occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.
We currently intend to take advantage of certain of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest. However, we have elected to “opt out” of the extended transition period provision for complying with new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to Our Class A Common Stock and This Offering—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”
Company Information
We were formed as a limited liability company in Delaware in August 2010 under the name SEQRIT, LLC and subsequently changed our name to KnowBe4, LLC. We then converted into a Delaware corporation under the name KnowBe4, Inc. in January 2016. Our headquarters is located at 33 N. Garden Avenue, Clearwater, FL 33755 and our telephone number is (855) 566-9234. You can access our website at www.knowbe4.com. Information contained on our website is not part of this prospectus or the registration statement of which it forms a part and is not incorporated by reference in this prospectus or the registration statement of which it forms a part.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
THE OFFERING

Class A common stock offered by the selling stockholders	shares (including shares to be issued upon exercise of options by certain selling stockholders in connection with the sale of such shares in this offering)

Class A common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares from the selling stockholders in full)

Class B common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares from the selling stockholders in full)

Option to purchase additional shares of Class A common stock granted by the selling stockholders	shares

Voting power held by holders of Class A common stock after giving effect to this offering

Voting power held by holders of Class B common stock after giving effect to this offering

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. See “Use of Proceeds.”

Voting rights	Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of the fifth anniversary of the filing and effectiveness of our amended and restated certificate of incorporation or the affirmative vote of the holders of 66-2/3% of the voting power of our outstanding Class B common stock.

The holders of our outstanding Class B common stock will hold of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding of the voting power in the aggregate. These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Nasdaq trading symbol	“KNBE”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

Conflicts of Interest	Certain entities affiliated with KKR Capital Markets LLC, an underwriter for this offering, collectively beneficially own in excess of 10% of our issued and outstanding common stock, and such affiliated entities may be selling shares in this offering and, as such, may receive in excess of 5% of the net proceeds of this offering. Additionally, certain entities affiliated with Goldman Sachs & Co. LLC, an underwriter for this offering, may receive at least 5% of the net offering proceeds in this offering. As a result, each of Goldman Sachs & Co. LLC and KKR Capital Markets LLC may be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, or FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, because a bona fide public market exists in the shares, as that term is defined in FINRA Rule 5121. For more information, see “Underwriting.”
The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on        shares of our Class A common stock and        shares of our Class B common stock outstanding, in each case as of September 30, 2021, and excludes the following:
•        shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2021 under our 2016 Equity Incentive Plan, or the 2016 Plan, at a weighted-average exercise price of        per share;
•        shares of our Class A common stock subject to restricted stock units, or RSUs, outstanding as of September 30, 2021 under our 2021 Equity Incentive Plan, or the 2021 Plan;
•        shares of our Class A common stock subject to RSUs granted after September 30, 2021 under the 2021 Plan; and
•        shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
▪        shares of our Class A common stock reserved for future issuance under our 2021 Plan and
▪        shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP.
Our 2021 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2016 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs subsequent to September 30, 2021; and
•no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from the selling stockholders in this offering.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
In the following tables, we provide our summary historical consolidated financial data. The summary historical consolidated statements of operations data for each of the years ended December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statements of operations data for the nine months ended September 30, 2020 and 2021 and the consolidated balance sheet data as of September 30, 2021 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited selected consolidated financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. You should read the summary historical consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our summary historical consolidated results are not necessarily indicative of results to be expected for future periods. The summary historical consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
			(unaudited)
Summary Consolidated Statements of Operations Data:
Revenues, net	$120,575	$174,886	$125,599
Cost of revenues	20,579	26,730	19,264
Gross profit	99,996	148,156	106,335
Operating expenses:
Sales and marketing	69,090	82,188	60,254
Technology and development	10,662	19,804	14,119
General and administrative	145,776	47,706	34,536
Total operating expenses	225,528	149,698	108,909
Operating loss	(125,532)	(1,542)	(2,574)
Other (expense) income:
Interest income	799	197	159
Interest expense	(47)	(60)	(45)
Other income	90	807	142
Loss before income tax benefit (expense)	(124,690)	(598)	(2,318)
Income tax benefit (expense)	367	(1,832)	(316)
Net loss	$(124,323)	$(2,430)	$(2,634)
Net loss per share, basic and diluted(1)	$(1.91)	$(0.06)	$(0.06)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	66,958,400	42,049,840	42,116,480
_________________
(1)At September 30, 2021, basic and diluted (loss) income per share for Class A and Class B common stock are the same.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

As of September 30, 2021
(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents
Total current assets
Total assets
Total current liabilities
Total liabilities
Stockholders’ equity (deficit)
Key Business Metrics
In addition to GAAP measures of performance, we regularly monitor a number of financial and operating metrics, including the following key metrics, in order to measure our current performance and estimate our future performance, as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Number of customers	30,259	36,753	34,604
Year-over-year growth	34.4%	21.5%	23.2%
Annual recurring revenue (in thousands)	$145,369	$198,369	$181,924
Year-over-year growth	64.0%	36.5%	41.8%
Number of Customers
We believe that our ability to increase and retain the number of customers on our platform is an indicator of our market penetration, the growth of our business and potential future business opportunities. Increasing awareness of our platform and products, combined with further overall awareness of the need to address the human risk within cybersecurity, has continued to expand our customer base to include organizations of all sizes across all industries. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution or a distinct business unit of a large company that has an active contract with us to access our platform. We do not consider our channel partners as separate customers as our contracts are executed with the end user, and we treat MSPs, who may purchase our products on behalf of multiple companies, as a single customer. Our number of customers increased on an absolute basis, but there has been a decrease in year-over-year growth rate in number of customers since December 31, 2019 as a result of an increased focus on enterprise customers and MSPs, which are subject to longer sales cycles. Additionally, as our customer base grows and as our market penetration increases, we do not expect to continue to grow at the same year-over-year rate.
Annual Recurring Revenue
We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire new customers and to maintain and expand our relationship with existing customers. We define ARR as the annualized value of all contractual subscription agreements as of the end of the period. We perform this calculation on an individual contract basis by dividing the total dollar amount of a contract by the total contract term stated in months and multiplying this amount by twelve to annualize. Calculated ARR for each individual contract is then aggregated to arrive at total ARR. ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. Specifically, ARR, as calculated under the definition herein, does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended by our customers. We expect ARR in total dollars to continue to

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Pursuant to 17 C.F.R. Section 200.83
grow as we execute on our growth strategies and increase our market penetration, but we do not expect to continue to grow at the same year-over-year rate as we become a larger, more mature business.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.
Non-GAAP Operating (Loss) Income
We define non-GAAP operating (loss) income as GAAP operating loss excluding stock-based compensation expense, amortization of acquired intangible assets and acquisition and integration related costs. Costs associated with acquisitions and integration include legal, accounting and other professional fees, as well as changes in the fair value of contingent consideration obligations and other costs related to the transition of the acquired business. We believe non-GAAP operating (loss) income provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as this metric generally eliminates the effects of certain variables unrelated to our overall operating performance.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Operating loss	$(125,532)	$(1,542)	$(2,574)
Add: Stock-based compensation expense	118,105	5,234	3,253
Add: Amortization of acquired intangible assets	247	332	249
Add: Acquisition and integration related costs	292	—	—
Non-GAAP operating (loss) income	$(6,888)	$4,024	$928
Free Cash Flow
We define free cash flow as net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, less purchases of property, equipment, amounts capitalized for internal-use software and principal payments on finance leases. We believe that free cash flow is a meaningful indicator of liquidity to management and investors about the amount of cash generated from our operations that,

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
after the investments in property, equipment and capitalized internal-use software, can be used for strategic initiatives.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by operating activities	$29,718	$44,864	$39,624
Less: Purchases of property and equipment	(5,573)	(5,426)	(4,692)
Less: Capitalized internal-use software	(5,223)	(2,682)	(2,304)
Less: Principal payments on finance leases	—	(35)	(24)
Free Cash Flow	$18,922	$36,721	$32,604

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
An investment in our Class A common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our Class A common stock. The occurrence of any of the following risks could materially adversely affect our business, financial condition or results of operations and prospectus. In that case, the trading price of our Class A common stock could decline, and you may lose part or all of your investment.
Risks Related to Our Business and Our Industry
We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.
We have been in existence since 2010 and much of our growth has occurred in recent periods. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. Additionally, the sales cycle for the evaluation and implementation of our platform and products, which can range from several days for small businesses to multiple months for enterprise deals, may also cause us to experience uncertainty in the timing between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of uncertainties arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our stock price to decline.
We have a history of losses and may not be able to achieve or sustain profitability in the future.
We have incurred net losses in all annual periods since our inception, and we expect we will continue to incur net losses for the foreseeable future. We experienced net losses of $124.3 million, $2.4 million, $2.6 million and        for the years ending December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, we had an accumulated deficit of        Because the market for our platform and products has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. Overall growth of our revenue depends on a number of factors, including:
•pricing our platform and products effectively so that we are able to attract new customers and expand sales to our existing customers;
•continuing to develop and offer products that are superior to those of competitors;
•expanding the functionality of our platform and products;
•expanding the number of customers who purchase and renew subscriptions to our platform and products;
•providing our customers with support that meets their needs;
•continuing to introduce our platform and products to new markets outside of the United States; and
•our ability to hire and retain sufficient numbers of sales and marketing, research and development and general and administrative personnel, and expand our global operations.
In addition, we expect our operating expenses to increase significantly over the next several years, as we continue to hire additional personnel, particularly in sales and marketing, expand our operations and infrastructure, both domestically and internationally, and continue to develop our platform and products. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future.

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We have experienced rapid growth in recent periods, and if we do not manage our future growth, our business and results of operations will be adversely affected.
We have experienced rapid revenue growth in recent periods and we expect to continue to invest broadly across our organization to support our growth. For example, our headcount grew from 840 employees as of December 31, 2019, to 1,014 employees as of December 31, 2020 and to        employees as of September 30, 2021. Although we have experienced rapid growth historically, we may not sustain our current growth rates nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and will require the continuous dedication of our management team. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in evolving industries, including market acceptance of our platform and products, adding new customers, intense competition and our ability to manage our costs and operating expenses. Our future success will depend in part on our ability to manage our growth effectively, which will require us to, among other things:
•effectively attract, integrate and retain a large number of new employees, particularly members of our sales and marketing and research and development teams;
•further improve our platform and products to support our business needs;
•provide a high level of customer service;
•maintain our corporate culture;
•enhance our information and communication systems to ensure that our employees and offices around the world are well coordinated and can effectively communicate with each other and our growing base of channel partners and customers; and
•improve our financial, management and compliance systems and controls.
If we fail to achieve these objectives effectively, our ability to manage our expected growth, ensure uninterrupted operation of our platform and products, and comply with the rules and regulations applicable to our business could be impaired. Additionally, the quality of our platform and products could suffer and we may not be able to adequately address competitive challenges. Any of the foregoing could adversely affect our business, financial condition and results of operations.
We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near term.
Part of our business strategy is to primarily focus on our long-term growth. As a result, our profitability may be lower in the near term than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, growing our platform and products and expanding our research and development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.
We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, financial condition and results of operations.
Our customer agreements contain service level commitments, under which we guarantee specified availability of our platform and products. In light of our historical experience with meeting our service level commitments, we do not currently have any material liabilities accrued on our balance sheet for these commitments. Any failure of or disruption to our cloud-based platform could make our products unavailable to our customers. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our platform and products, we may be contractually obligated to provide affected customers with service credits for

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
future subscriptions, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions. Our revenue, other results of operations and financial condition could be harmed if we suffer unscheduled downtime that exceeds the service level commitments under our agreements with our customers, and any extended service outages could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.
If we are unable to attract new customers or develop new products that achieve market acceptance to cross-sell or upsell to our existing customers, our revenue growth and profitability will be harmed.
Since our customers tend to adopt our platform across their entire organizations, to increase our revenue and achieve and maintain profitability, we must expand our customer base. To attract customers, we must drive a broader awareness of the pervasive risks of social engineering. We will continue to invest in our inside sales force complemented by a channel strategy designed to increase brand awareness and to enable us to reach new territories and acquire new customers. Numerous factors, however, may impede our ability to acquire new customers, including our failure to recruit talented sales and marketing personnel and to retain and motivate our current sales and marketing personnel, to develop or expand relationships with effective channel partners and managed service providers, or MSPs, to successfully deploy products for new customers, to provide quality customer support once deployed and to execute on our marketing strategies.
In addition, our ability to increase revenue depends in large part on our ability to develop compelling new products to cross-sell and upsell to our existing customer base. To do so, we must continue to invest in our technology and platform in order to create new adjacencies and use cases. The success of any new product deployment will depend on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our existing platform and products and overall market acceptance. If we are unable to successfully develop new products or otherwise gain market acceptance, we may not be able to increase revenues by cross-selling or upselling to our existing customer base, and our business, results of operations and financial condition would be harmed.
If our customers do not renew their subscriptions for our platform and add additional products to their subscriptions, our future results of operations could be harmed.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions for our platform and products when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions for our platform and products after the expiration of their contractual period, which is typically one to three years, and in the normal course of business, some customers have elected not to renew. In addition, our customers may renew for fewer products, renew for shorter contract lengths or switch to a lower-cost tier. If our customers do not renew their subscriptions, we could incur impairment losses related to our deferred contract acquisition costs. It is difficult to accurately predict long-term customer retention because of our varied customer base and given the length of our subscription contracts. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our customer support, our prices and pricing plans, our customers’ spending levels, mergers and acquisitions involving our customers, competition and deteriorating general economic conditions.
We are unable to predict with certainty the extent to which the global COVID-19 pandemic may continue to impact our business, financial condition or results of operations.
The ongoing COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused social and economic disruption and financial market volatility, resulting in reduced business activity and business travel. Concerns over the ultimate economic impact of COVID-19 have caused and may continue to cause extreme volatility in financial and other capital markets, which may adversely affect our stock price and our ability to access capital markets in the future.
We believe that the conditions caused by the pandemic have not significantly affected demand for our platform and products; therefore, although the COVID-19 pandemic has caused us to experience, in some cases, longer sales

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
cycles and an increase in certain prospective and current customers seeking lower prices or other more favorable contract terms, we do not believe these developments have been substantial enough to cause a significantly negative impact on our results of operations. Additionally, we have not seen significant negative impacts on collections of accounts receivable or attrition rates of our customers.
Conversely, the long term work-from-home policies, which have stemmed from the COVID-19 pandemic, have resulted in employees accessing their companies’ systems remotely, which has increased cybersecurity, privacy and data protection risks for these companies and may lead to heightened interest in our platform and products. There is no assurance that the levels of interest, demand and use of our platform and products will continue or will not decrease in the future. Any such decrease could have an adverse effect on our growth and the success of our platform and products.
We recognize revenue from subscriptions over the term of our customer contracts, and as such, our reported revenue and related metrics may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.
The subscription terms of our customer contracts generally range from one to three years and are invoiced on an annual basis. A substantial majority of our revenue is recognized over the term of the subscription. As a result, much of the revenue we report each quarter is derived from contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. Any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, our revenue in any given period may not be an accurate indicator of our financial health and future performance.
Failure to effectively develop and expand our marketing and sales capabilities or maintain successful relationships with our channel partners could harm our ability to increase our customer base and achieve broader market acceptance of our products.
Our ability to increase our customer base and achieve broader market acceptance of our platform and products will depend to a significant extent on our ability to expand our marketing and sales operations and to maintain successful relationships with our channel partners. We plan to continue expanding our direct inside sales force and engaging additional channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct inside sales personnel, if our new direct inside sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct inside sales personnel.
In order to grow our business, we anticipate that we will continue to depend on our relationships with our channel partners who we rely on, in addition to our direct sales force, to sell and support our products. For the year ended December 31, 2020 and for the nine months ended September 30, 2021, while no individual channel partner accounted for 10% or more of our sales, in the aggregate, our channel partners accounted for 37.4% and        of our revenue, respectively, and we expect that sales to channel partners will continue to account for a substantial portion of our revenue for the foreseeable future. We utilize channel partners to efficiently increase the scale of our marketing and sales efforts and increase our market penetration to customers who we otherwise might not reach on our own. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners.
Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers competitive products from different companies, and generally allow the channel partner to terminate its agreements with us for any reason upon 30 days’ notice. For example, some of our channel partners also sell or provide integration and administration services for our competitors’ products, and if such channel partners devote greater resources to marketing, reselling and supporting competing products, this could harm our business, financial

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condition and results of operations. If our channel partners do not effectively market and sell our products, choose to use greater efforts to market and sell their own products or those of others or fail to meet the needs of our customers, our ability to grow our business, sell our products and maintain our reputation may be adversely affected. The loss of key channel partners, our possible inability to replace them or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, financial condition, results of operations or cash flows could be adversely affected.
If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business, financial condition and results of operations could be adversely affected.
Our industry is marked by rapid technological developments and demand for new and enhanced products and features to address the evolving risks associated with social engineering. In particular, cybersecurity threats are becoming increasingly sophisticated and responsive to the new security measures designed to thwart them. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to address such threats, our business and reputation will suffer. The success of any new enhancements, features or products that we introduce depends on several factors, including the timely completion, introduction and market acceptance of such enhancements, features or products. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, modifications to existing technologies will increase our research and development expenses. If we are unable to successfully enhance our existing products to meet customer requirements, increase adoption and usage of our products or develop new products, enhancements and features, our business, financial condition and results of operations will be harmed.
In addition, our future success depends, in part, on continued market adoption of cloud-based technologies such as our platform as an alternative to on-premise offerings. While the market for cloud-based technologies is growing, it is not as mature as the market for legacy on-premise offerings, and organizations that have invested substantial resources into on-premise systems may be reluctant or unwilling to migrate to cloud-based platforms. It is uncertain whether cloud-based technologies will achieve and sustain high levels of customer demand and market acceptance. Our success depends on the adoption of cloud-based technologies globally and across industries. It is difficult to predict market adoption rates and the future growth rate and size of the market for cloud-based technologies. If cloud-based technologies do not achieve widespread adoption or there is a reduction in demand for cloud-based technologies caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, our business, financial condition and results of operations will be harmed.
Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.
This prospectus includes our internal estimates of the addressable market for security awareness products. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. In particular, estimates regarding our current and projected market opportunity are difficult to predict. In addition, our internal estimates of the addressable market for security awareness products reflect the opportunity available from all participants and potential participants in the market. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.
If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that our corporate culture has been a contributor to our success, which we believe fosters innovation, teamwork, passion and focus on building and marketing our platform and products. As we grow and

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develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. Additionally, our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively. If we experience any of these effects in connection with future growth, it could impair our ability to attract new customers, retain existing customers and expand their use of our products, all of which would adversely affect our business, financial condition and results of operations.
Our financial results may fluctuate due to increasing variability in our sales cycles.
We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with our existing customers. As we continue to focus on sales to larger organizations, we expect our sales cycles to lengthen and become less predictable, which may harm our financial results. Factors that may influence the length and variability of our sales cycle include, among other things:
•the need to raise awareness about the benefits of our platform and products;
•the discretionary nature of purchasing and budget cycles and decisions;
•the competitive nature of evaluation and purchasing processes;
•announcements or planned introductions of new products, features or functionality by us or our competitors; and
•potentially lengthy purchasing approval processes.
Our increasing focus on sales to larger organizations may further increase the variability of our financial results. If we are unable to close one or more expected significant transactions with large organizations in a particular period, or if an expected transaction is delayed until a subsequent period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be harmed.
A network, systems or data security incident may allow unauthorized access to our network, systems or data or our customers’ data, harm our reputation, create additional liability and adversely impact our financial results.
Increasingly, companies are subject to a wide variety of attacks on their networks and systems on an ongoing basis. In addition to traditional computer “hackers,” malicious code (such as viruses, ransomware or other malware), employee or contractor theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. The security measures we have integrated into our internal networks and systems, and into our platform and products, which are designed to detect unauthorized activity and prevent or minimize security breaches or incidents, may not function as expected or may not be sufficient to protect our internal networks, platform and products against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate measures to prevent an electronic intrusion into our networks or systems, unauthorized access to, loss or unavailability of, or unauthorized alteration, use or disclosure of data or other security breaches or incidents.
Third parties also may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure, the loss, alteration or compromise of our sensitive or otherwise critical business information, a loss of confidence in the security of our platform and products, interruptions or malfunctions in our operations, and, ultimately, harm to our future business prospects and revenue.

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As a well-known provider of products in the security awareness market, we may be a particularly attractive target for these and other forms of attacks.
Our customers’ storage and use of data concerning, among others, their employees, contractors, customers and partners is essential to their use of our platform and products, which stores, transmits and processes customers’ proprietary information and personally identifiable information. If a breach of customer data security were to occur or to be perceived to occur, as a result of third-party action, employee or contractor error, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted or believed to have been disrupted, we could face claims by and incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, and our platform and products may be perceived as less desirable, which could negatively affect our business and damage our reputation. In addition, a network, systems or other security breach or incident, whether or not impacting or being perceived to impact the confidentiality, integrity or availability of our customers’ data, could result in the loss of customers and make it more challenging to acquire new customers.
In addition, security breaches and incidents impacting our platform and products could result in a risk of loss, unavailability or unauthorized access to or alternation, use or disclosure of information maintained on or processed by our platform and products, which, in turn, could lead to claims, litigation, governmental audits and investigations and possible liability, damage our relationships with our existing customers and have a negative impact on our ability to attract and retain new customers. These breaches or incidents or any perceived breach or incident, of our employees, contractors, networks or systems, in particular, because of our position as a security awareness company, may also undermine confidence in our platform or products and result in damage to our reputation, negative publicity, loss of channel partners, customers and sales, increased costs to remedy any problem and costly litigation. In addition, a security breach or incident impacting one of our key channel partners or independent software vendors could result in the exfiltration of confidential corporate information or other data that may provide additional avenues of attack. If a high profile security breach or incident occurs with respect to another Software-as-a-Service, or SaaS, provider, our customers and potential customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business. Any of these negative outcomes could adversely impact market acceptance of our products and could harm our business, financial condition and results of operations.
We may be required to expend significant capital and financial resources to protect against the foregoing threats and to alleviate problems caused by actual or perceived security breaches or incidents. We may face difficulties or delays in identifying, remediating and responding to attacks and actual or perceived security breaches. Additionally, we use third party service providers to provide data hosting and other services to us, and they face similar risks. Any actual or perceived security breach or incident at a company providing services to us could result in the impacts described above. The current COVID-19 pandemic has resulted in increased employees and other personnel working remotely, which increases the risk we and our service providers face.
While we maintain insurance that may cover certain liabilities relating to security breaches or incidents, subject to applicable deductibles and policy limitations, our insurance may be insufficient to cover all liabilities incurred. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, premiums or deductibles could have a material adverse effect on our business, results of operations and financial condition.
Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.
Laws and regulations governing data privacy and protection, information security, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning and data sovereignty

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requirements are rapidly evolving, extensive, complex and include inconsistencies and uncertainties. Examples of recent and anticipated developments that have or could impact our business include the following:
•The General Data Protection Regulation, or GDPR, took effect in May 2018 and established several requirements applicable to the handling of personal data of individuals in the European Economic Area, or EEA. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including imposing accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies and procedures as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects how their personal data will be used; establishes rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances; imposes limitations on retention of personal data; establishes data breach notification requirements; and sets standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.
•The GDPR and substantially equivalent legislation in the United Kingdom, or UK, also imposes strict rules applied to the transfer of personal data out of the EEA, and the UK to third countries deemed to lack adequate privacy protections (including the United States), unless an appropriate safeguard is implemented, such as the Standard Contractual Clauses, or SCCs, approved by the European Commission, or a derogation applies. The Court of Justice of the European Union, or CJEU, deemed the SCCs valid in July 2020. However, the CJEU ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms must be analyzed on a case-by-case basis to ensure European Union, or EU, standards of data protection are met in the jurisdiction where the data importer is based, and concerns remain about the potential for the SCCs and other mechanisms to face additional challenges. European regulators have issued guidance following the CJEU ruling that imposes significant new requirements on transferring data outside the EEA, including under an approved transfer mechanism. On June 4, 2021, the European Commission issued new SCCs that account for the CJEU’s decision and other developments, which need to be put in place for new contracts involving the transfer of personal data from the EEA to a third country as of September 27, 2021. Complying with these obligations and applicable guidance could be expensive and time consuming, may require us to modify our data handling policies and procedures and may ultimately prevent or restrict us from transferring personal data outside the EEA and the UK, which could cause significant business disruption.
•The EU has proposed the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, which, if adopted, would impose new obligations on the use of personal data in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.
•In January 2020, the UK formally left the EU. The UK’s withdrawal from the EU, commonly referred to as “Brexit,” became effective December 31, 2020. The UK has implemented legislation that implements and complements the GDPR, and which provides for the implementation of GDPR requirements, including those related to cross-border data transfer. In June 2021, the European Commission announced a decision of “adequacy” concluding that the UK ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the UK. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot predict how UK data protection laws or regulations may develop in the longer term, including those relating to data transfers. We may be required to take steps to ensure the lawfulness of our data transfers and otherwise to address UK data protection law.
•In January 2020, the California Consumer Privacy Act, or CCPA, took effect, providing California residents increased privacy rights and protections, including the ability to opt out of sales of their personal information. The CCPA went into effect in January 2020 and became enforceable by the California Attorney General in July 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and afford such consumers new rights with respect to their personal information, including the right to request deletion of their personal information, the right to receive the personal information on record for them, the right to know what categories of personal information generally are maintained about them, as well as the right to opt-out of certain sales of personal information.

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The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation.
•California voters also approved a new privacy law, the California Privacy Rights Act, or CPRA, in the November 3, 2020 election. Effective January 1, 2023, the CPRA imposes additional obligations on covered companies and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will have authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are significant. They increase our potential exposure to regulatory enforcement and/or litigation and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Other U.S. states are considering, and in certain cases have adopted, similar laws. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in July 2021, Colorado enacted the Colorado Privacy Act. These both are comprehensive privacy statutes that will become effective in 2023 and share similarities with the CCPA, the CPRA and legislation proposed in other states. Recently proposed and enacted state privacy legislation beyond the CCPA and CPRA may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Additionally, both U.S. and non-U.S. governments are considering regulating artificial intelligence and machine learning.
These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, affect how we design, market, sell and operate our platform and products, how our customers process and share data, how we process, transfer and use data, which could negatively impact demand for our platform and products. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations and to establish and maintain internal policies, self-certifications, and third-party certifications supporting our compliance programs. Our customers may bind us to certain obligations pursuant to the GDPR or other laws or regulations relating to privacy, data protection or information security, and we may be or become bound by other contractual obligations relating to privacy, data protection or information security. We may be required to expend substantial resources to comply with these obligations. In addition, any actual or perceived non-compliance with applicable laws, regulations, policies, certifications or contractual or other actual or asserted obligations could result in proceedings, investigations or claims against us by regulatory authorities, customers or others, leading to reputational harm, significant fines, litigation costs and damages. For example, if regulators assert that we have failed to comply with the GDPR or the UK’s legislation implementing the GDPR, we may be subject to fines of up to EUR 20 million (or GBP 17.5 million) or 4% of our worldwide annual revenue, whichever is greater, as well as potential data processing restrictions. Authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Moreover, individuals can claim damages resulting from infringement of the GDPR and other European and UK data protection laws. The GDPR also introduces the right for non-profit organizations to bring claims on behalf of data subjects. In addition to the foregoing, an actual or alleged breach of the GDPR or other applicable laws, regulations or other actual or asserted obligations related to privacy, data protection or information security could result in regulatory investigations, reputational damage, orders to change our use of data, enforcement notices, or potential civil claims including class action type litigation. All of these impacts could have a material adverse effect on our business, financial condition and results of operations.
We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information, credit card information or other confidential information. Although we endeavor to comply with applicable laws and regulations relating to privacy, data protection, and information security, and our related policies, certifications, representations and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving or maintaining compliance if our employees or service providers fail to comply with our policies, certifications, representations and

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documentation. Such actual or perceived failures can subject us to potential claims, litigation and international, local, state and federal action if they are found or alleged to be deceptive, unfair or to misrepresent our actual practices.
We also collect information about cyber threats from open sources, intermediaries and third parties that we make available to our customers in our industry publications. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations and penalties. Although we take precautions to prevent our information collection practices and services from being provided in violation of such laws, our information collection practices and services may have been in the past, and could in the future be, provided in violation of such laws.
Our international operations and plans for future international expansion expose us to significant risks, and failure to manage those risks could adversely impact our business, financial condition and results of operations.
We derived 9.7%, 11.9%, 11.1% and        of our total revenue from international customers for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, respectively. We are continuing to adapt to and develop strategies to address international markets and our growth strategy includes expansion into target geographies including opportunistically through acquisitions, but there is no guarantee that such efforts will be successful. We expect that our international activities will continue to grow in the future, as we continue to pursue opportunities in international markets. These international operations will require significant management attention and financial resources and are subject to substantial risks, including:
•greater difficulty in negotiating contracts with standard terms, enforcing contracts and managing collections and longer collection periods;
•higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;
•management communication and integration problems resulting from cultural and geographic dispersion;
•risks associated with trade restrictions and foreign legal requirements, including any importation, certification and localization of our platform and products that may be required in foreign countries;
•greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;
•compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. Travel Act and the UK Bribery Act 2010, or the Bribery Act, violations of which could lead to significant fines, penalties and collateral consequences for our company;
•heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;
•the uncertainty of protection for intellectual property rights in some countries;
•general economic and political conditions or events in these foreign markets, including, but not limited to, Brexit;
•foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the United States;
•political and economic instability in some countries;

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•double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate;
•unexpected costs for the localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;
•requirements to comply with foreign privacy, data protection and information security laws and regulations, and the risks and costs of noncompliance;
•greater difficulty in identifying, attracting and retaining local qualified personnel, and the costs and expenses associated with such activities;
•greater difficulty identifying qualified channel partners and maintaining successful relationships with such partners;
•differing employment practices and labor relations issues; and
•difficulties in managing and staffing international offices and increased travel, infrastructure and legal compliance costs associated with multiple international locations.
As we continue to develop and grow our business globally, our success will depend in large part on our ability to anticipate and effectively manage these risks. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks could limit the future growth of our business.
The nature of our business requires the application of complex accounting rules, including revenue and expense recognition rules, and any significant changes in current rules, or interpretations thereof, could affect our financial statements and results of operations.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the Securities and Exchange Commission, or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have been focused on the integrity of financial reporting and internal controls over financial reporting. Many companies’ accounting policies and practices are being subject to heightened scrutiny by regulators and the public. In addition, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could significantly affect our reported financial results and could affect the reporting of transactions completed before the announcement of the change. Further, if we were to change our critical accounting estimates, our results of operations could be significantly affected.
We rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business, financial condition and results of operations.
We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including platform delivery, enterprise resource planning, customer relationship management, billing, project management and accounting and financial reporting. If these services become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our platform and products and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business, financial condition and results of operations.

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Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our platform and products, expose us to litigation and negatively impact our relationships with customers, adversely affecting our business.
We host our platform using Amazon Web Services, or AWS, data centers, a provider of cloud infrastructure services, and, therefore, we are vulnerable to service interruptions at AWS, which could impact the ability of our customers to access our platform at any time, without interruption or degradation of performance. All of our products reside on hardware owned or leased and operated by us in these locations. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers, which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, hacking and other security attacks, natural disasters, war, criminal acts, military actions, terrorist attacks and other similar events beyond our control could negatively affect the security or availability of our platform and products. A prolonged AWS service disruption affecting our platform and products for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.
AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement by providing 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice.
Our platform and products are accessed by a large number of customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of AWS data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our platform and products or impede our ability to scale our operations. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform and products as well as delays and additional expense in arranging new facilities and services.
Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.
We depend on our executive officers and other key employees, the loss of whom could adversely affect our business.
We believe that our success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. In particular, we depend on the services of Stu Sjouwerman, our founder and Chief Executive Officer, who is critical to our future vision and strategic direction. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer support and general and administrative functions. Although we have entered into employment agreements with our leadership team, our employees, including our executive officers, work for us on an “at-will” basis, which means they may terminate their employment with us at any time. If Mr. Sjouwerman or one or more of our key employees or members of our management team resigns or otherwise ceases to provide us with their service, and if we fail to have in place and execute an effective succession plan for key executives, our business could be harmed.
In addition, because our future success is dependent on our ability to continue to refresh and enhance our library of differentiated security awareness content and expand our platform features, we are heavily dependent on our

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ability to attract and retain qualified personnel with the requisite background and industry experience to drive content creation and product development. As we expand our business domestically and globally, our continued success will also depend on our ability to attract and retain qualified content development personnel capable of creating localized, culturally relevant security awareness content, as well as to attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse customer base. The loss of the services of a significant number of our content, technology or sales personnel could be disruptive to our content and product development efforts, which could harm our ability to retain existing customers and to expand our global customer base.
If our platform and products fail to perform properly, our reputation could be adversely affected and our market share could decline, which could have a material adverse effect on our business, financial condition and results of operations.
Our platform and products are inherently complex and may contain material defects or errors. In the future we may experience website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors or negligence, viruses, hacking and other security attacks, fraud, increased resource consumption from expansion or modification to our code and spikes in customer usage. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages and our operations infrastructure may fail to keep pace with increased sales, causing new customers to experience delays. We may be required to issue credits or refunds for prepaid amounts related to unused services; see “—We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, financial condition and results of operations” above. Any defects in functionality or that cause interruptions in the availability of our platform and products could result in:
•loss or delayed market acceptance and sales;
•breach of warranty or other contractual claims for damages incurred by customers;
•loss of customers;
•diversion of development and customer service resources; and
•injury to our reputation;
any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs incurred in correcting any material defects or errors might be substantial.
The market in which we participate is competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.
The market for our platform and products is rapidly evolving and fragmented, and we expect competition to increase in the future. Although we believe competitors that compete with our platform and products to manage the ongoing problem of social engineering are currently limited, a number of companies have developed, or are developing, products that currently are, or in the future may be, competitive with our offerings. For example, certain larger enterprise providers, such as Proofpoint, Mimecast and Cofense, all attempt to address human risk through a product offering that is often tied to other products and is not given a singular focus. Nevertheless, competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future. Larger competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions. These competitive pressures may cause our subscription prices to decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products by competitors or promotional programs offered by us or our competitors. If we are unable to maintain our pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, financial condition and results of operations

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
would be adversely affected. As a result, as competition in our market increases, it could result in increased pricing pressure, decreased revenue, increased sales and marketing expenses and loss of market share for us, any of which could adversely affect our business, financial condition and results of operations.
We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.
Our quarterly results of operations fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the level of demand for our platform and products;
•the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;
•pricing pressure as a result of competition or otherwise;
•seasonal buying patterns for IT spending;
•errors in forecasting the demand for our products, which could lead to lower revenue, increased costs or both;
•increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•credit or other difficulties confronting our channel partners;
•adverse litigation judgments, settlements or other litigation-related costs;
•changes in the legislative or regulatory environment, including with respect to privacy, data protection and security and enforcement by government regulators, including fines, orders or consent decrees;
•system failures or actual or perceived security breaches;
•fluctuations in foreign currency exchange rates;
•costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and
•general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.
Any one or more of the factors above may result in significant fluctuations in our results of operations. You should not rely on our past results as an indicator of our future performance. The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
We may face exposure to foreign currency exchange rate fluctuations.
Today, our international contracts are sometimes denominated in local currencies; however, the majority of our international costs are denominated in local currencies. Over time, an increasing portion of our international contracts may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
We may need to raise additional capital to expand our operations and invest in new products, which capital may not be available on terms acceptable to us, or at all, and which could reduce our ability to compete and could harm our business.
We expect that our existing cash and cash equivalents, cash provided by operating activities, available borrowings under a credit agreement with Bank of America for a revolving line of credit, or the Revolving Credit Facility, with maximum borrowings of up to $100.0 million and unbilled amounts related to contracted non-cancelable subscription agreements, which are not reflected on the balance sheet, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Retaining or expanding our current levels of personnel and product offerings may require additional funds to respond to business challenges, including the need to develop new products and enhancements to our platform and products, improve our operating infrastructure or acquire complementary businesses and technologies. Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business. Accordingly, we may need to engage in additional equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the market price of our Class A common stock could decline. If we engage in debt financing, the holders of debt may have priority over the holders of our Class A common stock, and we may be required to accept terms that restrict our operations or our ability to incur additional indebtedness or to take other actions that would otherwise be in the interests of the debt holders. Any of the above could harm our business, financial condition and results of operations.
Adverse economic conditions or reduced IT security spending may adversely impact our revenue and profitability.
Our operations and performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on IT networking and security solutions. Our business depends on the overall demand for these solutions and on the economic health and general willingness of our current and prospective customers to purchase our platform and products. Weak economic conditions or a reduction in IT security spending could materially and adversely affect our business, financial condition and results of operations in a number of ways, including by reducing sales, lengthening sales cycles and lowering prices for our platform and products.
Any future litigation against us could be costly and time-consuming to defend.
We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.
Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties.
Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, agencies responsible for monitoring and enforcing privacy, data protection and information security laws and regulations, employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
the United States. Actual or alleged noncompliance by us, our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties with applicable regulations or requirements could subject us to:
•investigations, enforcement actions and sanctions;
•mandatory changes to our platform, products or business practices;
•disgorgement of profits, fines and damages;
•civil and criminal penalties or injunctions;
•claims for damages by our customers or channel partners;
•termination of contracts;
•loss of intellectual property rights; and
•temporary or permanent debarment from sales to government organizations.
If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, financial condition and results of operations.
In addition, we endeavor to properly classify employees as exempt versus non-exempt under applicable law. Although there are no pending or threatened material claims or investigations against us asserting that some employees are improperly classified as exempt, the possibility exists that some of our current or former employees could have been incorrectly classified as exempt employees.
Sales to government entities are subject to a number of challenges and risks.
A number of our customers are U.S., state or foreign government entities. Such entities may demand contract terms that are less favorable than standard arrangements with private sector customers and may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations.
In addition, as a vendor for government entities, we must comply with laws, regulations and policies governing such governmental bodies, including those related to their cybersecurity practices. For example, the State of California Office of Information Security Phishing Exercise Standard (SIMM 5320-A), released in October 2020, established specific requirements for California state entities and agencies to coordinate phishing exercises with the California Department of Technology Office of Information Security and the California Cybersecurity Integration Center and other requirements for execution. Other states and jurisdictions may adopt versions of this standard or consider other new cybersecurity or data protection measures in the future, imposing additional compliance burdens on us and our customers.
Generally, the laws, regulations and policies that govern our ability to contract with government customers impose added costs on our business, and failure by us, our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties to comply with applicable regulations and requirements could lead to claims for damages, penalties, termination of contracts, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could result in reduced sales of our products, reputational damage, penalties and other sanctions, any of which could harm our reputation, business, financial condition and results of operations.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
We are subject to laws and regulations, including governmental export and import controls, sanctions, anti-boycott regulations and anti-corruption laws that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws.
We are subject to laws and regulations, including governmental export controls, that could subject us to liability or impair our ability to compete in our markets. Our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and we and our employees, representatives, contractors, agents, intermediaries and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Furthermore, U.S. export control laws and economic sanctions prohibit the export and provision of certain cloud-based solutions to, and other transactions and dealings with, countries, governments and persons targeted by U.S. sanctions.
In connection with our March 1, 2021 acquisition of MediaPro Holdings, LLC, we identified potential violations related to limited dealings by MediaPro Holdings, LLC in 2016 with Sudatel, a Sudanese telecommunications and internet service provider. As a condition of closing, MediaPro Holdings, LLC filed voluntary self-disclosures with the Office of Foreign Assets Control and the Office of Antiboycott Compliance, both of which remain pending. Although we have technical controls, policies and procedures in place designed to ensure our compliance, there is no guarantee that we will not inadvertently provide our products and services, including our publicly available online free tools, to persons targeted by U.S. sanctions, despite our reasonable efforts to prevent it.
If we or our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through reputational harm, loss of access to certain markets, government investigations or otherwise. Obtaining the necessary authorizations including any required license for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.
Various countries regulate the export and import of certain encryption technology, including through export and import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.
We are also subject to the FCPA, Bribery Act and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries and other third parties from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We leverage third parties, including intermediaries, agents and channel partners, to conduct our business in the United States and abroad to sell subscriptions to our products and to collect information about cyber threats. We and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, agents, intermediaries and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with the FCPA, Bribery Act and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, channel partners, agents, intermediaries or other third parties have taken, or will not take, actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our reputation, business, financial condition and results of operations.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial losses during our history, do not expect to become profitable in the near future, and may never achieve profitability. Unused U.S. federal net operating losses, or NOLs, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Cuts and Jobs Act, or the Tax Act, enacted in 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, enacted on March 27, 2020, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. Our NOLs may also be subject to limitations under state law. For example, California recently enacted legislation suspending the use of NOLs for taxable years 2020, 2021 and 2022 for many taxpayers.
As of December 31, 2020, we had federal and state NOL carryforwards of $41.3 million and $33.8 million, respectively, all of which were incurred in taxable years beginning after December 31, 2017. The federal NOLs can be carried forward indefinitely and the state NOLs will begin to expire in 2022, if not utilized.
In addition, under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. Future changes in our stock ownership, some which are outside of our control, could result in an ownership change under Section 382 of the Code. If our existing NOLs are subject to limitations arising from an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.
There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our customers could increase the costs of our products and harm our business.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our products in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, financial condition and results of operations.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could harm our business.
States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our platform and products in various jurisdictions is unclear. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our products in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business, financial condition and results of operations.
We file sales tax returns in certain states within the United States as required by law. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the products that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales, use or other taxes, either retroactively, prospectively or both, could harm our business, financial condition and results of operations.
We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. Furthermore, one or more jurisdictions in which we do not believe we are currently subject to tax payment, withholding or filing requirements could assert that we are subject to such requirements. Any of these claims or assertions could have a material impact on us and the results of our operations.
If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.
We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, financial condition and results of operations could suffer.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in Clearwater, Florida and the east coast of the United States is often subject to seasonal hurricanes. In the event of a major hurricane, earthquake or other catastrophic event such as fire, power loss, telecommunications failure, cyber-

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss, alteration or compromise of critical data, all of which could harm our business, financial condition and results of operations. In addition, the insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.
Our Revolving Credit Facility contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.
The terms of our Revolving Credit Facility include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. The terms of our Revolving Credit Facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.
A failure by us to comply with the covenants or payment requirements specified in our credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our Revolving Credit Facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under our Revolving Credit Facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. As of September 30, 2021, there were no amounts outstanding under the Revolving Credit Facility.
Risks Related to Our Intellectual Property
Our results of operations may be harmed if we are subject to a protracted infringement claim or a claim that results in a significant damage award.
A key tenet of our security awareness platform and products is the ability for our customers to perform simulated social engineering attacks on their users as part of our comprehensive training program. These social engineering attacks, typically in the form of a simulated phishing email, often use actual third-party names, logos, marks and other content in order to enhance the effectiveness of the simulation. In addition, we register domain names containing third-party names or marks, or variations thereof, to be used in connection with our simulated phishing emails. Although we do not believe that the use of such names, logos, marks and other content for our customers’ internal training purposes infringes upon the trademark rights or other intellectual property rights of others, some third parties have objected to such use of training materials. These third parties have sent us requests or demands to remove their names, logos, marks and other content from our platform and products, and others have alleged that such use infringes upon their trademark rights or copyrights or otherwise creates actionable claims under state law. Also, some third parties have sent us privacy service requests or demands to cease use of and transfer domains containing their names, marks or variations thereof. To date, we have taken a case-by-case approach and worked to resolve all brand-owner demands directly with the individual brand owners. Although no legal actions have resulted from historical demands, there is no assurance that legal actions will not result in the future from objecting brand owners. Additionally, as knowledge of our business expands, we may experience such demands with increasing frequency. Such legal actions, regardless of their merit, could require us to expend significant financial resources and attention by management and other personnel, result in injunctions against us that prevent us from using third-party names, logos, marks and other content on our platform and products, require us to pay monetary awards to third parties and/or transfer domain name registrations.
Furthermore, because any legal actions could involve novel questions of law regarding simulated phishing activities for which there is no or very little precedent, and, because the outcomes of any such actions could depend

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
on questions of specific state laws that vary from state to state, the outcomes of any such legal proceedings are uncertain and could vary depending on the jurisdiction in which an action is brought. Any such outcomes could adversely impact our relationship with our customers, including by prompting them to discontinue their business relationship with us. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. The occurrence of any of these results could also materially adversely affect our business, financial condition and results of operations.
If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.
Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new products, and we cannot assure you that we will be able to license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
We use open source software in our products, which could negatively affect our ability to offer our products and subject us to litigation or other actions.
We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. However, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our products, incur additional costs, discontinue the sale of some or all of our products or take other remedial actions.
In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurances of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability.
We incorporate technology from third parties into our platform and products, and our inability to obtain or maintain rights to the technology could harm our business.
We license software and other technology from third parties that incorporate into or integrate with, our platform and products. We cannot be certain that our licensors are not infringing on the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform and products. In addition, many licenses are non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them, or otherwise provide for a limited term. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell our platform and products containing such technology could be harmed. Similarly, if we are unable to license necessary technology from third parties now or in the future, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and we may be required to use alternative technology of lower quality or performance standards. This could limit and delay our ability to offer new or competitive products and increase our costs of production. As a result, our business and results of operations could be significantly harmed. Additionally, as part of our longer-term strategy, we plan to open our platform and products to third-party developers and applications to further extend their functionality. We cannot be certain that such efforts to grow our business will be successful.
Risks Related to Our Class A Common Stock and This Offering
The dual-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B common stock has ten votes per share, and our Class A common stock, has one vote per share. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, following this offering, the holders of our Class B common stock will collectively hold approximately        of the combined voting power of our outstanding capital stock and will therefore, if acting together, be able to control all matters

Confidential Treatment Requested by KnowBe4, Inc.
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submitted to our stockholders for approval until the earlier of the fifth anniversary of the filing and effectiveness of our amended and restated certificate of incorporation or the affirmative vote of the holders of 66-2/3% of the voting power of our outstanding Class B common stock. This concentrated control will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of shares of our Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, including but not limited to, transfers effected for estate planning purposes and transfers among affiliates, to the extent the transferee continues to remain an affiliate. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.
The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.
The market price of our Class A common stock could be subject to fluctuations in response to various factors, some of which are beyond our control and could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the market price of our Class A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the market prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•sales of shares of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases associated with the August Follow-On or this offering;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
•the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•announcements by us or our competitors of new offerings or platform features;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•short selling of our Class A common stock or related derivative securities;
•actual or anticipated changes or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•announced or completed acquisitions of businesses, offerings or technologies by us or our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

Confidential Treatment Requested by KnowBe4, Inc.
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•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•system failures or actual or perceived privacy or security incidents;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any significant change in our management; and
•general economic conditions and slow or negative growth of our markets.
In addition, the stock market has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Class A common stock to decline. Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if the trading price of our Class A common stock declines and their activities can negatively affect the trading price of our Class A common stock. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management’s attention and resources.
A substantial portion of the outstanding shares of our Class A common stock are restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.
The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock.
In connection with the August Follow-On, subject to certain exceptions, we, all of our directors and executive officers and the selling stockholders who participated in the August Follow-On agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters in the August Follow-On and subject to certain exceptions, we and they will not offer, sell, or agree to sell, directly or indirectly, any shares of our Class A common stock (including shares of Class B issuable upon conversion of our Class B common stock) until November 10, 2021. We refer to these restrictions as the August Follow-On lock-up restrictions.
In addition, in connection with this offering, subject to certain exceptions, we, all of our directors and executive officers, certain of our stockholders and the selling stockholders agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters and subject to certain exceptions, we and they will not offer, sell, or agree to sell, directly or indirectly, any shares of Class A common stock (including shares of Class B issuable upon conversion of our Class B common stock) for a period of 90 days from the date of the final prospectus relating to this offering. See “Shares Eligible for Future Sale—Lock-Up Agreements” and “Underwriting” for more information regarding these and the August Follow-On lock-up restrictions, or collectively, the lock-up restrictions.
The underwriter representatives may, in their discretion, release all or some portion of the shares subject to the lock-up restrictions prior to the expiration of their respective lock-up periods. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release or waiver of the lock-up restrictions, could cause our share price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
In addition, we have filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Sales of our shares may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
The issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.
Our amended and restated certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of Class A common stock, up to 500,000,000 shares of Class B common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs; make some activities more difficult, time-consuming and costly; and place significant strain on our personnel, systems and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.
Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock.
In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. If our internal controls are perceived as inadequate or we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. As a public company, we are required to comply with certain of these rules, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K. To comply with the requirements of being a

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
public company, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date we qualify as a “large accelerated filer,” which means the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our Revolving Credit Facility contains restrictions on our ability to pay dividends. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we are subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. Although we have already hired additional personnel to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business, financial condition and results of operations will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition and results of operations could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition and results of operations.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:
•our board of directors is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;
•certain amendments to our amended and restated certificate of incorporation require the approval of at least 66-2/3% of the voting power of the outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class;
•our dual class common stock structure provides pre-IPO stockholders with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding capital stock;
•our stockholders are only able to take action at a meeting of stockholders and are not able to take action by written consent for any matter;
•our amended and restated certificate of incorporation does not provide for cumulative voting;
•vacancies on our board of directors may be filled only by our board of directors and not by stockholders;
•a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;
•certain litigation against us can only be brought in Delaware;

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
•our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and
•advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
In addition, while we have opted out of Section 203 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that any interested stockholder who became an interested stockholder prior to our IPO and Mr. Sjouwerman and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Our amended and restated bylaws designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act.
Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If a court were to find either exclusive forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, use of proceeds from this offering, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. Actual events or results may differ from those expressed in these forward-looking statements, and these differences may be material and adverse. Forward looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our revenue, cost of revenue, gross profit or gross margin and operating expenses;
•the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;
•our ability to attract new customers, cross-sell or upsell our existing customers and develop new products;
•our ability to maintain the security and availability of our platform and products;
•our ability to continue to build our direct sales organization;
•our ability to effectively manage our growth and future expenses;
•our ability to increase our number of customers;
•our ability to successfully expand in our existing markets and into new markets;
•our ability to effectively manage our growth and future expenses;
•our estimated total addressable market;
•our ability to expand our network of channel partners;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to comply with modified or new laws and regulations applying to our business;
•our anticipated investments in sales and marketing and research and development;
•our ability to manage growth through identification, execution and integration of acquisitions;
•our ability to successfully defend litigation brought against us; and
•the increased expenses associated with being a public company.
We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
MARKET AND INDUSTRY DATA
This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause actual results to differ from those expressed in these publications, surveys and forecasts.
Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:
•Forrester Research, Inc., The Forrester WaveTM: Security Awareness and Training Solutions, Q1 2020, February 25, 2020
•IBM Security, Cost of a Data Breach Report 2020, 2020
•International Data Corporation, Inc., Worldwide Security Spending Guide, July 2020
•(ISC)2, Strategies for Building and Growing Strong Cybersecurity Teams: (ISC)2 Cybersecurity Workforce Study, 2020
•KPMG, Harvey Nash / KPMG CIO Survey 2020, 2020
•Krombholz, K., Hobel, H., Huber, M., Weippl, E. (2014), “Advanced Social Engineering Attacks.” Journal of Information Security and Applications, Volume 22, June 2015
•Microsoft, Azure Active Directory App Gallery, 2021
•National Institute of Standards and Technology Special Publication 800-53, Security and Privacy Controls for Information Systems and Organizations, December 2020
•Okta Inc., Businesses at Work, 2021
•Trend Micro Research, Mapping the Future: Dealing with Pervasive and Persistent Threats, 2019
•Verizon, 2021 Data Breach Investigations Report (DBIR), 2021
•VMware Carbon Black, Global Threat Report: Extended Enterprise Under Threat, June 2020
•World Economic Forum, The Global Risks Report 2019, 14th Edition, 2019

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
The selling stockholders are selling all of the shares of Class A common stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of Class A common stock by the selling stockholders. The principal purpose of this offering is to facilitate an orderly distribution of common stock for the selling stockholders in the offering.

Confidential Treatment Requested by KnowBe4, Inc.
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DIVIDEND POLICY
We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, although we paid a one-time special dividend in the year ended December 31, 2019, we do not expect to pay cash dividends on our Class A common stock or Class B common stock in the foreseeable future. See Note 11 to our consolidated financial statements included elsewhere in this prospectus. In addition, the terms of our Revolving Credit Facility contain restrictions on our ability to declare and pay cash dividends on our capital stock.

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CAPITALIZATION
The following table sets forth cash and cash equivalents as well as our capitalization, on an actual basis:

As of September 30, 2021
(in thousands, except share and per share data)
Cash and cash equivalents	$272,273
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value, 0 shares authorized, issued, and outstanding at September 30, 2021	—
Common stock, $0.00001 par value, 0 shares authorized, issued, and outstanding at September 30, 2021	—
Common stock, 0.00001 par value, Class A, 1,000,000,000 shares authorized; and shares issued and outstanding at September 30, 2021	—
Common stock, $0.00001 par value, Class B, 500,000,000 shares authorized; and issued and outstanding at September 30, 2021	2
Additional paid-in capital	350,693
Accumulated other comprehensive loss	(1,044)
Accumulated deficit	(177,546)
Total stockholders’ equity (deficit)	$172,105
Total capitalization	$444,378
The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on        shares of Class A common stock and        shares of Class B common stock outstanding, in each case as of September 30, 2021, and excludes the following:
•        shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2021 under our 2016 Plan at a weighted-average exercise price of        per share;
•        shares of our Class A common stock subject to restricted stock units, or RSUs, outstanding as of September 30, 2021 under our 2021 Plan;
•        shares of our Class A common stock subject to RSUs granted after September 30, 2021 under our 2021 Plan; and
•        shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
•        shares of our Class A common stock reserved for future issuance under our 2021 Plan and
•        shares of our Class A common stock reserved for future issuance under our ESPP.
Our 2021 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2016 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
KnowBe4 has developed the leading security awareness platform enabling organizations to assess, monitor and minimize the ongoing cybersecurity threat of social engineering attacks. We are pioneering an integrated approach to security awareness that incorporates cloud-based software, machine learning, artificial intelligence, advanced analytics and insights with engaging content. Our platform is purpose-built to drive awareness, change human behavior and enable a security-minded culture that results in a reduction of social engineering risks.
KnowBe4 was founded in 2010 by cybersecurity veterans based on the observation that social engineering tactics targeted at the human level often allowed attackers to bypass and evade security infrastructure defenses. Attackers often use low-cost, high-volume social engineering methods to gain access to systems during the initial phase of broader, multi-stage cyberattacks that can result in devastating security breaches. Social engineering represents a universal cybersecurity risk, as it specifically targets the employees rather than the infrastructure of an organization. As such, social engineering affects organizations of all sizes and across all industries, regardless of their level of security infrastructure spend.
The KnowBe4 platform is designed to be powerful, yet highly scalable, intuitive and easy to deploy, in order to reduce the administrative burden of managing social engineering risk on security and IT professionals. Customers typically deploy our platform quickly across their entire organization to monitor and reduce the cybersecurity risk associated with their employees’ behavior.
We began selling our initial product, which was the precursor to our Kevin Mitnick Security Awareness Training, or KMSAT, product, in 2011 and began experiencing more significant market adoption in 2014, which coincides with the emergence of ransomware attacks spread via social engineering tactics. Our initial product provided the foundation for our future offerings, as it focused on enabling organizations to assess their social engineering risks and providing security awareness training to mitigate these risks. Over time, we have developed additional functionality to enhance management and risk assessment capabilities of our platform, as well as additional content to improve the efficacy of our security awareness modules. We later released KnowBe4 Compliance Manager, or KCM, a product enabling organizations to manage compliance and audit cycles. In December 2018, we released PhishER, our security orchestration and automation product, that enables security operations teams to prioritize and automate security workstreams in order to respond to and remediate social engineering attacks. Compliance Plus, our most recent product, was launched in June 2021 and expands our platform to include compliance training, with relevant and engaging content and training modules addressing compliance topics ranging from data privacy to workplace safety.

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We have established a significant market presence, with more than        customers as of September 30, 2021, across virtually all industries and multiple geographies. No single direct customer represented more than 1% of our annual revenue for the year ended December 31, 2020.
Our business has experienced significant growth with total revenue of $120.6 million and $174.9 million for the years ended December 31, 2019 and 2020, respectively. As of the ends of the same periods, we had annual recurring revenue, or ARR, of $145.4 million and $198.4 million. Our revenue and ARR also increased from $125.6 million to        and $181.9 million to        for the nine months ended September 30, 2020 and 2021, respectively. For the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021 we had net losses of $124.3 million, $2.4 million, $2.6 million and       , respectively, which included $118.1 million, $5.2 million, $3.3 million and        of stock-based compensation expense, respectively. See the sections titled “—Key Business Metrics—Annual Recurring Revenue” for additional information regarding ARR.
We have built our business with a focus on cash flow generation. Our net cash provided by operating activities was $29.7 million and $44.9 million and our free cash flow was $18.9 million and $36.7 million for the years ended

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
December 31, 2019 and 2020, respectively. For the nine months ended September 30, 2020 and 2021, our net cash provided by operating activities was $39.6 million and       , and our free cash flow was $32.6 million and       , respectively. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Free Cash Flow” for additional information regarding free cash flow and for a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.
Our Business Model
We sell our products to customers of all sizes both directly through our dedicated inside sales teams for enterprise and small and medium businesses, or SMB, and indirectly through channel partners and managed service providers, or MSPs. We focus our selling efforts on evangelizing within our market and the need for comprehensive security awareness. Our sales motion targets IT and security professionals, who advocate for the purchase of our platform within their organization, by demonstrating the value and ease of use of our platform. We run hundreds of webcasts annually and participate in a large number of both physical and virtual security industry events. As part of our lead generation strategy, we offer over a dozen free tools that both add value to our customers and demonstrate the need for our platform. In addition, we have a deeply integrated ecosystem of channel partners, who significantly expand our market reach and ability to expand our sales efforts. Our inside sales representatives work alongside our network of channel partners to engage in joint marketing activities. As a result of our ongoing MSP and channel development efforts, our partners have increasingly driven net new business, and in particular, in our international markets. For the year ended December 31, 2020 and the nine months ended September 30, 2021, MSPs and channel partners were involved in generating 37.4% and        of our revenue, respectively.
Customers typically deploy individual products on our platform to their entire employee base upon initial subscription. Because our products are designed to change human behavior within the entire organization, rollout of our products is performed organization-wide at the onset of a contract rather than focused on certain departments or portions of an organization. We utilize our team of customer success managers to ensure successful adoption and use of our products, while dedicated pricing specialists are tasked with negotiating customer renewals, along with upselling and cross-selling.
We generate substantially all of our revenue from the sale of subscriptions to access our cloud-based platform. Our platform is priced individually by product then based on the subscription tier and number of subscribed users. This pricing model allows us to offer organizations flexibility to meet their individual needs without compromising the overall value of our platform. For KMSAT, PhishER and Compliance Plus, the number of subscribed users typically includes all or a majority of the employees of the customer organization. For KCM, the number of subscribed users typically includes the employees responsible for the administration of governance and compliance functions within the customer organization. KMSAT and KCM each feature premium tiers, which offer customers access to additional features, including many of our APIs and AI functionality. Additionally, the premium tiers of KMSAT offer customers access to more differentiated content options, including highly produced, serialized content, interactive modules, games and compliance modules.
Generally, the subscription terms of our customer contracts range from one to three years and are invoiced on an annual basis. A substantial majority of our revenue is recognized over the period of the subscription. For our KMSAT product, a portion of revenue earned from subscriptions is recognized at the point-in-time that the customer’s subscription begins. Revenue recognized at contract inception relates to our customer’s ability to download content from our platform, which represents a separate performance obligation.
Key Factors Affecting Our Performance
Market Adoption and Technology Leadership
Our future success depends in large part on the growth in the market for security awareness which encompasses all products designed to address the risks of social engineering. We believe the only way to truly defend against attacks on the human layer is to increase the security awareness of all employees within an organization so they can actively combat these attacks. The limitations of infrastructure-centric security products, which we believe have failed to adequately reduce the risks of social engineering, coupled with a dynamic and growing threat landscape,

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are intensifying the need for organizations to empower their employees to actively defend against attacks at the human layer. As organizations grow and develop a more distributed and remote employee base, the attack surface available to sophisticated adversaries targeting their data and IT infrastructure expands. Many organizations have yet to deploy technology to address the risks associated with the human layer; as such, we view this market as a largely greenfield opportunity. To ensure comprehensive threat protection, we believe organizations need to adopt a sophisticated, purpose-built technology platform that utilizes AI and machine learning to enable organizations to defend the human layer.
Maintaining our market-leading position in the emerging market for security awareness is a key to our future success. We were identified as a Leader in the 2020 Forrester Wave Security Awareness and Training Solutions report. Our position is, in large part, attributable to the combination of software, content and data analytics on our platform, thoughtful design of our products, prioritization of content development and an unrelenting focus on customer service. To maintain this position, we intend to continue to innovate our existing products and develop new features and products that complement our existing offerings and further address the ongoing risks of social engineering. Additionally, we expect to generate training content that is responsive in near real-time to the current threat environment and is localized to the geographies where we plan to expand.
Investment in Customer Acquisition and Retention
We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting, training and retaining talented salespeople while scaling our sales and marketing organization and competitive dynamics in our target markets. We anticipate increasing our marketing team headcount and are investing in programs designed to increase quarterly lead-generation and consistently penetrate up-market accounts. We intend to expand both our direct inside sales force and our channel partnerships, with a focus on increasing sales to large organizations. While our platform is built for organizations of all sizes and industries, we plan to further focus our selling efforts, both internally and through our channel partners, on enterprise customers. As of December 31, 2019 and 2020 and September 30, 2020 and 2021, $72.8 million, $100.6 million, $91.9 million and       , respectively, of our total ARR was attributable to enterprise customers, which we define as customers with greater than 1,000 employees. We expect new customer acquisition, which is measured through number of customers and ARR, to drive significant growth in the near term. For the annual periods ended December 31, 2019 and 2020 and September 30, 2020 and 2021, $48.0 million, $48.4 million, $48.7 million and       , respectively, of our total ARR was generated by contracts entered into with new customers. Additionally, we believe that our dedicated teams of customer success managers contribute to our ability to both upsell and cross-sell across our existing customer base in the future. We further believe the success of our sales and marketing organization in attracting and retaining customers is evidenced by a net promoter score of 77, as calculated from the results of our internal customer survey.
We have a history of attracting new customers and maintaining strong relationships with our existing customers over time. The chart below illustrates ARR from each customer cohort over the years presented. Each cohort represents customers that made their initial purchase from us during a given year. For example, the 2019 cohort represents all customers that made their initial purchase from us during 2019.

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$280M
$240M
$200M
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$0M
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©2021 KnowBe4 | Confidential

We employ a business model centered around offering products that are easy to adopt and have a very short time to value. As of September 30, 2021, approximately        of our customers were using more than one product, up from approximately 13.7% as of December 31, 2020 and approximately 7.7% as of December 31, 2019. We believe these metrics indicate strong momentum in the uptake of our newer products.
Expansion of International Operations
Revenue generated from international customers during the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021 was 9.7%, 11.9%, 11.1% and        of our total revenue, respectively. A substantial portion of our revenue from international customers has been generated through the

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establishment of our international sales operations and MSPs and channel partnerships. Additionally, our recent acquisitions have resulted in further international revenue growth. We believe that there is significant opportunity to continue to grow our international business through these sales operations and further development of our international channel partnerships. We believe that global demand for our platform and products will continue to increase as international market awareness grows. We have invested, and plan to continue to invest, ahead of this potential demand, in sales, marketing and support personnel.
Key Business Metrics
We regularly monitor a number of financial and operating metrics, including the following key metrics, in order to measure our current performance and estimate our future performance, as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Number of customers	30,259	36,753	34,604
Year-over-year growth	34.4%	21.5%	23.2%
Annual recurring revenue (in thousands)	$145,369	$198,369	$181,924
Year-over-year growth	64.0%	36.5%	41.8%
Number of Customers
We believe that our ability to increase and retain the number of customers on our platform is an indicator of our market penetration, the growth of our business and potential future business opportunities. Increasing awareness of our platform and products, combined with further overall awareness of the need to address the human risk within cybersecurity, has continued to expand our customer base to include organizations of all sizes across all industries. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution or a distinct business unit of a large company that has an active contract with us to access our platform. We do not consider our channel partners as separate customers as our contracts are executed with the end user, and we treat MSPs, who may purchase our products on behalf of multiple companies, as a single customer. Our number of customers increased on an absolute basis, but there has been a decrease in growth rate since December 31, 2019 as a result of an increased focus on enterprise customers and MSPs, which are subject to longer sales cycles. Additionally, as our customer base grows and as our market penetration increases, we do not expect to continue to grow at the same year-over-year rate.
Annual Recurring Revenue
We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire new customers and to maintain and expand our relationship with existing customers. We define ARR as the annualized value of all contractual subscription agreements as of the end of the period. We perform this calculation on an individual contract basis by dividing the total dollar amount of a contract by the total contract term stated in months and multiplying this amount by twelve to annualize. Calculated ARR for each individual contract is then aggregated to arrive at total ARR. ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and is not intended to be combined with or to replace any of those items. Specifically, ARR, as calculated under the definition herein, does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended by our customers. We expect ARR in total dollars to continue to grow as we execute on our growth strategies and increase our market penetration, but we do not expect to continue to grow at the same year-over-year rate as we become a larger, more mature business.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial

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performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.
Non-GAAP Operating (Loss) Income
We define non-GAAP operating (loss) income as GAAP operating loss excluding stock-based compensation expense, amortization of acquired intangible assets and acquisition and integration related costs. Costs associated with acquisitions and integration include legal, accounting and other professional fees, as well as changes in the fair value of contingent consideration obligations and other costs related to the transition of the acquired business. We believe non-GAAP operating (loss) income provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as this metric generally eliminates the effects of certain variables unrelated to our overall operating performance.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Operating loss	$(125,532)	$(1,542)	$(2,574)
Add: Stock-based compensation expense	118,105	5,234	3,253
Add: Amortization of acquired intangible assets	247	332	249
Add: Acquisition and integration related costs	292	—	—
Non-GAAP operating (loss) income	$(6,888)	$4,024	$928
Free Cash Flow
We define free cash flow as net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, less purchases of property, equipment, amounts capitalized for internal-use software and principal payments on finance leases. We believe that free cash flow is a meaningful indicator of liquidity to management and investors about the amount of cash generated from our operations that, after the investments in property, equipment and capitalized internal-use software, can be used for strategic initiatives.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by operating activities	$29,718	$44,864	$39,624
Less: Purchases of property and equipment	(5,573)	(5,426)	(4,692)
Less: Capitalized internal-use software	(5,223)	(2,682)	(2,304)
Less: Principal payments on finance leases	—	(35)	(24)
Free Cash Flow	$18,922	$36,721	$32,604
Components of Our Operating Results
Revenue
We derive substantially all of our revenue from subscription services fees paid by customers for access to our cloud-based platform, which includes support services and feature upgrades throughout the duration of the customer’s contract. While contracts with our customers do not provide the customer with the right to take

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possession of software operating on our global cloud-based platform, certain arrangements allow our customers the ability to download and use our content within their own learning management systems. Our content is only available to customers throughout the duration of their subscription and is accessed through our cloud-based platform. Subscription services fees and access to content for download are considered separate performance obligations. Invoiced amounts are allocated between subscription services fees and access to content and are recorded as deferred revenue and revenue, respectively. Deferred revenue primarily consists of amounts invoiced to customers for our subscription services and is generally recognized ratably over the subscription period while revenue related to content downloads is recognized at contract inception.
Subscription terms typically range from one year to three years and generally begin on the date access to our platform is made available to the customer. Our subscriptions are generally invoiced upfront for the duration of the contract term or in annual installments. Our arrangements are primarily noncancellable and nonrefundable. We collect our receivables in advance of the subscription service period and often issue renewal invoices in advance of the renewal service period.
Because we recognize revenue ratably over the terms of our subscription contracts, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, increases or decreases in new sales or renewals in any one period may not be immediately reflected as revenue for that period. Accordingly, the effect of downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods.
Cost of Revenue and Gross Margin
Cost of revenue consists of costs associated with delivering our platform and providing support. These costs include employee-related costs such as salaries and bonuses, stock-based compensation expense and benefits costs associated with our operations and support personnel, costs associated with third-party hosting services, amortization of capitalized internal-use software and content, and allocated overhead. We expect cost of revenue to increase in absolute dollars and as a percentage of revenue, relative to the extent of the growth of our business.
Gross margin is gross profit expressed as a percentage of total revenue. Our gross margin has been and will continue to be affected by various factors, including the timing and amount of costs associated with supporting our platform and the extent to which we expand our customer success team and develop additional content to be hosted on our platform. We intend to continue to invest additional resources in our platform, content development and support services which we expect to result in steady gross margin over time.
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of employee-related costs, including salaries and wages, stock-based compensation expenses and sales commissions, costs of general marketing programs and promotional activities, travel-related expenses and allocated overhead. Sales commissions earned by our sales force that are considered to be incremental to the cost of acquiring a customer are deferred and amortized over the estimated period of benefit. Marketing programs consist of advertising, events, including our KB4-CON customer conference, which has historically been held during the second quarter of each year, corporate communications, brand building and product marketing activities. We expect our sales and marketing expenses to increase on an absolute dollar basis as we continue to make significant investments in our sales and marketing organization to drive additional revenue, increase market share and expand our global customer base.
Technology and Development
Technology and development costs consist primarily of research and development activities, non-capitalizable costs of developing content and certain overhead allocations. These costs include employee-related costs, consulting services, expenses related to the design, development, testing and enhancements of our subscription services. Technology and development costs are expensed as incurred. From a unit cost standpoint, our technology and

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development costs are lower primarily due to favorable costs of living in the geographic locations in which our offices are based. We expect that our technology and development expenses will increase in absolute dollars and may increase as a percentage of our revenue as we continue to enhance our platform functionality and develop new content and features. Additionally, our technology and development expense may fluctuate as a percentage of our revenue from period to period depending on the timing of development.
General and Administrative
General and administrative expenses consist primarily of employee-related costs for accounting, finance, legal, IT and human resources personnel and also include expenses related to consulting services, audit fees, tax services, legal services and other general corporate items. Our general and administrative costs also include our investment in internal initiatives and tools which we believe promotes our corporate culture and helps us attract and retain talent. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations, hire additional personnel and incur costs to support the requirements of being a public company.
Interest and Other Income
Interest and other income primarily consists of interest earned on overnight cash deposits and fluctuates with market rates of interest and overall cash balances.
Interest Expense
Interest expense primarily relates to imputed interest calculated on certain contingent liabilities arising from our historical business combinations.
Income Tax Benefit (Expense)
Income tax benefit (expense) consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions. Our provision for income taxes has not historically been significant to our business as we have incurred operating losses to date. We maintain a valuation allowance on our U.S. federal, state and certain foreign deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be realized.

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Results of Operations
The following table is a summary of our consolidated statements of operations:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Revenues, net	$120,575	$174,886	$125,599
Cost of revenues(1)	20,579	26,730	19,264
Gross profit	99,996	148,156	106,335
Operating expenses:
Sales and marketing(1)	69,090	82,188	60,254
Technology and development(1)	10,662	19,804	14,119
General and administrative(1)	145,776	47,706	34,536
Total operating expenses	225,528	149,698	108,909
Operating loss	(125,532)	(1,542)	(2,574)
Other income (expense):
Interest income	799	197	159
Interest expense	(47)	(60)	(45)
Other income	90	807	142
Loss before income tax benefit (expense)	(124,690)	(598)	(2,318)
Income tax benefit (expense)	367	(1,832)	(316)
Net loss	$(124,323)	$(2,430)	$(2,634)
________________
(1)Amounts include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$83	$188	$122
Sales and marketing	5,750	1,579	825
Technology and development	162	896	323
General and administrative	112,110	2,571	1,983
Total stock-based compensation expense	$118,105	$5,234	$3,253
Comparison of the Years Ended December 31, 2019 and 2020
Revenues

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Revenues, net	$120,575	$174,886	$54,311	45.0%
Revenues increased by $54.3 million, or 45.0%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. Approximately $39.0 million of the year-over-year increase in revenue is related to the recognition of revenue from contracts entered into in prior periods. Revenue generated by contracts from new customers represented $6.0 million of the total increase, as our customer base grew by approximately 21.5% over the same period. Additional increases in revenues largely relate to renewals of contracts with existing customers and continued expansion into international markets, with revenues from jurisdictions located outside of North America representing 11.9% of total revenues for the year ended December 31, 2020, an increase of 2.1% over the prior year.

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Cost of Revenues and Gross Margin

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Cost of revenues	$20,579	$26,730	$6,151	29.9%
Gross margin	82.9%	84.7%
Cost of revenues increased by $6.2 million, or 29.9%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The overall increase in cost of revenues is primarily driven by increased headcount to support our overall business growth combined with increases in amortization related to our developed technology and content assets. The year-over-year increase in cost of revenues is slightly less than the increase in revenues over the same period due to efficiencies experienced in our customer support functions which contributed to the slight increase in gross margins for the year ended December 31, 2020 when compared to December 31, 2019.
Operating Expenses
Sales and Marketing

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Sales and marketing	$69,090	$82,188	$13,098	19.0%
Sales and marketing expenses increased by $13.1 million, or 19.0%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase in sales and marketing expenses relates to a $8.4 million increase in employee-related costs, including salaries and commissions, primarily driven by increased headcount during the year, a $2.6 million increase in software license fees and additional increases in expenditures for marketing and promotional activities and allocated overhead.
Technology and Development

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Technology and development	$10,662	$19,804	$9,142	85.7%
Technology and development expenses increased by $9.1 million, or 85.7%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase in technology and development costs is driven by an $8.0 million increase in employee-related research and development costs associated with the development of new platform features and preliminary development activity related to new products. The increase is further attributable to increased overhead allocations and production expenses which are in line with the overall growth of our business.
General and Administrative

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
General and administrative	$145,776	$47,706	$(98,070)	(67.3)%
General and administrative expenses decreased by $98.1 million, or 67.3%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The decrease is primarily due to $110.6 million of stock-based compensation expense recognized in conjunction with the Series C and C-1 Preferred Stock transactions

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
during the year ended December 31, 2019. Excluding the impact of these transactions, the change in general and administrative expenses was an increase of $12.5 million or 35.4%. These increases in general and administrative expenses as compared to the prior year relate to $9.4 million in additional employee-related expenses within our administrative functions along with an additional $3.1 million of costs to support overall growth in the business including professional fees and other general operating costs, such as depreciation and amortization expenses, lease and utilities costs.
Income Tax Benefit (Expense)

	Year Ended December 31,		Change
	2019	2020	$	%
	(in thousands)
Income tax benefit (expense)	$367	$(1,832)	$(2,199)	(599.2)%
Income tax expense increased by $2.2 million, or (599.2)%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase is primarily due to a $2.7 million valuation allowance recorded as a result of continuing losses generated at our German subsidiary. We anticipate income tax benefit (expense) normalizing to our historical rates in the near term but increasing in the future based on growth in jurisdictions in which we generate operating income.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Quarterly Results of Operations
The following tables set forth selected unaudited quarterly statements of operations data for each of the eight quarters ended September 30, 2021, as well as the percentage of total revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(in thousands, except customer data)
Revenues, net	$36,312	$39,178	$41,489	$44,932	$49,287	$53,550	$59,350
Cost of revenues (1)	6,055	6,043	6,303	6,918	7,466	7,343	8,591
Gross profit	30,257	33,135	35,186	38,014	41,821	46,207	50,759
Operating expenses:
Sales and marketing (1)	19,171	19,627	19,875	20,752	21,934	23,071	31,510
Technology and development (1)	3,431	4,906	4,391	4,822	5,685	5,742	6,760
General and administrative (1)	8,138	10,120	10,976	13,440	13,170	14,629	28,284
Total operating expenses	30,740	34,653	35,242	39,014	40,789	43,442	66,554
Operating (loss) income	(483)	(1,518)	(56)	(1,000)	1,032	2,765	(15,795)
Other income (expense):
Interest income	185	125	14	20	38	18	7
Interest expense	(11)	(13)	(16)	(16)	(15)	(196)	(66)
Other income (expense)	20	33	80	29	665	(143)	(416)
(Loss) income before income tax benefit (expense)	(289)	(1,373)	22	(967)	1,720	2,444	(16,270)
Income tax benefit (expense)	552	12	407	(735)	(1,516)	(244)	(593)
Net income (loss)	$263	$(1,361)	$429	$(1,702)	$204	$2,200	$(16,863)
Number of customers	30,259	31,823	33,056	34,604	36,753	38,975	41,601
Annual recurring revenue(2)	$145,369	$157,919	$169,003	$181,924	$198,369	$222,270	$240,595
Free cash flow(2)	$2,147	$10,386	$11,201	$11,017	$4,117	$20,883	$12,771
________________
(1)Amounts include stock-based compensation expense as follows:

	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(in thousands, except customer data)
Cost of revenues	$31	$21	$31	$70	$66	$53	$76
Sales and marketing	277	151	251	423	754	889	5,662
Technology and development	93	70	100	153	573	140	148
General and administrative	283	461	934	588	588	577	12,983
Total stock-based compensation expense	$684	$703	$1,316	$1,234	$1,981	$1,659	$18,869

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
(2)See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for additional information regarding ARR and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Free Cash Flow” for additional information regarding free cash flow and for a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.”
Percentage of Revenues Data
All values from the statement of operations, expressed as percentage of total revenues are as follows:

	Three Months Ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	16.7%	15.4%	15.2%	15.4%	15.1%	13.7%	14.5%
Gross margin	83.3%	84.6%	84.8%	84.6%	84.9%	86.3%	85.5%
Operating expenses:
Sales and marketing	52.8%	50.1%	47.9%	46.2%	44.5%	43.1%	53.1%
Technology and development	9.4%	12.5%	10.6%	10.7%	11.5%	10.7%	11.4%
General and administrative	22.4%	25.8%	26.5%	29.9%	26.7%	27.3%	47.7%
Total operating expenses	84.7%	88.5%	84.9%	86.8%	82.8%	81.1%	112.1%
Operating (loss) income	(1.3)%	(3.9)%	(0.1)%	(2.2)%	2.1%	5.2%	(26.6)%
Other income (expense):
Interest income	0.5%	0.3%	—%	—%	0.1%	—%	—%
Interest expense	—%	—%	—%	—%	—%	(0.4)%	(0.1)%
Other income (expense)	0.1%	0.1%	0.2%	0.1%	1.3%	(0.3)%	(0.7)%
(Loss) income before income tax benefit (expense)	(0.8)%	(3.5)%	0.1%	(2.2)%	3.5%	4.6%	(27.4)%
Income tax benefit (expense)	1.5%	—%	1.0%	(1.6)%	(3.1)%	(0.5)%	(1.0)%
Net income (loss)	0.7%	(3.5)%	1.0%	(3.8)%	0.4%	4.1%	(28.4)%
Quarterly Trends
Our quarterly revenue increased in each of the periods presented due primarily to increases in the number of new customers and contract renewals with existing customers as well as sales of our newer products. Additionally, our fourth quarter has historically been our strongest quarter for new business and renewals, driven by the overall timing of customer contracts, including renewals and customer budget timing. The effect of this seasonality in both invoicing patterns and overall new and renewal business causes the value of invoices that we generate in the fourth quarter for both new business and renewals to increase as a proportion of our total annual invoices.
Cost of revenue has increased in the majority of the periods presented. This overall increase in cost of revenues is in line with our increase in revenue and is primarily driven by increased headcount to support our overall business growth, particularly within our customer success team, combined with increases in amortization related to our developed internal-use software and content assets. Gross margin has improved over the periods presented. We expect margins to remain steady or decrease slightly in the future as we continue to build out our customer support structure to support our overall business growth.
Our operating expenses have generally increased over the periods presented primarily due to increases in headcount and other related expenses to support our growth. Any periods in which operating expenses have not increased sequentially were due to variability in our stock-based compensation expense. Additionally, our technology and development expenses fluctuate quarter to quarter based on the timing and extent of research and

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
development and content production activities while our sales and marketing expenses can be impacted by the timing of industry events. Excluding the impact of the non-recurring stock-based compensation expense, our general and administrative expenses remain consistent quarter over quarter when considering the growth in our business.
Liquidity and Capital Resources
At September 30, 2021, our principal sources of liquidity were cash and cash equivalents totaling        and accounts receivable of       . Our cash and cash equivalents are comprised of time deposits with financial institutions. To date, we have financed our operations primarily through payments received from customers using our platform supplemented by private placements of our equity securities. Our positive cash flows from operations on an annual basis enable us to make continued investments in the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.
We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from customer prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of invoiced fees for our subscription services, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of September 30, 2021, we had deferred revenue of       , of which        was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria are met.
Our remaining performance obligation represents contracted revenue that has not yet been recognized and includes deferred revenue, which has been invoiced and is recorded on the consolidated balance sheet, and unbilled amounts that are not recorded on the balance sheet, that will be recognized as revenue in future periods. As of September 30, 2021, our remaining performance obligation was       .
On March 12, 2021, we entered into a three-year $100.0 million revolving credit facility with Bank of America, or the Revolving Credit Facility. Interest on any borrowings under the revolving credit facility bear interest, at our option, at (i) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest in effect for such date as publicly announced from time to time by Bank of America as its “prime rate”, or (c) the eurodollar rate plus 1.0%, provided that such rate will not be less than 0.5%. We are obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee. The terms of our Revolving Credit Facility include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates. We expect to use the revolving credit facility for general corporate purposes, including potential future acquisitions and expansions. As of September 30, 2021, we were in compliance with all covenants and there were no amounts outstanding under this facility.
On April 26, 2021, we completed our IPO, in which we sold 10,925,000 shares of our Class A common stock at a price to the public of $16.00 per share, including 1,425,000 shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares and 500,000 shares of our Class A common stock sold by certain selling stockholders. We received net proceeds of $153.0 million, after deducting underwriting discounts and commissions of $10.8 million and offering expenses paid by us of approximately $3.0 million.
We believe our existing cash and cash equivalents, cash provided by operating activities, available borrowings under our Revolving Credit Facility, and unbilled amounts related to contracted non-cancelable subscription agreements, which are not reflected on the balance sheet, will be sufficient to meet our working capital and capital expenditure needs over the next 12 months. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies, and intellectual property rights, though we currently have no agreements or commitments to do so. To facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, impacting our ability to complete subsequent acquisitions or investments.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Cash Flows
The following table presents a summary of our consolidated cash flows from operating, investing and financing activities.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by operating activities	$29,718	$44,864	$39,624
Net cash used in investing activities	$(15,766)	$(8,108)	$(6,996)
Net cash used in financing activities	$(9,612)	$(436)	$(402)
Operating Activities
Our largest source of cash flows from operations is cash collections from our customers for subscription services while our primary use of cash for operating activities is for employee-related expenses, including salaries, commissions and monthly performance bonuses. We have historically generated positive cash flows from operations as a result of our efficient sales model and period-over-period growth in subscription services.
Net cash provided by operating activities during the year ended December 31, 2019 was $29.7 million, which consisted of a net loss of $124.3 million, adjusted for non-cash charges of $131.3 million and net cash inflows of $22.7 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of $118.1 million of stock-based compensation expense, $12.3 million of amortization of deferred commissions and $7.9 million of depreciation and amortization of our capital assets. Cash outflows from changes in operating assets and liabilities primarily resulted from an $11.8 million increase in the accounts receivable balance and a $10.1 million increase in the total deferred commissions balance. The increase in both accounts receivable and deferred commissions balances is due to the addition of new customers and renewal of existing contracts during the period. The accounts receivable balance is also impacted by the timing of cash collections received. Cash inflows from changes in operating assets and liabilities primarily relate to a $55.3 million increase in the total deferred revenue balance resulting from the sale of additional subscription services under our standard advanced invoicing practices.
Net cash provided by operating activities during the year ended December 31, 2020 was $44.9 million, which consisted of a net loss of $2.4 million, adjusted for non-cash charges of $26.9 million and net cash inflows of $20.4 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of $5.3 million of stock-based compensation expense, $14.2 million of amortization of deferred commissions and $11.8 million of depreciation and amortization of our capital assets. Cash outflows from changes in operating assets and liabilities primarily resulted from a $6.7 million increase in the accounts receivable balance and a $8.0 million increase in the total deferred commissions balance. The increase in both accounts receivable and deferred commissions balances is due to the addition of new customers and renewal of existing contracts during the period. The accounts receivable balance is also impacted by the timing of cash collections received. Cash inflows from changes in operating assets and liabilities primarily relate to an $46.7 million increase in the total deferred revenue balance resulting from the sale of additional subscription services under our standard advanced invoicing practices.
Net cash provided by operating activities during the nine months ended September 30, 2020 was $39.6 million, which consisted of a net loss of $2.6 million, adjusted for non-cash charges of $18.2 million and net cash inflows of $24.1 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of $10.4 million of amortization of deferred commissions, $8.7 million of depreciation and amortization of our capital assets and $3.3 million of stock-based compensation expense. Cash outflows from changes in operating assets and liabilities primarily resulted from increases in the total deferred commissions balance due to the addition of new customers and renewal of existing contracts during the period. Cash inflows from changes in operating assets and liabilities primarily related to increases in the total deferred revenue balance resulting from the sale of additional subscription services under our standard advanced invoicing practices.
Net cash provided by operating activities during the nine months ended September 30, 2021 was          .

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Investing Activities
Net cash used in investing activities during 2019 is related to $5.0 million of business combinations completed during the year, combined with $10.8 million of capital expenditures for internal-use software and the purchase of property and equipment during 2019. Net cash used in investing activities during 2020 relates to $8.1 million of capital expenditures for internal-use software and the purchase of property and equipment during the year.
Net cash used in investing activities during the nine months ended September 30, 2020 related to $2.3 million and $4.7 million of capital expenditures for internal-use software and the purchase of property and equipment, respectively.
Net cash used in investing activities during the nine months ended September 30, 2021 primarily related to          .
Financing Activities
Net cash used in financing activities during 2019 primarily related to a $10.0 million one-time dividend payment issued to our existing shareholders offset by the net impact of the Series C and C-1 Preferred Stock transactions where we received proceeds of $340.4 million for the issuance of preferred stock and paid $339.9 million to repurchase existing common stock and outstanding stock options.
Net cash used in financing activities during 2020 primarily related to $4.9 million paid for the repurchase of common stock and options offset by $4.3 million of cash received upon the issuance of common stock.
Net cash used in financing activities during the nine months ended September 30, 2020 primarily related to $0.5 million paid for the repurchase of common stock offset by $0.2 million of cash received upon the issuance of common stock from the exercise of stock options.
Net cash provided by financing activities during the nine months ended September 30, 2021 primarily related to          .
Backlog
Our backlog is made up of remaining performance obligations associated with our customer contracts. These remaining performance obligations represent all future revenue under contract that has not yet been recognized which includes deferred revenue and unbilled amounts.
Indemnification Agreements
Our subscription agreements generally contain standard indemnification obligations. Pursuant to these agreements, we will indemnify, defend and hold the other party harmless with respect to a claim, suit, or proceeding brought against the other party by a third party alleging that our intellectual property infringes upon the intellectual property of the third party, or results from a breach of our representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. Typically, these indemnification provisions do not provide for a maximum potential amount of future payments we could be required to make. However, in the past we have not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2019, December 31, 2020 or September 30, 2021.
We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2019, December 31, 2020 or September 30, 2021.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Off-Balance Sheet Arrangements
As of September 30, 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosures About Market Risk
We have operations in the United States and internationally and we are exposed to market risk in the ordinary course of business.
Inflation Rate Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Interest Rate Risk
Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments in money market funds, including overnight investments. As of September 30, 2021, we had cash and cash equivalents of           . The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.
Foreign Currency Risk
The vast majority of our sales contracts are denominated in U.S. dollars, with a small number of contracts denominated in foreign currencies. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Brazilian Real and South African Rand. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements and notes to our financial statements, which were prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.
While our significant accounting policies are more fully described in Note 2 of our consolidated financial statements “Summary of Significant Accounting Policies” included elsewhere in this Registration Statement on Form S-1, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, the following are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.
Revenue Recognition
We account for revenue in accordance with Accounting Standards Codification, or ASC, Topic 606 - Revenue from Contracts with Customers, and apply the following five-step approach for considering contracts:
1.Identification of the contract, or contracts, with the customer.
2.Identification of the performance obligations in the contract.
3.Determination of the transaction price.
4.Allocation of the transaction price to the performance obligations in the contract.
5.Recognition of revenue when, or as, we satisfy a performance obligation.
We recognize revenue at the time the related performance obligation is satisfied by transferring the service to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those services, net of any sales or other tax. Our subscription contracts typically vary from one year to three years and are generally noncancellable and nonrefundable.
Subscription services revenue consists of subscription fees earned from providing access to our cloud-based platform, including support services and feature upgrades, if and when available. Our cloud-based platform also includes training content which can be downloaded by the customer during their subscription term. Our subscription service contracts do not provide customers with the right to take possession of the software operating on the cloud platform and, as a result, are accounted for as service arrangements. Our customers’ ability to access our platform represents a series of distinct services, which fulfills our performance obligation over the subscription term. Accordingly, the amounts invoiced related to the ratable portion of subscription revenue are recorded as deferred revenue and recognized on a straight-line basis over the contract term, beginning on the date that the service is made available to the customer.
Our customers’ ability to access and download the content hosted within our KMSAT product is considered distinct and accounted for as a separate performance obligation, as our customers benefit from the use of the content independent of the KMSAT product through the download. The portion of the transaction price allocated to the downloadable content performance obligation is recognized as revenue at contract inception when the customer gains access to the downloadable content.
The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price, or SSP, basis, which requires significant judgment. We determine SSP using an adjusted market assessment approach based on the prices at which we sell subscription services, including adjustments for standard discounting practices. As it relates to the content available for download, the calculation of SSP primarily considers pricing differences among varying subscription tiers, which provide customers with differing levels of content.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Deferred Commissions
We capitalize sales commissions and associated payroll taxes and benefits paid to internal sales personnel that are considered incremental to the acquisition of customer contracts. These costs are recorded as deferred commissions on the consolidated balance sheets upon invoicing to the customer and are paid upon cash collection from the customer. We determine whether costs should be deferred based on sales compensation plans if the commissions are incremental and would not have occurred absent the customer contract. Sales commissions related to an initial subscription contract are considered incremental to the acquisition of the customer contract to the extent that they exceed commissions earned on renewal sales. Sales commissions related to the renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rate between new and renewal contracts.
The portion of commissions paid upon the initial acquisition of a contract that are incremental to acquisition of the customer contract are amortized over an estimated period of benefit of six years. The portion of commissions paid upon initial acquisition that are commensurate with those paid on a renewal contract and commissions paid related to renewal contracts are amortized over the average length of the related revenue contract. An estimate of the portion of commissions related to the downloadable content performance obligation is made, which is recognized at contract inception consistent with the pattern of revenue recognition. This estimate is made in a consistent manner to the SSP allocated to the related portion of revenue, which requires judgment. Judgment is also required when determining the period of benefit for commissions paid for the acquisition of the initial subscription contract. We evaluate both qualitative and quantitative factors including the initial estimated customer life, the technological life of our platform and related significant features, customer attrition and industry practices.
Stock-Based Compensation
Stock-based compensation expense is recognized for stock-based awards, including restricted stock units (“RSUs”) and stock options, based on the awards’ estimated grant date fair value. The grant date fair value of RSUs is measured at the grant date closing stock price and expense is recognized on a straight-line basis over the requisite service period of the awards and forfeitures are accounted for as incurred. The fair value of a stock option award is estimated using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized on a straight-line basis, net of forfeitures, which are recorded as incurred, over the requisite service period of the awards.
Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, which represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions and estimates are as follows:
•Fair Value of Common Stock – Prior to the completion of our IPO in April 2021, our common stock was not publicly traded. Our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including third party valuations of our common stock, the valuation of comparable companies, our operating and financial performance, and general and industry specific economic outlook, among other factors.
•Expected Term – We estimate expected term using the simplified method, due to a lack of historical exercise activity. The simplified method calculates the expected term as the mid-point of the vesting date and the contractual expiration date of the award.
•Volatility – Since we do not have a trading history of our common stock, we estimated its expected volatility based on the historical stock volatility of our comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or until circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
•Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for U.S. Treasury zero-coupon issues with maturities approximating the expected term of the awards.
•Dividend Yield – The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have a history of only paying a single one-time dividend and do not anticipate paying dividends in the future, we use an expected dividend yield of zero.
Following the IPO, there is an active market for the Company’s Class A common stock, and the Company is no longer applying these valuation approaches discussed above.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements “Summary of Significant Accounting Policies” for more information.

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BUSINESS
Mission
Our mission is to enable employees to make smarter security decisions, every day.
Overview
KnowBe4 has developed the leading security awareness platform enabling organizations to assess, monitor and minimize the ongoing cybersecurity threat of social engineering attacks. We are pioneering an integrated approach to security awareness that incorporates cloud-based software, machine learning, artificial intelligence, advanced analytics and insights with engaging content. Our platform is purpose-built to drive awareness, change human behavior and enable a security-minded culture that results in a reduction of social engineering risks.
We believe every organization’s greatest asset is also its greatest security risk – its people. As investments in security products grow significantly, attackers are increasingly leveraging social engineering to circumvent the traditional layers of cybersecurity defense. Social engineering relies on the manipulation of human behavior and can range from enlisting unsuspecting employees in schemes to defraud their employers to gaining access to systems during the initial phase of broader, multi-stage cyberattacks that can result in devastating breaches. Because these attacks are low-cost and high-volume and have a high probability of success, they enable the attacker to achieve a significant return on investment. Social engineering represents a universal cybersecurity risk, as it specifically targets the employees rather than the infrastructure of an organization. As such, social engineering risks affect every organization, regardless of the sophistication of their security infrastructure.
Historically, organizations have invested significantly in cybersecurity defenses with the belief that infrastructure-centric tools alone could provide adequate protection. According to a forecast from the International Data Corporation, or IDC, organizations spent $59 billion on IT security products in 2019, a figure that is expected to reach $86 billion by 2024. Despite significant amounts spent each year, security breaches continue to be reported with increasing frequency. Recent secular trends, including globally distributed workforces, work from home and the technological complexity of the modern digital workplace have vastly expanded the attack surface. A single click on a phishing email, insecure disposal of a sensitive document, use of a weak password and a host of other employee behaviors can prove disastrous to an organization. These effects are far-reaching, ranging from incident response costs and lost productivity to negative media coverage, loss of revenue and impacted customer confidence. More often than not, the difference between a secure and insecure interaction comes down to human behavior, but changing human behavior is a significant challenge.
We believe security awareness is the most effective way for organizations to manage the extraordinary unaddressed risk of social engineering, representing a fundamental shift in cybersecurity. Security awareness has historically been isolated to information security and IT professionals and focused on compliance and simplistic content delivery. Our platform is designed to promote awareness, change human behavior and drive a security-minded culture. The foundation of our security awareness platform combines automation, machine learning, artificial intelligence and continuous testing with data analysis and relevant and interactive content. Our products enable customers to strengthen their overall security posture by creating a security-minded culture characterized by active user participation with a focus on mitigating the human element of security risk across their entire organization. We enable organizations to effectively enhance the security awareness of their workforce, converting their employees into a critical last line of defense against cyberattacks.
Our platform currently includes:
•Security Awareness: enables continuous assessment of employees through simulated social engineering attacks across multiple mediums and remediation through real-time delivery of highly engaging modules that are curated based on relevant and specific risks;
•Security Orchestration, Automation and Response (SOAR): enables security professionals to prioritize and automate security workstreams in order to respond to and remediate social engineering attacks; and

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•Governance, Risk and Compliance: enables organizations to analyze security risk and automate the management of compliance and audit functions.
We designed our platform to meet the needs of IT administrators, as effective, scalable, quick to deploy and easy to use for organizations of all sizes. Our platform design allows us to scale from small businesses to large enterprises using a single code base. Our products are deployed on a common data platform with embedded analytical tools and reporting APIs, resulting in seamless integration. Additionally, our products are designed to bring substantial amounts of data into an organization’s existing security stack allowing our customers to continually assess and monitor ongoing risks to the organization.
As the behavior of any employee could represent a threat, our customers tend to adopt our platform across the entire organization to protect all employees from social engineering threats. We have developed an effective go-to-market strategy that has been proven to help us reach both small and midsized businesses and large enterprises. We employ an efficient inside sales model that translates across all customer segments, complimented by channel partnerships that provide significant sales leverage and have enabled us to further penetrate the enterprise market. As a result, we have been able to grow our customer base rapidly in recent years, from more than 30,000 as of December 31, 2019 to almost 37,000 as of December 31, 2020 and more than        as of September 30, 2021. Our leadership in the security awareness market has been recognized by both Gartner Inc. and Forrester Research Inc. Additionally, we rose to the number five app by number of organizations within the 2020 Microsoft Azure Active Directory app gallery and were named as one of the most popular apps by number of customers and as the most popular people-centric security tool within the Okta 2021 Businesses at Work report.
We continue to experience significant growth, with total revenue of $120.6 million and $174.9 million for the years ended December 31, 2019 and 2020, respectively. As of the ends of the same periods, we had annual recurring revenue, or ARR, of $145.4 million and $198.4 million. For the nine months ended September 30, 2020 and 2021, our revenue and ARR also increased from $125.6 million to        and $181.9 million to       , respectively. For the years ended December 31, 2019 and 2020, we had net losses of $124.3 million and $2.4 million, which included $118.1 million, and $5.2 million of stock-based compensation expense, respectively. Our net losses for the nine months ended September 30, 2020 and 2021 were $2.6 million and       , which included $3.3 million and        of stock-based compensation expense, respectively. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for additional information regarding ARR.
We have built our business with a focus on cash flow generation. Our net cash provided by operating activities was $29.7 million and $44.9 million and our free cash flow was $18.9 million and $36.7 million for the years ended December 31, 2019 and 2020, respectively. For the nine months ended September 30, 2020 and 2021, our net cash provided by operating activities was $39.6 million and        and our free cash flow was $32.6 million and       , respectively. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Free Cash Flow” for additional information regarding free cash flow and for a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.
Industry Background
Social Engineering Attacks Targeting Humans Are the Most Successful Cyberattacks
Social engineering, which encompasses attacks on the human layer of an organization, is typically defined as leveraging identity manipulation to deceive individuals into providing malicious actors access to proprietary information or assets. Social engineering can take the form of phishing, spear phishing, pretexting, business email compromise, smishing (SMS-based phishing) and vishing (voice-based phishing). These methods can result in the direct compromise of proprietary information or can serve as the first phase in sophisticated multi-stage attacks, enabling credential theft, ransomware delivery and malware delivery, among other attacks, that can ultimately result in costly security breaches. In effect, by targeting human behavior rather than infrastructure, social engineering attacks can be utilized by attackers to circumvent multiple layers of security.

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According to IDC, annual worldwide spending on security-related hardware and software will amount to $59 billion in 2019 and is projected to reach $86 billion by 2024. Despite these massive investments on cybersecurity products to protect people, devices and infrastructure, these products are not designed to specifically address vulnerabilities related to human behavior. While the infrastructure-centric approach to security has dominated security investments since the market’s inception, this approach does not deliver the reduction in social engineering risks that can be achieved with a knowledgeable and well-prepared employee population.
Due to the relative ease and cost-effectiveness of developing and deploying social engineering attacks, coupled with their effectiveness and the potential value of the resulting breaches, these methods have become the preferred and most frequent avenue for hackers to gain access to IT systems and sensitive information. Several recent high profile breaches, ranging from data loss events of major corporations and government entities, to account takeovers of prominent individuals, to ransomware attacks on local governments and hospitals, have all involved social engineering methods. According to the Verizon 2021 Data Breach Investigations Report, 85% of breaches involved a human element.
Digital Transformation Has Expanded the Social Engineering Attack Surface
Not only has the widespread adoption of digital technologies significantly impacted how companies conduct business, it has also fundamentally changed the relationship of their employees with technology in their everyday professional and personal lives. Individuals increasingly use digital mediums, including email and text messaging, as their primary form of communication both at work and outside of the office, and increasingly rely on online services in everyday life, from e-commerce to personal banking and bill-pay. The expanding use of technology has provided attackers with a growing number of vectors to imitate in launching social engineering attacks.
Furthermore, the amount of personal data available for cyberattackers to use in crafting convincing social engineering attacks is staggering. According to Statista, over half of the global population currently uses social media, where accounts provide cyberattackers with a vast repository of knowledge about an individual, including their detailed personal history, interests, contacts and other valuable information. Cyberattackers have also taken advantage of the digitization of records to inflict severe breaches of valuable data upon companies in consumer-facing industries and government entities. These data loss events have collectively resulted in millions of records containing highly sensitive personally identifiable information being made available for distribution on the dark web. All of these trends have made individuals more susceptible than ever to social engineering attacks.
At the same time, businesses continue to modernize and invest in digital capabilities, with digital transformation expected to comprise 53% of IT budgets by 2023, according to IDC. However, the same technologies that have enabled global connectivity, productivity and innovation have also empowered cyberattackers. The widespread adoption of mobile devices, ubiquitous network connectivity and adoption of cloud technology have greatly expanded the social engineering attack surface that organizations must protect. The increasing number of employees working remotely, in cloud applications and on consumer-oriented devices that are often multi-purposed for enterprise uses but only partially enterprise-managed, has significantly eroded the traditional security perimeter. With a sustained shift to digital and remote workplaces, accelerated by the global coronavirus pandemic, we believe the threat of social engineering will become more pronounced. Since the onset of the pandemic, VMware reports that 88% of businesses have seen an increase in social engineering attacks. This changing landscape requires humans to become the last line of defense against cyber threats.
Attackers Are Launching Increasingly Targeted Cyberattacks at Scale
Cyberattackers across all levels of sophistication employ social engineering techniques. These attackers range from hackers leveraging basic techniques to more sophisticated criminal organizations motivated by financial gains, to highly-advanced military and intelligence services of well-funded nation-states. The most sophisticated adversaries today are increasingly well-equipped, possessing significant technological and human resources, and are highly deliberate and targeted in their attacks. These groups and individuals are responsible for many breaches that involve theft or ransom of privacy-related data, financial data, intellectual property and trade secrets. Regardless of their level of expertise, cyberattackers can leverage social engineering to launch targeted cyberattacks at scale.

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As they do not depend on the technical exploitation of security infrastructure, the most basic social engineering attacks require minimal investment to develop and can be cost-efficiently distributed to a wide target audience, often to devastating results.
However, social engineering attacks are becoming increasingly advanced. For high value targets, cyberattackers conduct extensive background research on the individuals in order to develop highly customized and convincing messages. Other innovative techniques leverage emerging technologies such as AI, facial recognition and voice-based methods. One example is the recent emergence of doctored videos, or deep fakes, demonstrating the advanced means through which hackers use artificial intelligence to impersonate voices for phishing purposes. Through doctored videos, hackers exploit realistic looking images and audio files to impersonate colleagues or senior executives with the intent of gaining access to proprietary systems or sensitive information.
Modern cyberattacks are pervasive, targeting businesses of all sizes across a broad range of industries including technology, transportation, healthcare, financial services, governments and political organizations, utility and retail. The World Economic Forum places the likelihood of data fraud or theft and cyberattacks in the top five global risks, as adversaries often launch devastating attacks that cause significant business disruption and result in billions of dollars in cumulative losses. According to the Center for Strategic and International Studies, the global cost of cybercrime is estimated to be approximately $1 trillion annually, and the Ponemon Institute and IBM Security estimate that the average cost of a data breach has increased by 10% since 2014 to $3.86 million.
Cybersecurity Resources Are Constrained
Cybersecurity resources have become highly constrained. Skills shortages are at an all-time high, particularly in the areas of big data and analytics, cybersecurity and AI, with 54% of chief information officers, or CIOs, stating that they struggle to find the right talent in response to the Harvey Nash/KPMG CIO Survey 2020. Specifically, the 2020 (ISC)2 Cybersecurity Workforce Study estimated a global gap of over 3.1 million cybersecurity professionals.
Companies do not have enough IT security staff to effectively train employees on how to protect against ever-changing social engineering techniques or efficiently address threats that are reported. Rebuilding security training internally every year and sorting through reported threats on an individual basis is not resource-efficient for companies. These resource gaps highlight the need for software and automation in developing security awareness to protect against social engineering.
Limitations of Existing Offerings
Historically, organizations have relied on either content-centric or infrastructure-centric vendors for security awareness, or have opted for limited or no training due to the inefficacy of existing offerings. Content-centric alternatives, including products from traditional vendors and internally-developed tools, provide organizations with generic and ineffective training programs that are primarily designed to satisfy minimum compliance requirements. Infrastructure-centric alternatives provide basic point products for security training that are typically secondary to core security infrastructure products. Neither of these alternatives offers an integrated platform-based approach to security awareness that is specifically designed to manage the risk of social engineering.
As a result, these alternatives feature one or more of the following limitations:
•Lack of Focus on Human Behavior. While some infrastructure-centric vendors offer basic security training capabilities to their customer base, their primary focus is on the development of threat protection products, such as email security or endpoint security. These security vendors attempt to mitigate cybersecurity risk entirely through infrastructure and do not offer dedicated security awareness platforms designed to change human behavior and mitigate the risk of attackers leveraging social engineering to bypass infrastructure-based defenses.
•Limited Intelligence and Analytics. Alternative offerings do not provide analytics capabilities to accurately assess and monitor the social engineering susceptibility of the organization and its employees over time. As such, organizations are unable to measure the effectiveness of their security awareness investments and programs.

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•Challenging to Administer. Alternative offerings provide limited functionality, flexibility and automation in the administration of security training. As a result, security professionals are required to take either a ‘one-size-fits-all’ or resource-intensive manual approach to develop and administer an effective security awareness program.
•Ineffective and Limited Content. Many content-centric vendors and internally-developed tools incorporate a limited library of generic, static and non-globalized training modules that are ineffective at engaging employees. Alternative products are also inadequate in simulating realistic and zero-day threat situations based on the current environment and in addressing the full spectrum of human-based threat vectors.
•Costly to Deploy and Maintain. Infrastructure-centric security alternatives often require costly and time-consuming implementations, preventing organizations from quickly realizing the benefits of their investment. These systems are also complex to operate and maintain, requiring significant ongoing investment in IT and security resources and expertise.
•Do Not Address the Entire Market. Alternative offerings are often optimized to address only one segment of the market. Offerings targeting larger enterprises are often too expensive or complex for small and midsized business to utilize in a cost-effective manner. Conversely, offerings sold into the mid-market often lack the flexibility and scalability to meet the needs of larger enterprises.
Key Strengths of Our Platform
We provide an integrated platform that enables organizations to assess, monitor and mitigate the persistent threat of social engineering. Our cloud-based platform employs a differentiated combination of software, machine learning, artificial intelligence, analytics, insights, content and security workstreams that is designed to meaningfully impact human behavior to continually improve an organization’s security posture in response to social engineering threats. The key strengths of our platform include:
Targeted Focus on Human Behavior
Our platform is exclusively focused on human behavior, as we believe that elevating the security awareness of an organization’s employees is essential to managing the risk associated with social engineering. We believe that infrastructure-based security controls alone are inadequate, requiring humans to become the critical last line of defense for an organization. In growing the category for security awareness, we are focused on building a platform capable of changing insecure behaviors and reinforcing secure behaviors of individuals. This allows us to invest technology and development resources to drive innovation and differentiation in products designed to address the human layer of security. Our focus has helped us establish market leadership and we believe will position us favorably to capitalize as the scope of the human layer of security expands.
Our security awareness platform is built on a foundation of powerful software and technology, including machine learning, artificial intelligence and data analysis capabilities, and is uniquely imbued with behavioral science to bring about significant change in an organization’s security culture and posture. These foundational technology layers are based on extensive development, experience and expertise in the security awareness space, leveraging insights from what we believe is the largest set of human security behavioral data in existence. This integrated data set is sourced from the millions of users who access our platform and includes access to a unique data stream, consisting of user-reported threats that have bypassed security infrastructure defenses, only to be detected by humans providing the last line of defense.
Continuous Intelligence and Analytics
Our platform continuously assesses users and monitors social engineering risk, creating an active feedback loop that enables organizations to continually drive improvements in employee security awareness and overall security posture. Frequent training, knowledge checks and behavior-based intervention all reinforce secure behaviors and provide critical data for measuring, improving and maintaining security awareness within an organization. We

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believe that an ongoing approach to security awareness is essential in response to the dynamically evolving social engineering threat environment.
The advanced analytics delivered by our platform enable security administrators to identify, monitor and manage the social engineering risk of the organization as a whole, or of individual employees or groups of employees on an ongoing basis. Our platform analyzes a broad and extensive set of risk data including simulation history, training history, external breach data and job function. This results in billions of data points being used to assess the level of social engineering risks and measure changes over time. The platform also provides security professionals with actionable insights to modify and improve security awareness programs based on risk profiles at the individual or group level.
Our platform also provides individual employees with visibility into their susceptibility to social engineering threats. Users have the ability to view a dashboard including their risk score, training and simulation test history, as well as specific recommendations for actions to lower their social engineering risk. The ability of employees to monitor their individual risk promotes continuous engagement and improvement in security awareness.
Effective and Efficient Security Awareness Administration
Our platform is designed to enable security administrators to mitigate social engineering risk through automated, machine learning-driven administration of simulated social engineering testing and training specifically customized to an individual user or group of users. The platform analyzes users’ behavior and allows organizations to categorize employees based on dynamic or custom groupings to tailor simulated social engineering campaigns, assignments and analytical reporting based on identified potential vulnerabilities. According to the National Institute of Standards and Technology, or NIST, recent updates to the Security and Privacy Controls for Information Systems and Organizations publication, organizations should provide practical exercises that simulate actual events and incidents as part of their security and privacy controls. Our platform leverages a machine learning engine to provide administrators with targeted recommendations based on the results of simulated tests and users’ risk scores prompting the delivery of relevant content with a demonstrated ability to reduce the risks associated with social engineering.
The platform also includes embedded SOAR functionality to prioritize and automate security operations related to user-reported social engineering threats. With these capabilities, security professionals can minimize risk to the organization by quickly responding to and effectively remediating the most severe social engineering threats. All together, these capabilities are designed to reduce the administrative burden of security awareness management and operations on resource-constrained IT and security professionals.
Expansive Library of Engaging and Effective Content
We have built an expansive library of differentiated security awareness and compliance content, containing approximately 1,000 pieces of content, that is continuously refreshed to ensure that our offerings always reflect the expanding range of social engineering threats. We leverage our extensive proprietary data set on human behavior and social engineering attacks, first-party threat environment research and crowd-sourcing methods to update our simulated threat templates in near real-time, in order to convincingly emulate real-world social engineering methods.
We believe the range and sophistication of our content library and technology makes our platform highly effective in changing human behavior to reduce social engineering risk. We employ dedicated content centers of excellence across geographies to produce differentiated content that reflects themes based on the broader global threat environment, but is highly localized and culturally relevant. Our distributed centers of excellence enable the rapid and efficient creation of a variety of content that is specific to a given market, thereby increasing the efficacy of our content in effecting behavioral change with its intended audience. The breadth and scope of our content enables it to fully meet the needs of large global enterprises with geographically diverse workforces, driving increased customer satisfaction and retention.

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Ease of Platform Deployment and Use
We have designed our platform to be easy to deploy and use, enabling our customers to achieve rapid time-to-value and cost efficiency in security awareness operations. Our cloud-based platform requires minimal implementation efforts, enabling customers to quickly onboard and complete an initial baseline simulated social engineering campaign. We have also developed integrations with mainstream identity platforms, including Active Directory, that further streamline platform deployment and ongoing user administration. Our management console offers simple and automated administration of security awareness programs and related workstreams, reducing the resource and expertise requirements on the organization. For employees, the user interface of our platform has also been designed to deliver an intuitive, easy-to-use and high quality experience that is on par with best-in-class consumer experiences.
Designed to Serve the Entire Market
As we believe social engineering is a universal problem, the ability to scale our technology to meet the needs of all organizations has been a central tenet of our platform design philosophy from the beginning. As a result, we have designed our products to be both accessible to smaller organizations without dedicated IT departments and scalable to organizations with hundreds of thousands of users and multiple security teams dispersed across the world. Our cloud-based delivery model, scalable multi-tenant architecture and global content centers of excellence allow us to regularly introduce new content and platform features to our customers quickly and seamlessly.
Our Market Opportunity
We believe that companies of all sizes and across all industries and geographies require a security awareness platform to manage the ongoing threat of social engineering. As such, we estimate the total market opportunity for our platform currently to be approximately $18.0 billion.
For KMSAT, PhishER and Compliance Plus, we calculate our market opportunity by estimating the total number of employees in over 50 addressable geographies globally segmented into large enterprise, enterprise, medium business and small business categories. We apply a per employee price, depending on the segment, using internally generated data of actual customer spend based on the customer size and location. For KCM in the United States, we apply an average contract value to a set number of organizations using internally generated data of actual customer spend based on the size of such organizations. For KCM internationally, we estimate the size of the market as a multiple of the U.S. market implied by the proportional market sizes for our KMSAT and PhishER products. The aggregate sum of the calculated values across KMSAT, PhishER and KCM, as described herein, represents our total estimated market opportunity. The estimated market opportunity for KMSAT represents slightly less than half of our total market opportunity.
We define potential large enterprise customers as companies with greater than 10,000 employees, enterprise customers as companies with between 1,000 and 9,999 employees, medium customers as companies with between 100 and 999 employees and small customers as companies with between 20 and 99 employees. Data for companies and employees is based on various data sources from national statistical agencies in each respective region and country and international institutions, such as the U.S. Census Bureau, the World Bank, the European Statistical Office and the Organization for Economic Co-operation and Development, as compiled by Omdia.
The pricing assumptions applied to the estimated number of companies and employees in each market are calculated by leveraging internal data on actual customer spend by size and geography over the last 24 months. For each market segment, we have applied the median annualized spend per employee or organization, as adjusted for ordinary course price increases, which we believe represents a conservative estimate of spend for potential customers.

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Our Growth Strategy
We believe we have significant opportunities to extend our market leadership. Key elements of our growth strategy include:
Expand Our Customer Base
We believe there is a significant opportunity to invest in our sales and marketing activities to drive broader market knowledge of the importance of security awareness. Increasing category awareness of our market enables us to expand our customer base with less education effort and more efficient go-to-market execution. We believe that businesses of all sizes are exposed to the risks of social engineering, and that there is a large opportunity to help both SMBs and large enterprises defend against this threat. In addition to growing the small to medium sized customer base that we have focused on since inception, we believe that there is significant opportunity to increase penetration in the enterprise segment, which we define as customers with 1,000 or more employees. The percentage of our ARR generated from enterprise customers was 50.7% as of December 31, 2020 and        as of September 30, 2021.
Expand Internationally
The international market represents a clear expansion opportunity for us. We have grown our revenue generated by customers outside of North America from 9.7% in 2019 to 11.9% in 2020 and        as of September 30, 2021. To pursue this opportunity, we are rapidly expanding our international operations and increasing our physical presence through headcount additions in Europe, the Middle East, Asia-Pacific and South America. We are also investing in further localizing our platform through foreign language translation and customized content. Our platform is currently accessible in over 30 languages and we plan to expand this language support in the future, along with increasing our region-specific content offerings.
Grow Our Partner Network
We plan to increase our channel partnerships to help us efficiently reach new territories and opportunities. Growing our international channel partnerships will help us reach new jurisdictions where we have not yet developed extensive brand awareness and local customer relationships. We believe managed service providers or MSPs, and channel partners represent an efficient way to sell to smaller customers, as organizations with limited or no IT departments often rely on MSPs to provide specialized security skills or knowledge. For the periods ended December 31, 2020 and September 30, 2021, MSPs and channel partners were involved in generating 37.4% and        of our revenue, respectively. As our business becomes more mature, we believe the revenue contribution from channel partners and MSPs will continue to increase.
Expand Our Existing Customer Relationships
We plan to continue cross-selling products and upselling subscription tiers within our existing customer base. Our extensive existing customer base provides substantial opportunity to expand use of our platform offerings as well as upgrade existing subscriptions to higher tiers. We believe that our integrated platform and the strength of our customer success program are key to our ability to cross-sell and upsell to our existing customers. We plan to continue to invest in our technology and platform, which then organically creates new adjacencies and use cases, and to invest in customer success personnel to retain existing customers and drive increased product attachment rates.
Invest in Our Platform and Content
We believe that continued investment in our technology platform and content is important to our ability to maintain and extend our market leadership. We invest in technology and development activities to continuously strengthen our platform and release additional features and products to the market. These development efforts stay true to our core principles that the human layer in cybersecurity is important and that the human layer can be addressed without adding significant complexity to the end user or IT security professional. We believe that our ability to leverage the immense amount of data collected from our customers’ usage and to incorporate their feedback into our platform and content offerings have contributed to our market-leading position. We continue to

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explore methods to monetize our data assets in the future and continue to integrate our customer feedback into future product development opportunities.
Selectively Pursue Strategic Acquisitions
We plan to pursue strategic acquisitions that we believe will be complementary to our existing platform, enhance our technology and our content, and increase the value proposition we deliver to our customers. For example, we may pursue acquisitions that we believe will help us add new features, accelerate customer growth, enter new markets and add talents and expertise to our organization. During 2018 and 2019, we completed five acquisitions, which expanded our international presence and added to our existing technological capabilities and content. Additionally, during the first quarter of 2021, we completed an acquisition which allowed us to bring the Compliance Plus product to market during the second quarter of 2021.
Our Platform
The KnowBe4 security awareness platform consists of:
•KMSAT, our security awareness training product, which enables continuous assessment of employees through simulated social engineering attacks across multiple mediums and remediation through real-time delivery of highly engaging modules that are curated based on relevant and specific risks;
•Compliance Plus, our compliance training product, which enables organizations to provide their employees with relevant, timely and engaging compliance content across a broad range of topics from data privacy to diversity, equity and inclusion;
•PhishER, our security orchestration, automation and response product, which enables security professionals to prioritize and automate security workstreams in response to attacks targeted at the human layer; and
•KCM, our governance, risk and compliance product, which enables organizations to analyze security risk and automate the management of compliance and audit functions

KnowBe4's Platform Is Purpose-Built to Protect the Human Layer

KnowBe4 Security Awareness

Assess
- Baseline Assessment
- Simulated Phishing Testing

Train
- Content Library
- Automated Training Campaigns

Analyze
- Reporting and Analytics
- Training Campaign Management

User Behavior
- Password Analysis

Compliance Plus

New-School Compliance
- Customizable Content
- Vast Compliance Library

PhishER Security Automation & Orchestration

Workflow
- Email Reporting
- Threat Prioritization

Remediation
- Rules-Based Processing
- Advanced Quarantine

KCM Governance, Risk & Compliance

Audit
- Compliance and Regulatory Workflow

Risk
- Risk Identification and Mitigation
- Vendor Management

KnowBe4 Platform

- Machine Learning
- Artificial Intelligence
- Advanced Analytics and Insights
- Engaging Content
- Cloud-Based Software

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All of our products are built on a cloud-based architecture designed to be easy to deploy across organizations of all sizes. We also build machine learning and artificial intelligence into our products to increase the product’s ability to enable behavioral change and to allow the administration of our products to be streamlined and efficient.
Our platform features integrated capabilities that are designed to enhance the overall value proposition to our customers and their employees. Through advanced analytics and risk scoring capabilities, our platform enables customers to proactively identify social engineering risk within their organizations. When a customer is onboarded, our platform provides a baseline risk assessment based on the performance of individual users in an initial simulated phishing campaign. Based on the risk assessment, our platform can enable the automatic administration of high quality, effective training aimed at mitigating identified risk. Organizations are then able to continuously simulate a wide array of social engineering attacks, giving users the ability to fail safely, adjust their behavior and learn through action. This continuous cycle creates an active feedback loop and increases engagement helping prevent users from reverting to risky behavior.
As users become more effective at identifying and reporting potential social engineering attacks, our orchestration, automation and response capabilities help security professionals efficiently manage the workstreams associated with user-reported threats. We leverage a vast repository of proprietary data gathered from user-reported threats that have bypassed infrastructure-based security defenses to continually evolve our platform, automation capabilities and security content to reflect the latest threat environment. Our dataset continually expands and becomes more valuable as the number of trained users utilizing the platform and the security awareness of those users increase. This greatly enhances our ability to leverage the data derived from our customer base in improving our platform.
Our platform’s underlying features and capabilities include AI and machine learning, advanced analytics, risk scoring, dashboards and reporting and flexible APIs. Organizations utilize these tools to continuously assess the ongoing risk of social engineering, respond to these threats and ultimately automate the enterprise’s defense against human-based cyberattacks. We also offer several free tools that provide IT professionals with the ability to identify and respond to a wide range of social engineering threats as well as to assess general end-user security behaviors. These free tools provide us with lead generation capabilities to focus on exposing organizations to our platform in a cost-efficient way. The capabilities of these tools are distinct from our paid products and focus on highlighting the need for effective security awareness.
Our Products
Kevin Mitnick Security Awareness Training (KMSAT)
Our flagship Security Awareness Training product, Kevin Mitnick Security Awareness Training, or KMSAT, is named after our Chief Hacking Officer, Kevin Mitnick. Kevin’s history as a hacker and as a security consultant gave him unique insights into the social engineering techniques that are used by hackers to target employees and gain access to corporate networks, credentials and information. KMSAT has been recognized by independent industry research firms, including Gartner and Forrester Research, as a leader in Security Awareness Training.
KMSAT is a “new-school” security awareness product that combines automated phishing and social engineering simulation tests with engaging and curated content spanning across a variety of mediums, including email, SMS and voice. Our robust machine learning and data analytics capabilities allow our cyberattack simulations and training curriculum to automatically adapt to learner needs. As a result, employees are able to transition from knowledge-based awareness to experience-based security behaviors shaped and informed by real-world social engineering attacks which we believe most effectively lead to desirable behavioral changes in both the near- and long-term. In a world where cyberattacks are always evolving, this type of dynamic training and behavioral conditioning is critical in defending against zero-day and trending attacks. We train employees to provide swift response against new attacks by delivering frequent updates to our catalog of social engineering templates patterned after real-life scenarios and current events.
We have developed advanced technological features including a full randomization feature that simulates the real world – every employee receives a random template at a random time, which is designed to eliminate the “prairie-dog effect” which occurs when co-workers alert each other of a test. The use of our patented Smart Groups

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allows organizations to categorize employees based on dynamic or custom groupings to tailor phishing campaigns, training assignments and analytical reporting. Our simulated phishing and social engineering tests have been carefully constructed to allow for whitelisting within an organizations’ existing security infrastructure or the use of direct message injection into users’ inboxes. We have also developed a machine learning engine that provides administrators with training recommendations based on the results of simulated social engineering tests and users’ risk scores. The data analysis capabilities offered by our Advanced Reporting features allow organizations to review the outcomes of social engineering and training campaigns across several dimensions. We have enabled enterprise-grade APIs to allow for customization of reports, integration with other business systems and ease of executive reporting.
Our Virtual Risk Officer ingests and calculates data across a multitude of sources, evaluates the data using machine learning and provides dynamic Risk Scores — assigned to users, groups and organizations as a whole — empowering customers to make data-driven decisions. Calculated using both internal and external factors, including training history, simulation history, breach data and job function, the Risk Score is designed to measure how likely the user is to be targeted with a phishing or social engineering attack, how they would react to these types of events and how severe the consequences would be if they fell for an attack. The user Risk Score dashboard is continually updated to reflect the users’ completion of training and responses to simulated phishing emails, with the goal of providing an accurate view of the individual’s and organization’s overall susceptibility to social engineering attacks over time.
We believe we offer the world’s largest library of security awareness training with over a thousand items of content, including interactive modules, videos, games, posters and newsletters. Our content library is constantly being updated with new materials created based on the latest social engineering tactics. Our consumerized training portal is intuitive and easy to use, and the production value of our premium content is comparable to that of a TV series or film. Our localized learner experience is available in 30+ languages, giving users the option to choose the language they are most comfortable with for an immersive training experience. Additionally, optional customization features enable gamification, where users can compete against their peers on leaderboards and earn badges while learning how to keep their organization safe from cyberattacks.
KMSAT is offered on a SaaS subscription basis to serve the varying needs of our diverse customer base, from small businesses to large enterprises. We offer a range of subscription tiers at different pricing levels, which provide access to varying levels of functionality and content. Our basic tiers – Silver and Gold – offer access to features that

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are essential to an organization’s security awareness needs, including unlimited simulated social engineering tests, basic training content, machine learning-based individual security risk scoring and access to add-on features such as the Phish Alert button and phishing email reply tracking. Our Platinum tier provides users access to advanced reporting capabilities, such as reporting APIs and user event APIs, as well as advanced administrative functions, such as Smart Groups and Security Roles that help manage users, groups and various security roles within organizations. Our Platinum users also receive priority-level customer support. Our Diamond tier is our most popular subscription tier and includes access to our Artificial Intelligence-driven Agent, AIDA™, and over 850 additional pieces of premium content, including our award-winning The Inside Man series. The vast majority of our KMSAT customers subscribe to our Platinum and Diamond tiers.
Compliance Plus
The Compliance Plus product brings the “new-school” approach we pioneered with security awareness into the compliance market. Compliance Plus provides organizations’ employees with relevant and engaging content as well as training modules that address compliance topics ranging from data privacy to business ethics to diversity, equity and inclusion. Compliance Plus is accessible through the existing KnowBe4 platform which allows administrators access to robust, existing customization and automation features, such as automatic enrollment and advanced reporting. Additionally, we believe the Compliance Plus product will bring valuable behavioral data to our already data-rich platform, enabling organizations to further focus on mitigating risks presented by their employees. Compliance Plus is offered as a subscription that is paired with a customer’s new or existing KMSAT subscription.
PhishER
PhishER was created to help security administrators deal with the influx of user-reported social engineering attacks from an employee base made increasingly knowledgeable with KMSAT. PhishER allows the IT security team to analyze suspected attacks that employees report by clicking the Phish Alert Button, or PAB, within their email applications. PhishER integrates with major email platforms and related mobile applications, including Microsoft Outlook, Office 365 and G Suite. PhishER continues the remediation work-cycle by providing security incident response teams with a powerful platform to forensically analyze reported emails and respond to threats faster and more effectively.
We designed PhishER to give security teams the ability to evaluate reported threats by using standard prioritization rules embedded in the platform or by creating custom rules to more closely align to their individual organization’s needs. These rules are applied to reported threats to automatically categorize them into “Emergency Rooms.” PhishER “Emergency Rooms” are built into the platform to show security teams pre-filtered views of reported messages, allowing drill down capabilities to take bulk actions on groups of messages. PhishER leverages our PhishML machine learning engine to analyze, categorize, evaluate threat levels and respond to each reported threat.

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A key to the success of PhishER is that the emails used to train PhishML have already made it through email filters and security gateways to land in the end-users’ inboxes. This means that the machine learning model is being fed a unique stream of data that other security measures have failed to address, thereby improving the model’s accuracy and allowing more automated prioritization and decisioning. If an email is determined to be a threat, PhishER searches and, if directed, quarantines similar messages across all inboxes in the organization. Matching messages present in other users’ inboxes are then queued for further analysis, quarantine, or permanent deletion via our PhishRIP feature, which seamlessly integrates with major email platforms. If the user-reported email is determined to be safe and legitimate, it can be returned to the user. We believe the PhishER platform allows the IT Security team to close-the-loop on social engineering with the end-user and protect the organization.
KnowBe4 Compliance Manager (KCM)
KCM was designed to help our customers save time and resources by providing an intuitive user interface with streamlined workflows that enables visibility into the ongoing audit and compliance processes at all levels of the business. To further simplify the user experience, we developed workflow templates that are applicable to a variety of common compliance needs, including the Health Insurance Portability and Accountability Act (HIPAA), General Data Protection Regulation (GDPR) and Payment Card Industry Data Security Standard (PCI-DSS), among others. These templates, along with the ability for users to create their own custom workflows, allow the KCM product to easily scale across a variety of different compliance needs and programs. A recent addition to the KCM product is the Vendor Risk Management module, which allows our customers to centralize their vendor management process. This includes the onboarding of new vendors in a streamlined manner and tracking a vendor’s compliance with policies and procedures throughout the vendor lifecycle. Additionally, KCM dashboards have been specifically designed with automated reminders to equip users with the tool in the timely completion and tracking of compliance activities.

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Free Tools
As part of our go-to-market strategy, we offer a robust set of free tools that add value to our customers and help generate leads for our sales teams. Our free tools help users assess their security vulnerabilities and protect themselves against emerging security threats and challenges. Our strategy is to leverage the free tools as our lead generation engine to drive awareness, increase brand exposure and convert more users to long-term paying customers on our core products. Our free tools also provide important usage data and user feedback for our new product development. Oftentimes, we convert free tools into paid products after adding more functionalities. Our free tools offering include:
•Phishing Tools. We offer a set of phishing test tools that help organizations assess their vulnerability to various formats of phishing attacks and benchmark their security awareness levels against their peers. We also offer Phish Alert email add-in button which allows users to forward email threats to the security team for analysis in one click. We recently launched Second Chance, an anti-phishing tool that confirms with users before redirecting to URLs contained within emails, in the event a user clicked on a potentially unsafe or an unknown website.
•Security Awareness Training Tools. We offer tools that help IT teams create and deploy security awareness programs. Our Automated Security Awareness Program, or ASAP, tool provides detailed step-by-step guides that make it quick and easy for IT teams to quickly set up a fully mature, customized awareness training program
•Password Tools. We offer tools to evaluate password-related risks within organizations. Our tools can help identify weak password-related threats, check users’ browser-saved passwords against weak passwords, and identify whether passwords that might have been involved in a data breach are currently active within the organization’s network.
•Email Security Tools. We offer tools to assess email-related security threats including spear phishing, domain spoof or mail server malfunctions. Our Email Exposure Check Pro performs a deep web search through social media and thousands of breach databases to identify at-risk users within the organization. We recently launched Domain Doppelgänger, a tool that enables IT teams to identify look-alike domains and generate assessments to test employees’ ability to recognize potentially fraudulent domains.

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•Malware Tools. We offer tools to test an organization’s network against ransomware and cryptomining attacks. Our RanSim tool provides harmless simulations of real ransomware and cryptomining infection scenarios to test the organization’s existing network protection level. We also offer USB Security Test which allows IT teams to monitor employees’ behaviors related to unknown USB drives.
Customers
As of December 31, 2019 and 2020, we had 30,259 and 36,753 customers, respectively, and we reached total customers of        as of September 30, 2021. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract with us to access our platform. As security awareness is a fundamental need for all organizations, we represent virtually all industry verticals. We have experienced success in industries where cybersecurity is of particular importance, such as financial services, technology, professional services, healthcare and public sector. Additionally, we have received Federal Risk and Authorization Management Program, or FedRAMP, authorization to sell our platform to federal government agencies.
As of December 31, 2020 and September 30, 2021, our customer base represents 135 and        different jurisdictions, respectively. Additionally, our customer base is highly diversified, with no single direct customer accounting for more than 1% of annual revenue.
Competition
We operate within the broader cybersecurity market and we believe we are one of the only companies that is primarily focused on the human layer of cybersecurity. The security awareness market is largely a greenfield market. Certain larger enterprise providers, such as Proofpoint, Mimecast and Cofense, attempt to address the security awareness market through their own infrastructure-centric product offerings. These offerings are often tied to other products within their portfolio and do not focus on changing human behavior. While there are some smaller security awareness focused companies in the market, none have grown to a meaningful scale to be considered a material competitor.
We believe that we compete primarily on the following factors:
•our ability to provide an integrated platform for organizations to assess, monitor and mitigate the persistent threat of social engineering;
•the incorporation of artificial intelligence, machine learning, automation and integrations into our platform;
•the overall strength of our sales, marketing and channel relationships;
•our brand awareness and reputation within the market;
•the perceived value of our products relative to the subscription cost;
•the quality and breadth of our content offerings; and
•our ability to provide a seamless customer experience for both IT personnel and individual users of our platform within the organization.
Although certain of our competitors may enjoy greater resources and recognition and customer relationships outside of security awareness, we believe that we compete favorably within our market with respect to these factors. We believe we are well positioned as a leading provider focused on the human layer.
Sales and Marketing
Sales
We operate an inside sales model as well as a network of MSPs and channel partners, both domestically and internationally. Our inside sales representatives and partners are collectively responsible for our initial customer

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acquisition. Customers typically deploy our platform to their entire end user base upon initial subscription. We utilize our team of customer success managers to ensure onboarding to our platform and help drive adoption of additional features and products. Dedicated pricing specialists are tasked with negotiating customer renewals, along with upselling and cross-selling. Our cloud-based platform enables our inside sales team to seamlessly upgrade subscription tiers and activate additional products on behalf of customers. Additionally, we offer transparent and competitive pricing, which we believe translates into an efficient sales cycle.
Marketing
Our marketing strategy is highly focused on demand generation driving our opportunity pipeline. This strategy is intended to be applied broadly across all organization sizes and industries; however, some verticals like finance, healthcare and manufacturing have been exceptionally receptive. We offer over a dozen free tools that add value to our customers and help generate leads for our sales teams. Many of these tools integrate directly into our platform to provide additional layers of intelligence and risk data to our customers. These tools increase our sales velocity and are a testing ground for future paid products on our platform. Additionally, we run hundreds of webcasts annually, participate in cybersecurity industry events and utilize our product evangelist team to drive market awareness. We anticipate further building our marketing team and are investing in channel relationships to further penetrate up-market accounts.
Research and Development
Our research and development team is responsible for the design, development, testing and quality of our cloud-based platform. In addition to improving on our features and functionality, this team works to ensure that our platform is available, reliable and stable. We invest substantial resources in research and development to enhance our platform features and functionalities and develop new products designed to expand our presence in the security awareness market. We believe the timely development of new features and the enhancement of our existing platform is essential to maintaining our competitive position. Our research and development team works closely with our customer success team to collect user feedback to enhance our development process as we continually incorporate suggestions and feedback from our customers into our platform. We also believe our research and development teams’ focus on developing new products that address the continuously evolving risks of social engineering and security awareness will help us maintain our market leading position. We utilize an agile development process to deliver numerous releases, fixes and feature updates each year and capitalize qualifying costs of developing larger scale projects. Our research and development team is primarily based in Clearwater, Florida, and we maintain additional research and development capabilities in certain international jurisdictions who supplement our core team.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets and know-how, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.
As of September 30, 2021, we had 67 issued patents in the United States, 60 patent applications pending in the United States and 5 patent applications pending internationally. Our issued patents expire between February 2037 and September 2040, and 1 of our pending patent applications have been allowed. These patents and patent applications seek to protect our proprietary inventions relevant to our business. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our security platform and other products infringe their intellectual property rights. In particular, some companies in our industry

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have extensive patent portfolios. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. For additional information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”
Human Capital Resources
KnowBe4’s corporate culture is built on the goal of creating an environment where employees feel safe, where they feel they belong, where they work together as a team, and where everyone can rise to their full potential and deliver their top performance in a sane, fun work environment. We strive to reach this goal by placing a focus on training, developing strong teams and creating an organized efficient workplace. We focus on the continuous education of our entire employee base by providing opportunities for real-time learning. We strive to develop strong teams through our recruiting efforts which focus on attracting team-oriented, hardworking individuals. We also believe that retaining the appropriate number of employees who consistently contribute to the organization’s success in measurable ways is key to sustaining strong teams. We drive employee retention through our market-based compensation philosophy and the adoption of unique employee benefits, such as career coaching and health initiatives. We achieve workplace organization through the implementation of consistent policies and procedures that are widely communicated and reinforced regularly through training and executive leadership. In addition, our strong commitment to promoting diversity and inclusion has fostered a highly collaborative and motivated workforce. We intend to continue to evaluate our human capital resources in managing our business, including the measures we employ to maintain diversity in our workforce.
As of December 31, 2019 and 2020, and September 30, 2021, we had 840, 1,014 and        full-time employees, respectively, of which 114, 171 and       , respectively, were located outside the United States. We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We may be required to comply with the terms of these collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.
Facilities
Our corporate headquarters is located in the Tampa Bay, Florida area, where we currently lease approximately 130,317 square feet of space under lease agreements that expire between 2022 and 2026. We also maintain offices in multiple international locations, including Australia, Brazil, Germany, Japan, the Netherlands, Norway, Singapore, South Africa, the United Arab Emirates and the United Kingdom. We lease all of our facilities and do not own any real property. We expect to add facilities as we grow our employee base and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.
Legal Proceedings
From time to time, we may be subject to legal proceedings arising in the ordinary course of business. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position, or brand.

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MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information concerning our current executive officers and directors as of September 30, 2021:

Name	Age	Position(s)
Executive Officers:
Stu Sjouwerman	65	Chief Executive Officer & Director
Krish Venkataraman	45	Co-President & Chief Financial Officer
Lars Letonoff	58	Co-President & Chief Revenue Officer

Non-Employee Directors:
Jeremiah Daly(1)(2)	40	Director
Joseph DiSabato	54	Director
Kevin Klausmeyer(3)	63	Director
Stephen Shanley(1)(3)	35	Director
Gerhard Watzinger(1)(2)(3)	61	Director
Kara Wilson(1)(2)	51	Director
________________
(1)Member of the nominating and governance committee.
(2)Member of the compensation committee.
(3)Member of the audit committee.
Executive Officers
Stu Sjouwerman founded our company in August 2010 and serves as our Chief Executive Officer and as a member of our board of directors since inception. In addition, Mr. Sjouwerman is Editor-in-Chief of Cyberheist News, an ezine tailored to deliver IT security news, technical updates and social engineering alerts. A serial entrepreneur and data security expert, Mr. Sjouwerman has more than 30 years of experience in the IT industry, is a five-time Inc. 500 award winner and the author of four books including “Cyberheist: The Biggest Financial Threat Facing American Businesses.” Mr. Sjouwerman attended Universiteit van Amsterdam where he studied Educational Sciences. We believe Mr. Sjouwerman is qualified to serve as a member of our board of directors due to the experience and operational insight he brings as our Chief Executive Officer and founder, and due to his extensive experience building and growing companies in the IT industry.
Krish Venkataraman is our Co-President and Chief Financial Officer since he joined KnowBe4 in September 2018. Prior to joining our company, Mr. Venkataraman was Chief Financial Officer of Dealogic, a global fintech company that serves financial firms, from March 2016 to September 2018, where he led the company through a successful and strategic sale. Prior to that, Mr. Venkataraman acted as Chief Financial Officer and Chief Operating Officer of Syncsort, a global software company specializing in Big Iron to Big Data software, from March 2014 to February 2016, where he also led the successful sale of that company. Mr. Venkataraman’s earlier roles include serving as Chief Financial Officer for information technology for NYSE Euronext, where he helped in the sale process to Intercontinental Exchange; as Chief Administrative Officer for U.S. equities for Lehman Brothers; and as a strategist for both American Express and Deloitte Consulting. Mr. Venkataraman’s education includes a B.S. from Carnegie Mellon University and an M.B.A. from Cornell University – Johnson School of Management.
Lars Letonoff is our Co-President and Chief Revenue Officer, and previously served as VP Sales. Mr. Letonoff joined our company in August 2011, early in the organization’s initial start-up phase and has developed our sales processes and sales team throughout the company’s many phases of growth. He is responsible for all areas of global sales, including direct sales, channel sales, customer success, business development and strategic accounts.

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Mr. Letonoff has a B.B.A. in Finance from University of South Florida – College of Business Administration and an M.B.A. from University of Tampa.
Non-Employee Directors
Jeremiah Daly has served as a member of our board of directors since January 2016. Mr. Daly is a co-founder and General Partner of Elephant, a venture capital firm, where he has served since May 2015. Prior to co-founding Elephant, Mr. Daly was an investor at Accel, Highland Capital Partners and Summit Partners. Mr. Daly holds an A.B. in Government from Dartmouth College. We believe Mr. Daly is qualified to serve on our board of directors because of his extensive experience working with the management teams of, and investing in, a number of privately and publicly held companies.
Joseph DiSabato has served as a member of our board of directors since October 2019. Mr. DiSabato worked for Goldman Sachs from 1988 to 1991, rejoined Goldman Sachs in 1994 and has served as managing director in its Merchant Banking Division since 2000. Within the last five years, Mr. DiSabato served on the board of directors of Benefitfocus, Inc., a benefits technology platform, and currently serves on the board of Endurance International, a global SMB web presence business. Mr. DiSabato holds an M.B.A. from UCLA Anderson School of Management and an undergraduate degree from Massachusetts Institute of Technology. We believe Mr. DiSabato is qualified to serve on our board of directors due to his extensive knowledge of financial and accounting matters and his familiarity with our company.
Kevin Klausmeyer has served as a member of our board of directors since August 2020. In addition, Mr. Klausmeyer is currently on the board of directors of two public companies, Cloudera, Inc., a provider of a multi-cloud and on-premise enterprise data platform, and Jamf, the leader in Apple enterprise management software, wherein he chairs their audit committees. In addition, he is currently on the board of directors of Ivalua Inc., a procurement software company, is a supervisory board member of Kaseya Limited, an IT management software company, and a consultant and chair of the audit committee of Gympass, a corporate fitness platform. Mr. Klausmeyer also previously served on the Hortonworks board from August 2014 until it merged with Cloudera, Inc., in January 2019. Mr. Klausmeyer served on the board of directors of Callidus Software Inc., a provider of SaaS sales and marketing automation solutions, from April 2013 until its acquisition by SAP SE in April 2018. From April 2013 to October 2013, Mr. Klausmeyer served on the board of directors of Sourcefire, Inc., a provider of intrusion detection security solutions (acquired by Cisco Systems, Inc.). From July 2003 to September 2012, Mr. Klausmeyer served on the board of directors of Quest Software, Inc., a software company that was ultimately acquired by Dell Inc. From July 2006 to February 2011, Mr. Klausmeyer served as the Chief Financial Officer of The Planet, Inc., a pioneer in the infrastructure‑as‑a‑service market, which was acquired by SoftLayer Technologies (a company later acquired by IBM as the core of its cloud platform). Mr. Klausmeyer began his career in public accounting, with Arthur Andersen, and subsequently held senior financial positions at several software companies, including BMC Software and PentaSafe Security Technologies. Mr. Klausmeyer holds a B.B.A. in Accounting from the University of Texas. We believe Mr. Klausmeyer’s experience on other public technology companies’ boards and his executive leadership roles at technology companies make him a valuable member of our board of directors.
Stephen Shanley has served as a member of our board of directors since March 2019. Mr. Shanley is a Managing Director at Kohlberg Kravis Roberts & Co. Partners LLP and Kohlberg Kravis Roberts & Co. (International) Partners LLP or, together with its affiliates, KKR, a leading global investment firm, and is head of KKR’s Technology Growth Equity business in Europe. Mr. Shanley is serving or has served on the board of directors of several technology companies including Feedzai - Consultadoria e Inovação Tecnológica, S.A., ReliaQuest, LLC, Zwift Inc., OutSystems Holdings S.A., Darktrace Limited, iValua S.A.S., GetYourGuide AG and Clicktale (UK) Limited. Prior to joining KKR, Mr. Shanley was an investor with Technology Crossover Ventures, a technology focused growth equity firm. Prior to that, Mr. Shanley was with the TMT investment banking group of Needham & Company, LLC and started his career in the transaction services group of KPMG US LLP. Mr. Shanley holds a B.S. and a B.Sc. from Santa Clara University. We believe that Mr. Shanley is qualified to serve on our board of directors because of his extensive business and investment experience, particularly in the technology industry.
Gerhard Watzinger has served as a member of our board of directors since October 2019. Mr. Watzinger has served as chairman of CrowdStrike Holdings, Inc.’s board of directors since April 2012. In addition, Mr. Watzinger

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served as the Executive Vice President for Corporate Strategy and Mergers & Acquisitions of the McAfee business unit of Intel Corporation, or Intel, a designer and manufacturer of advanced integrated digital technology platforms, until his resignation in March 2012. Mr. Watzinger joined Intel in February 2011 upon Intel’s acquisition of McAfee. Mr. Watzinger joined McAfee in November 2007 upon McAfee’s acquisition of SafeBoot Corp., a global leader in data protection software, where he served as Chief Executive Officer from February 2004 to November 2007. From 2003 to 2004, Mr. Watzinger was the Chief Executive Officer of Mascot Systems, a subsidiary of iGATE focused on offshore IT operations. He currently also serves on the board of directors of Mastech Digital, Inc., a digital transformation and information technology services company, and Absolute Software, a persistent software company. He previously served as chairman of the board of directors of TeleSign Corporation. Mr. Watzinger holds an advanced degree in Computer Science from the Munich University of Applied Sciences. We believe Mr. Watzinger’s expertise within the IT industry, as well as his experience as an executive officer of three IT companies qualifies him to serve on our board of directors.
Kara Wilson has served as a member of our board of directors since January 2020. Ms. Wilson has served as a Senior Advisor to KKR since October 2019. In addition, she currently serves on the board of directors for Corel Corporation, a company with a wide portfolio of software solutions that deliver best-in-class capabilities to knowledge workers worldwide, and PayChex, Inc., a payroll services company, OneStream Software LLC, a provider of corporate performance management solutions, Calabrio, Inc., a provider of customer engagement and analytics software and Outsystems Holdings S.A., an enterprise software company. She was formerly Chief Marketing Officer at Rubrik, Inc., a cloud data management company, a role she held from June 2017 until May 2019. She has over 20 years of experience in driving go-to-market strategies for large, medium and hyper-growth start-ups. She has held marketing leadership roles with Cisco Systems, Inc., SuccessFactors, Inc. (as later acquired by SAP SE), PeopleSoft, Inc. (as later acquired by Oracle Corporation), Okta, Inc. and FireEye, Inc. Prior to Rubrik, Ms. Wilson worked for the cybersecurity company FireEye where she served as Chief Marketing Officer from August 2013 to June 2017 and Executive Vice President from October 2016 to June 2017, during which time she helped launch FireEye’s initial public offering and was responsible for the company’s global marketing initiatives including corporate, product and technical marketing, global communications and field enablement. Ms. Wilson holds a B.A. from the University of California, Berkeley. We believe Ms. Wilson is qualified to serve as a director due to her extensive experience in the technology industry and believe we will be able to leverage her marketing experience to help our company effectively differentiate itself in a highly competitive and constantly evolving industry.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition
Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors.
Our board of directors currently consists of seven members. Joseph DiSabato and Stephen Shanley are Class I directors and will serve until our annual meeting of stockholders in 2022. Jeremiah Daly and Kara Wilson are Class II directors and will serve until our annual meeting of stockholders in 2023. Kevin Klausmeyer, Gerhard Watzinger and Stu Sjouwerman are Class III directors and will serve until our annual meeting of stockholders in 2024.
Director Independence
Our Class A common stock is listed on Nasdaq under the symbol “KNBE.” Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after completion of a company’s initial public offering. In addition, the rules of Nasdaq require that, subject to

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specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that each of Jeremiah Daly, Joseph DiSabato, Kevin Klausmeyer, Stephen Shanley, Gerhard Watzinger and Kara Wilson does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Board of Directors Leadership Structure
Mr. Sjouwerman serves as the chairman of our board of directors and as our Chief Executive Officer. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and chairman of the board of directors, as our board of directors believes it is in our best interest to make that determination based on our position and direction and the membership of the board of directors. Our board of directors has determined that having Mr. Sjouwerman serve as chairman is in the best interest of our stockholders at this time because the detailed knowledge of our day-to-day operations and business that Mr. Sjouwerman possesses greatly enhances the decision-making processes of our board of directors as a whole. We have a governance structure in place, including independent directors, designed to ensure the powers and duties of the dual role are handled responsibly. We do not have a lead independent director.
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements.
Board Committees
Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.
Audit Committee
Our audit committee consists of Kevin Klausmeyer, Stephen Shanley and Gerhard Watzinger with Mr. Klausmeyer serving as chairman. We believe that our audit committee members meet the requirements for

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financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the Nasdaq listing standards and SEC rules and regulations. In addition, the board of directors has determined that Messrs. Klausmeyer and Watzinger are qualified as audit committee financial experts within the meaning of SEC regulations. We have made this determination based on information received by our board of directors, including questionnaires provided by the members of our audit committee. Our audit committee is responsible for, among other things:
•appointing and overseeing an independent auditor, and approving audit and non-audit services;
•evaluating the independence and qualifications of the independent auditor at least annually;
•reviewing our annual audited financial statements and quarterly financial statements;
•reviewing the responsibilities, functions, qualifications and performance of our internal audit function, including internal audit’s charter, plans, budget, objectivity and the scope and results of internal audits;
•approving the hiring, promotion, demotion or termination of the person in charge of our internal or outsourced internal audit function;
•reviewing the results of the internal audit program, including significant issues in internal audit reports and responses by management;
•reviewing the hiring of employees or former employees of our independent auditor;
•reviewing, approving and monitoring related party transactions involving directors or executive officers and reviewing and monitoring conflicts of interest situations involving such individuals where appropriate;
•periodically, meeting separately with (a) management, (b) once we have established an internal audit function, our internal auditors (or other personnel responsible for the design and implementation of the internal audit function) and (c) our independent auditors (with and without management present), in each case to discuss any matters that the audit committee or the others believe should be discussed privately;
•addressing complaints received by us regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•reviewing with our management and/or General Counsel, on at least an annual basis: (i) our legal, regulatory and ethical compliance programs and (ii) any legal matters that could have a significant impact on our financial statements, our compliance with laws and regulations and any material inquiries received from regulators or governmental agencies;
•reporting regularly to our board of directors about issues including, but not limited to, any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the independent auditors and, when the internal audit function is established, the performance of the internal audit function;
•reviewing at least annually the adequacy of the audit committee’s charter and recommend any proposed changes to our board of directors for approval; and
•conducting and presenting to our board of directors an annual self-performance evaluation of the audit committee.
Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

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Compensation Committee
Our compensation committee consists of Jeremiah Daly, Gerhard Watzinger and Kara Wilson with Mr. Watzinger serving as chairman. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, the Nasdaq listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee is responsible for, among other things:
•establishing, and periodically reviewing, a general, compensation strategy for our organization, and overseeing the development and implementation of our compensation plans to ensure that these plans are consistent with this general compensation strategy;
•administering all of our equity-based plans and such other plans as shall be designated from time to time by our board of directors;
•reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;
•reviewing and recommending to our board of directors the form and amount of compensation (including perquisites and other benefits), and any additional compensation to be paid, for service on our board of directors and committees of our board of directors and for service as a chairperson of a committee at least annually;
•overseeing regulatory compliance with respect to compensation matters affecting our organization;
•retaining or obtaining the advice of compensation consultants, independent legal counsel and other advisers;
•conducting and presenting to our board of directors an annual self-performance evaluation of the compensation committee; and
•reviewing at least annually the adequacy of the compensation committee’s charter and recommending any proposed changes to our board of directors for approval.
Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.
Nominating and Governance Committee
Our nominating and governance committee consists of Jeremiah Daly, Stephen Shanley, Gerhard Watzinger and Kara Wilson with Ms. Wilson serving as chairman. We believe that the composition of our nominating and governance committee meets the requirements for independence under, and the functioning of our nominating and governance committee complies with, any applicable requirements of the Sarbanes-Oxley Act, the Nasdaq listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our nominating and governance committee is responsible for, among other things:
•making recommendations to our board of directors regarding the size and structure of our board of directors, the composition of our board of directors, the criteria for membership and the process for filling vacancies on our board of directors;
•identifying individuals qualified to become members of our board of directors (taking into consideration, if applicable, the criteria for board of directors’ membership) and recommending to our board of directors’ nominees to fill vacancies and newly created directorships on our board of directors and the nominees to stand for election as directors;

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•reviewing the duties and composition of committees of our board of directors;
•reviewing and recommending to our board of directors the Corporate Governance Principles of our board of directors and any proposed changes to such Principles;
•conducting and presenting to our board of directors an annual self-performance evaluation of the nominating and governance committee;
•overseeing the evaluation of our board of directors, its committees and management and report such evaluation to our board of directors; and
•reviewing at least annually the adequacy of the nominating and governance committee’s charter and recommending any proposed changes to our board of directors for approval.
Our nominating and governance committee operates under a written charter that satisfies the applicable listing requirements and rules of Nasdaq.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics, which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities and confidentiality requirements. Our code of business conduct and ethics is available on our website at www.knowbe4.com. Information contained on our website is not part of this prospectus or the registration statement of which it forms a part and is not incorporated by reference in this prospectus or the registration statement of which it forms a part. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.
Compensation Committee Interlocks and Insider Participation
During 2020, Jeremiah Daly, Gerhard Watzinger and Kara Wilson served as members of our compensation committee. None of the members of our compensation committee is a current or former executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.
Non-Employee Director Compensation
The following table sets forth certain information concerning cash and non-cash compensation earned by the non-employee members of our board of directors in 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Jeremiah Daly	$—	$—	$—
Joseph DiSabato	—	—	—
Alex Eckelberry(2)	—	—	—
Kevin Klausmeyer(3) (4)	12,309	1,390,479	1,402,788
Kevin Mitnick(5)	310,165	—	310,165
Stephen Shanley	—	—	—
Gerhard Watzinger(3) (4)	30,000	—	30,000
Kara Wilson(3) (4)	30,000	1,261,044	1,291,044
________________
(1)Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or FASB ASC Topic 718. Assumptions used in the calculation of these award amounts are included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

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(2)Mr. Eckelberry resigned from our board of directors on August 3, 2020.
(3)Pursuant to the offer letters entered into between the Company and each of Kevin Klausmeyer, Gerhard Watzinger and Kara Wilson, in consideration for their services as non-employee directors, each is entitled to an annual cash fee of $30,000. Mr. Klausmeyer joined our board of directors in August 2020, and his annual cash fee reflects his partial year service.
(4)Pursuant to the offer letters, each of Kevin Klausmeyer, Gerhard Watzinger and Kara Wilson was granted a non-qualified stock option award to purchase 17,149 shares of common stock in connection with the commencement of their service on our board of directors, in 2020 in the case of Mr. Klausmeyer and Ms. Wilson, and in 2019 in the case of Mr. Watzinger. These stock option awards were outstanding in full as of December 31, 2020. 25% of the shares subject to each option vested on August 31, 2021 in the case of Mr. Klausmeyer, October 1, 2020 in the case of Mr. Watzinger, and January 1, 2021 in the case of Ms. Wilson, and, in each case, the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(5)Mr. Mitnick resigned from our board of directors on March 19, 2021.
Non-Employee Director Compensation Program
We have a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards, or the Director Compensation Policy. The Director Compensation Policy provides for the compensation of our non-employee directors for their service as director. The cash and equity components of our compensation policy for non-employee directors are set forth below:

Position	Annual Cash Retainer
Base Director Fee	$30,000
Additional Chairperson Fee
Chair of the Board	$20,000
Chair of the Audit Committee	$20,000
Chair of the Compensation Committee	$10,000
Chair of the Nominating and Corporate Governance Committee	$7,500
Additional Committee Member Fee (excluding chairpersons)
Audit Committee	$10,000
Compensation Committee	$5,000
Nominating and Corporate Governance Committee	$4,000
Under our Director Compensation Policy, each non-employee director upon first becoming a non-employee director after our IPO automatically receives an initial award of restricted stock units having a value of $360,000. The initial restricted stock unit award will vest annually over three years, subject to continued service through the vesting date. If a non-employee director first became a non-employee director at a time other than at an annual meeting, then the director will receive a pro-rata portion of the annual award described below, which will vest at the next following annual meeting of stockholders, subject to continued service through the vesting date. Additionally, each non-employee director automatically receives an annual restricted stock unit award having a value of $180,000, effective on the date of each annual meeting of stockholders. The annual restricted stock unit award will vest on the earlier of one year following the grant date or the next annual meeting of stockholders, subject to continued service through the vesting date. All awards under the Director Compensation Policy accelerate and vest upon a change in control.

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EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth summary information concerning compensation for the following persons: (i) all persons serving as our principal executive officer during 2020 and (ii) the two most highly compensated of our other executive officers who received compensation during 2020 of at least $100,000 and who were executive officers on December 31, 2020. We refer to these persons as our “named executive officers” elsewhere in this prospectus. The following table includes all compensation earned by the named executive officers for the respective periods, regardless of whether such amounts were actually paid during the period.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Plan Earnings ($)	All Other Compensation ($)		Total ($)
Stu Sjouwerman
Chief Executive Officer & Director	2020	409,503	399,700	—	—	—	22,730	(3)	831,933
Krish Venkataraman
Co-President & Chief Financial Officer	2020	526,212	510,744	1,614,736	—	—	80,852	(4)	2,732,544
Lars Letonoff
Co-President & Chief Revenue Officer	2020	404,913	394,220	939,551	—	—	19,500	(5)	1,758,184
________________
(1)Amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 12 to our consolidated financial statements included elsewhere in this prospectus.
(2)Amounts represent annual performance incentive payments awarded by our board of directors, as further described in the narrative disclosure below.
(3)Amount represents $22,730 for car payments.
(4)Amount represents (i) $38,202 for housing and utility payments, (ii) $208 for 401(k) match payments, (iii) $7,179 for car payments, and (iv) $35,263 for gross-up payments related to housing and utility payments.
(5)Amount represents $19,500 for 401(k) contribution matching payments.
Outstanding Equity Awards at December 31, 2020
The following table shows outstanding equity awards held by the named executive officers as of December 31, 2020.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable
Krish Venkataraman	347,320	306,480	$1.02	4/5/2028(1)
	84,680	169,360	$3.42	8/28/2029(2)
	—	348,360	$4.97	2/26/2030(3)
	—	254,040	$5.60	6/1/2030(4)
	—	94,440	$5.85	10/27/2030(5)
Lars Letonoff	402,440	55,640	$0.67	5/1/2027(6)
	326,440	97,040	$1.30	11/3/2027(7)
	—	348,360	$4.97	2/26/2030(3)
	—	94,440	$5.85	10/27/2030(5)

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________________
(1)25% of the shares subject to the option vested on April 5, 2019, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(2)25% of the shares subject to the option vested on August 28, 2020, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(3)25% of the shares subject to the option vested on February 26, 2021, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(4)25% of the shares subject to the option vested on June 1, 2021, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(5)25% of the shares subject to the option vested on October 27, 2021, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(6)25% of the shares subject to the option vested on May 1, 2018, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
(7)25% of the shares subject to the option vested on November 3, 2018, with the remaining number of shares subject to the option award vesting in equal monthly installments over the ensuing thirty-six (36) months.
Executive Employment Agreements
Stu Sjouwerman
We entered into a first amended and restated executive employment agreement with Mr. Sjouwerman dated February 26, 2020. Mr. Sjouwerman’s employment agreement has no specific term and provides that Mr. Sjouwerman is an at-will employee. Mr. Sjouwerman’s current annual base salary is $500,000, which may be adjusted upward but not downward, and he is eligible for an annual performance-based cash bonus targeted at 100% of his base salary.
In connection with our IPO, our board of directors approved an award to Mr. Sjouwerman of restricted RSUs covering 375,000 shares of our Class A common stock, two-thirds of which will vest solely based on time over a period of three years, and one-third of which will vest based on performance-based conditions.
If Mr. Sjouwerman is terminated by us without cause (as defined in his agreement) or by him for good reason (as defined in his agreement), he will be entitled to the following severance benefits, payable in cash, less applicable withholdings, in the form of equal payroll installment payments:
•12 months of base salary (as in effect at the time of termination of employment);
•any earned but unpaid annual bonus;
•a pro-rated portion of the target bonus amount; and
•the aggregate payments made by us towards the executive’s medical and dental benefits during the 365-day period immediately prior to his termination of employment.
The severance benefits are conditioned on Mr. Sjouwerman executing and not revoking a general release of claims in favor of us. Mr. Sjouwerman is subject to certain non-compete and non-solicit obligations for a period of 24 months following the date of his termination of employment.
If any of the payments or benefits provided for under an agreement with Mr. Sjouwerman or otherwise payable to him would constitute “excess parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, he will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. We are not required to provide any tax gross-up payments to Mr. Sjouwerman.
Krish Venkataraman
We entered into a first amended and restated executive employment agreement with Mr. Venkataraman dated February 26, 2020. Mr. Venkataraman’s employment agreement has no specific term and provides that Mr.

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Venkataraman is an at-will employee. Mr. Venkataraman’s current annual base salary is $550,000, which may be adjusted upward but not downward, and he is eligible for an annual performance-based cash bonus targeted at 100% of his base salary and additional bonuses in the discretion of our board of directors. Additionally, in accordance with his employment agreement, Mr. Venkataraman receives reimbursement for travel between his home and the Company’s headquarters and for lodging while working out of the Company’s headquarters.
In connection with our IPO, our board of directors approved an award to Mr. Venkataraman of RSUs covering 206,250 shares of our Class A common stock, two-thirds of which will vest solely based on time over a period of three years, and one-third of which will vest based on performance-based conditions. In addition, pursuant to an addendum to his employment agreement, our board of directors approved an award to Mr. Venkataraman of RSUs covering 625,000 shares of our Class A common stock, which RSUs were fully-vested upon grant.
If Mr. Venkataraman is terminated by us without cause (as defined in his agreement) or by him for good reason (as defined in his agreement), he will be entitled to following severance benefits, payable in cash, less applicable withholdings, in the form of equal payroll installment payments:
•12 months of base salary (as in effect at the time of termination of employment);
•any earned but unpaid annual bonus;
•a pro-rated portion of the target bonus amount; and
•the aggregate payments made by us towards the executive’s medical and dental benefits during the 365-day period immediately prior to his termination of employment.
•The severance benefits are conditioned on Mr. Venkataraman executing and not revoking a general release of claims in favor of us. Mr. Venkataraman is subject to certain non-compete and non-solicit obligations for a period of 12 months following the date of his termination of employment.
Upon a “change of control” (as defined in the 2016 Plan) or the closing of an underwritten initial public offering of our common stock, whichever occurs first, all unvested stock options held by Mr. Venkataraman will become immediately vested.
If any of the payments or benefits provided for under an agreement with Mr. Venkataraman or otherwise payable to him would constitute “excess parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, he will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. We are not required to provide any tax gross-up payments to Mr. Venkataraman.
Lars Letonoff
We entered into an executive employment agreement with Mr. Letonoff dated February 26, 2020. Mr. Letonoff’s employment agreement has no specific term and provides that Mr. Letonoff is an at-will employee. Mr. Letonoff’s current annual base salary is $500,000, which may be adjusted upward but not downward, and he is eligible for an annual performance-based cash bonus targeted at 100% of his base salary and additional bonuses in the discretion of our board of directors. Under the terms of his executive employment agreement, Mr. Letonoff is also eligible for any commissions payable with respect to sales that were recorded by us on or prior to December 31, 2019.
In connection with our IPO, our board of directors approved an award to Mr. Letonoff of RSUs covering 150,000 shares of our Class A common stock, two-thirds of which will vest solely based on time over a period of three years, and one-third of which will vest based on performance-based conditions. In addition, pursuant to an addendum to his employment agreement, our board of directors has approved an award to Mr. Letonoff of RSUs covering 312,500 shares of our Class A common stock, which RSUs were fully-vested upon our grant.

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If Mr. Letonoff is terminated by us without cause (as defined in his agreement) or by him for good reason (as defined in his agreement), he will be entitled to following severance benefits, payable in cash, less applicable withholdings, in the form of equal payroll installment payments:
•12 months of base salary (as in effect at the time of termination of employment);
•any earned but unpaid annual bonus;
•a pro-rated portion of the target bonus amount; and
•the aggregate payments made by us towards the executive’s medical and dental benefits during the 365-day period immediately prior to his termination of employment.
The severance benefits are conditioned on Mr. Letonoff executing and not revoking a general release of claims in favor of us. Mr. Letonoff is subject to certain non-compete and non-solicit obligations for a period of 24 months following the date of his termination of employment.
Upon a “change of control” (as defined in the 2016 Plan) or the closing of an underwritten initial public offering of our common stock, whichever occurs first, all unvested stock options held by Mr. Letonoff will become immediately vested.
If any of the payments or benefits provided for under an agreement with Mr. Letonoff or otherwise payable to him would constitute “excess parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, he will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. We are not required to provide any tax gross-up payments to Mr. Letonoff.
Non-Equity Incentive Plan Compensation
Each of our executive officers is eligible for an annual bonus under our non-equity incentive plan and has an established target bonus amount as set forth in the section titled “Executive Compensation—Employment Arrangements with Our Named Executive Officers.” For 2020, our board determined each eligible executive officer’s actual bonus based upon an assessment of achievement of corporate goals, which included certain revenue-based metrics.
Employee Incentive Compensation Plan
We adopted an Executive Incentive Compensation Plan, or the Incentive Compensation Plan. Our Incentive Compensation Plan allows our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Incentive Compensation Plan, our compensation committee, in its sole discretion, establishes a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.
Benefit and Stock Plans
2021 Equity Incentive Plan
In April 2021, in connection with our IPO, our board of directors adopted, and our stockholders approved, our 2021 Plan. Our 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future subsidiary corporations’ employees and consultants.

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Authorized Shares. A total of 18,400,000 shares of our Class A common stock are reserved for issuance pursuant to our 2021 Plan, in addition to a number of shares of our Class A common stock equal to the number of shares of Class B common stock subject to awards granted under our 2016 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this sentence is 14,219,800 shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of:
•18,400,000 shares;
•5% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or
•such other amount as our board of directors may determine.
If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan will not be returned to the 2021 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.
Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors will initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.
Stock Options. Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of options.
Stock Appreciation Rights. Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.
Restricted Stock. Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. Restricted stock units may be granted under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.
Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2021 Plan provides that in any given fiscal year, an outside director will not be granted equity awards (including any awards issued under the 2021 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) or any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceeds $750,000.
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.
If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.
Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.
Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant. Our 2021 Plan continues for a term of ten years from date of adoption by our board of directors unless we terminate it earlier.
2016 Equity Incentive Plan
Our 2016 Equity Incentive Plan, or 2016 Plan, was originally adopted by our board of directors and approved by our stockholders in January 2016. Most recently, our board of directors and stockholders approved an amendment in April 2021 to clarify that, following the filing and effectiveness of our amended and restated certificate of incorporation, awards outstanding under our 2016 Plan cover shares of our Class B common stock.
Our 2016 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, performance shares, restricted shares and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to designated officers and employees of ours or our affiliates, or an individual that we or an affiliate has engaged to become an officer or employee, or a consultant or advisor who provides services to us or our affiliate, including a non-employee director of our board of directors. Our 2016 Plan was terminated in connection with our IPO in April 2021. However, our 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2016 Plan.
As of September 30, 2021, there were outstanding options to purchase an aggregate of        shares of our Class B common stock with a weighted-average exercise price of        per share, under our 2016 Plan.
Authorized Shares. An aggregate of 943,200 shares of our Class B common stock have been authorized for issuance under the 2016 Plan. Each of these shares of Class B common stock may be issued as an incentive stock option. The shares of Class B common stock offered under the 2016 Plan may be authorized but unissued shares of our Class B common stock or treasury shares. If an award lapses, expires, terminates or is cancelled without the issuance of shares or payment of cash under the award, then the shares of Class B common stock subject to or reserved for in respect of such award, or the shares to which such award relates, may again be used for new awards, including the issuance of incentive stock options, under the 2016 Plan. In the event that shares of our Class B common stock previously issued under the 2016 Plan are reacquired by us, or if shares that otherwise would have been issuable under the 2016 Plan are withheld in payment of the purchase price, exercise price, or withholding taxes with respect to an award granted under the 2016 Plan, such shares are added to the share reserve under the 2021 Plan, subject to the limits set forth therein.
Plan Administration. Our board of directors or our compensation committee may serve as the administrator of our 2016 Plan. The administrator has full authority to administer the 2016 Plan, including the authority to (i) interpret the provisions of the 2016 Plan, (ii) prescribe, amend and rescind rules and regulations relating to the 2016 Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any award or agreement covering an award in the manner and to the extent it deems desirable to carry the 2016 Plan into effect, and (iv) make all other determinations necessary or advisable for the administration of the 2016 Plan. All actions or determinations of the administrator are made in its sole discretion and will be final and binding on any person with an interest therein. To the extent applicable law permits, our board of directors may delegate to another committee of our board of directors or to one or more of our officers, or our compensation committee may delegate to a sub-committee, any or all of the authority and responsibility of the administrator.
Subject to the terms of the 2016 Plan, the administrator has full power and authority to: (a) designate from time to time the participants to receive awards under the 2016 Plan; (b) determine the type or types of awards to be granted to each participant; (c) determine the number of shares with respect to which an award relates; and (d) determine any terms and conditions of any award. Awards may be granted either alone or in addition to, in tandem with, or in substitution for any other award (or any other award granted under another plan of ours or any affiliate).

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Stock Options. Stock options may be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan may not be less than the fair market value of a share of our Class B common stock on the date of grant, provided that an incentive stock option granted to an employee who owns (directly or indirectly) more than 10% of the total combined voting power of all classes of stock of ours or of any of our subsidiaries, or a 10% Holder, must have an exercise price that is at least 110% of the fair market value of a share of our Class B common stock on the date of grant. The term of an option may not exceed ten years, except that an incentive stock option granted to a 10% Holder must terminate no later than the 5th anniversary of the date of grant. The administrator will determine the methods of payment of the exercise price of an option. After the termination of service, an option will remain exercisable for the period of time stated in the option agreement. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options.
Restricted Shares and Restricted Stock Units. Restricted shares and restricted stock units may be granted under our 2016 Plan. Restricted shares are shares of our Class B common stock that vest in accordance with terms and conditions established by the administrator. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class B common stock. The administrator will determine all terms and conditions of each award of restricted shares or restricted stock units.
Non-Transferability of Awards. Awards granted under the 2016 Plan are not transferable other than by will or the laws of descent and distribution, or to a revocable trust, or as permitted by Rule 701 of the Securities Act of 1933, as amended. No stock option is transferable by the participant otherwise than by will or by the laws of descent and distribution and all stock options shall be exercisable, during the participant’s lifetime, only by the participant, or by the participant’s legal representative or guardian in the event of the participant’s incapacity. Notwithstanding the foregoing, the administrator, in its sole discretion, may provide in the award agreement regarding a given stock option that the participant may transfer, without consideration for the transfer, his or her nonstatutory stock options to members of his or her immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with us to be bound by all of the terms and conditions of the 2016 Plan and the applicable option.
Certain Adjustments. In the event of certain changes in our capitalization, then the administrator will, in such manner as it may deem equitable, adjust any or all of: (i) the number and type of shares subject to the 2016 Plan (including the number and type of shares that may be issued pursuant to incentive stock options), (ii) the number and type of shares subject to outstanding awards, (iii) the grant, purchase, or exercise price with respect to any award, and (iv) the performance goals established under any award.
Merger or Change in Control. Upon a change of control, the administrator may, in its discretion, determine that any or all outstanding awards held by participants who are then in our employ or service will vest or be deemed to have been earned in full (assuming the maximum performance goals provided under such award were met, if applicable), and assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the change of control, or cancelled as of the date of the change of control in exchange for a payment in cash and/or shares determined in accordance with the 2016 Plan.
Amendment; Termination. Subject to the terms of the 2016 Plan, the administrator may amend, alter, suspend, discontinue or terminate the 2016 Plan at any time. As noted above, we terminated the 2016 Plan in connection with our IPO, and thus will not grant any additional awards under the 2016 Plan.
2021 Employee Stock Purchase Plan
In April 2021, in connection with our IPO, our board of directors adopted, and our stockholders approved, our 2021 Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Authorized Shares. A total of 3,350,000 shares of our Class A common stock are available for sale under our ESPP, in addition to an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of:
•3,350,000 shares;
•1% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; and
•such other amount as the administrator may determine.
Shares issuable under the ESPP are authorized, but unissued, or reacquired shares of our Class A common stock.
Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers our ESPP and has full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the maximum extent permitted by law.
Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service since his or her last hire date (or a lesser period of time determined by the administrator), (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(v) of the Code or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:
•immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any parent’s or subsidiary’s) capital stock; or
•hold rights to purchase shares of our Class A common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our Class A common stock for each calendar year.
Offering Periods. The ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code, or the Section 423 Component, and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Our ESPP designates the dates that offering periods begin and the length of such offering periods and permits the administrator to change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than 27 months.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Contributions. Our ESPP permits participants to purchase shares of our Class A common stock through payroll deductions of up to 15% of their ESPP eligible compensation. A participant may purchase a maximum of 5,000 shares of our Class A common stock during a purchase period.
Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our Class A common stock at the end of each purchase period. The purchase price of the shares is 85% of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and are paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant is not permitted to transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Certain Adjustments. Our ESPP provides that if any dividend or other distribution (whether in the form of cash, our Class A common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our Class A common stock or other securities of ours, or other change in our corporate structure affecting our Class A common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.
Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP will automatically terminate 20 years after the later of the date of the ESPP’s adoption by our board of directors or the business day immediately prior to the effective date of our registration statement of which this prospectus forms a part, unless we terminate it earlier.
401(k) Plan
We maintain a tax-qualified retirement savings plan, or the 401(k) plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. Participants in our 401(k) plan are able to defer up to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant,
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any affiliate or immediate family member of, or person sharing a household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Share Repurchases and Equity Financings
Share Repurchase
In November 2020, we repurchased 731,760 shares of our common stock, or the Repurchased Shares, from a former employee at a purchase price of $5.84 per share, or the Repurchase Price, for an aggregate purchase price of approximately $4.3 million. Pursuant to the amended and restated right of first refusal and co-sale agreement (as described below), holders of our preferred stock have the right to purchase, on a pro rata basis, a number of newly-issued shares of our common stock equal to the number of Repurchased Shares at a price per share equal to the Repurchase Price. Subsequently, in December 2020, we issued and sold an aggregate of 731,760 shares of our common stock to certain holders of our preferred stock at a purchase price of $5.84 per share, for an aggregate purchase price of approximately $4.3 million. The table below sets forth the number of shares of common stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Common Stock	Total Purchase Price
KKR Knowledge Investors L.P.	Stephen Shanley	282,320	$1,648,961
Funds affiliated with Elephant Partners	Jeremiah Daly	411,920	$2,405,922
Series C-1 Preferred Stock Financing
In June 2019, we issued and sold an aggregate of 52,407,360 shares of our Series C-1 Preferred Stock, at a purchase price of $5.90 per share for an aggregate purchase price of approximately $309.4 million. These shares of Series C-1 Preferred Stock converted into an aggregate of 52,407,360 shares of Class B common stock immediately prior to the completion of our IPO. The table below sets forth the number of shares of Series C-1 Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series C-1 Preferred Stock	Total Purchase Price
KKR Knowledge Investors L.P.	Stephen Shanley	32,691,080	$192,999,964
Funds affiliated with Elephant Partners	Jeremiah Daly	15,989,840	$94,400,018

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
We used approximately $308.8 million of the Series C-1 Preferred Stock financing proceeds to repurchase an aggregate of 52,301,520 shares of common stock from Stu Sjouwerman, Kevin Mitnick, Lars Letonoff and Krish Venkataraman, as follows:

Sellers	Shares of Common Stock Sold to the Company	Shares Subject to Options Cancelled for Repayment	Total Purchase Price
Stu Sjouwerman	25,410,760	—	$150,018,774
Kevin Mitnick	25,410,760	—	$150,018,774
Krish Venkataraman	—	480,000	$2,833,800
Lars Letonoff	—	1,000,000	$5,903,750
Series C Preferred Stock Financing
In March 2019, we issued and sold an aggregate of 6,511,400 shares of our Series C Preferred Stock, at a purchase price of $4.85 per share for an aggregate purchase price of approximately $31.6 million. These shares of Series C Preferred Stock converted into an aggregate of 6,511,400 shares of Class B common stock prior to the completion of our IPO. The table below sets forth the number of shares of Series C Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series C Preferred Stock	Total Purchase Price
KKR Knowledge Investors L.P.	Stephen Shanley	5,479,840	$26,560,784
We used approximately $10.9 million of the approximately $31.6 million from the Series C Preferred Stock financing proceeds to repurchase an aggregate of 2,249,840 shares of common stock from Krish Venkataraman and Lars Letonoff, as follows:

Sellers	Shares of Common Stock Sold to the Company	Shares Subject to Options Cancelled for Repayment	Total Purchase Price
Krish Venkataraman	—	560,000	$2,714,320
Lars Letonoff	—	1,689,840	$8,190,654
Secondary Transactions
December 2020
In a series of transactions in December 2020, each of (i) Sjouwerman Enterprises Limited Partnership, or SELP, an entity affiliated with Stu Sjouwerman, and (ii) The Kevin Mitnick Trust, an entity affiliated with Kevin Mitnick, our former director and a holder of more than 5% of our capital stock, sold 4,742,880 shares of our common stock, for an aggregate of 9,485,760 shares of our common stock, or the December 2020 Secondary Shares, to certain investors, including a fund affiliated with Tiger Global Management, LLC and March Capital and affiliated entities, or the December 2020 Secondary Purchasers, at a purchase price of $12.04 per share, for an aggregate purchase price of $114.2 million. In connection with such transactions, we entered into certain Common Stock Transfer and Purchase Agreements with SELP, The Kevin Mitnick Trust and each of the December 2020 Secondary Purchasers, pursuant to which, among other things, we waived our right of first refusal to purchase the December 2020 Secondary Shares.
March 2021
On March 5, 2021, entities affiliated with each of KKR Knowledge Investors L.P., or KKR KI, Elephant Partners and Goldman Sachs sold an aggregate of (i) 6,097,120 shares of our Series A-1 preferred stock; (ii) 4,795,280 shares of our Series B preferred stock; (iii) 1,109,000 shares of our Series C preferred stock; and (iv) 9,835,560 shares of our Series C-1 preferred stock, or collectively, the March 2021 Secondary Shares, to an entity affiliated with Vista Equity Partners and a fund affiliated with Tiger Global Management, LLC, or the March 2021

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Secondary Investors, at a purchase price of $20.61 per share, for an aggregate purchase price of $450.0 million. In connection with such transactions, we entered into certain Preferred Stock Transfer and Purchase Agreements with the entities affiliated with each of KKR KI, Elephant Partners and Goldman Sachs and each of the March 2021 Secondary Investors.
The table below sets forth the transactions with holders of more than 5% of our capital stock:

Investors	Shares of Series A-1 Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series C-1 Preferred Stock	Total Purchase Price
Entity affiliated with Vista Equity Partners	4,064,760	3,196,880	739,320	6,557,000	$299,999,521
Fund affiliated with Tiger Global Management, LLC	2,032,360	1,598,400	369,680	3,278,560	$150,000,173
Investors’ Rights Agreements
We are party to an amended and restated investors’ rights agreement with certain holders of our capital stock, including KKR KI and entities affiliated with Elephant Partners and Goldman Sachs, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.
Participation in Our Initial Public Offering
An entity affiliated with Vista Equity Partners, a holder of more than 5% of our Class B common stock, purchased 1,875,000 shares of our Class A common stock in our IPO at the initial public offering price of $16.00 per share, for an aggregate purchase price of $30.0 million. The underwriters received the same discount in connection with such sale as from the sale of any other shares sold by us to the public in the IPO.
Participation as Underwriters
Each of (i) KKR Capital Markets LLC, an affiliate of KKR KI and a member of our board of directors, and (ii) Goldman Sachs & Co. LLC, an affiliate of certain stockholders of our Class B common stock and a member of our board of directors, was an underwriter in the August Follow-On and the IPO and is an underwriter in this offering. Each of KKR Capital Markets LLC and Goldman Sachs & Co. LLC received commissions as an underwriter for the shares sold in the August Follow-On and the IPO and will receive commissions as an underwriter for shares sold in this offering.
Policies and Procedures for Transactions with Related Persons
Related person transactions, which we define as all transactions involving an executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons, are reviewed and approved by the audit committee of our board of directors and a majority of disinterested directors on our board.
In any transaction involving a related person, our audit committee and board of directors consider all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director’s independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available.
After considering all such facts and circumstances, our audit committee and board determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could

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have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or the Nasdaq listing requirements.
Each transaction described above was entered into prior to the adoption of our audit committee charter. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those we could have obtained from unrelated third parties.
The policies and procedures described above for reviewing and approving related person transactions are not in writing. However, the charter for our audit committee provides that one of the committee’s responsibilities is to review and approve in advance any proposed related person transactions.
Limitations on Director and Officer Liability and Indemnification
Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:
•any breach of their duty of loyalty to the corporation or its stockholders;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Our certificate of incorporation and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorney’s fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
The limitation of liability and indemnification provisions contained in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

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PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2021, referred to below as the “Beneficial Ownership Date,” and as adjusted to reflect the sale of shares of our Class A common stock by the selling stockholder in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock offered by us in this prospectus, by:
•each person or group of affiliated persons known by us to beneficially own 5% or more of the outstanding shares of our Class A or Class B common stock;
•each of our directors;
•each of our named executive officers;
•all directors and executive officers as a group; and
•each of the selling stockholders.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.
Percentage of beneficial ownership and voting power prior to the offering is based on        shares of our Class A common stock and        shares of our Class B common stock outstanding as of the Beneficial Ownership Date. Percentage of beneficial ownership and voting power after the offering assumes (i) the sale of        shares of Class A common stock by the selling stockholders in this offering and (ii) that the underwriters do not exercise their option to purchase additional shares of Class A common stock from the selling stockholders.

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To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o KnowBe4, Inc. 33 N. Garden Avenue, Clearwater, FL 33755.

	Beneficial Ownership Prior to this Offering						Class A Common Stock to be Sold in the Offering	Beneficial Ownership After this Offering
	Class A		Class B		% of Total Voting Power Before the Offering	% of Total Class A and Class B Common Stock Beneficially Owned		Class A		Class B		% of Total Voting Power After the Offering(1)	% of Class A and Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Shares	%	Shares	%				Shares	%	Shares	%
Principal Stockholders:
Funds affiliated with Elephant Partners(2)
KKR KI(3)
Funds affiliated with Goldman Sachs(4)
Fund affiliated with Tiger Global Management(5)
Entity affiliated with Vista Equity Partners(6)
Kevin Mitnick(7)
Entities affiliated with ETF Managers Group LLC(8)
Entities affiliated with Invesco, Ltd.(9)
Entities affiliated with Whale Rock Capital Management LLC(10)

Directors and Named Executive Officers:
Stu Sjouwerman(11)
Krish Venkataraman(12)
Lars Letonoff(13)
Jeremiah Daly(2)
Joseph DiSabato
Kevin Klausmeyer(14)
Stephen Shanley
Gerhard Watzinger(15)
Kara Wilson(16)
All executive officers and directors as a group

Other Selling Stockholders:

________________
*Represents beneficial ownership of less than 1%.

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DESCRIPTION OF CAPITAL STOCK
The following information describes our Class A common stock and Class B common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. Because it is only a summary, it does not contain all of the information that may be important to you. You should also refer to our amended and restated certificate of incorporation and bylaws, which will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and to the applicable provisions of Delaware law.
General
Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 500,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share.
Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Outstanding Shares
As of September 30, 2021, there were        shares of Class A common stock outstanding held by          stockholders of record,        shares of Class B common stock outstanding held by           stockholders of record, and no shares of preferred stock outstanding.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, in each case, including the election of directors. Following this offering, the holders of our outstanding Class B common stock will hold approximately        of the combined voting power of our outstanding capital stock. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class A common stock and at least a majority of the outstanding shares of our Class B common stock, each voting separately as a class, is required (i) to approve certain merger and change of control transactions and (ii) in order for the Class A common stock and the Class B common stock to be treated differently with respect to, among other things, dividends, distributions and the consideration paid or distributed to stockholders in a change of control. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the combined voting power of our outstanding capital stock can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at

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which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Holders of our Class A common stock and Class B common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our Class A common stock and Class B common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Conversion of Class B Common Stock
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, including but not limited to, certain transfers effected for estate planning purposes and transfers among affiliates, to the extent the transferor continues to remain an affiliate. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.
All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of the fifth anniversary of the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering or the affirmative vote of the holders of 66 2/3% of the voting power of our outstanding Class B common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate

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action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of September 30, 2021, there were outstanding options to purchase an aggregate of        shares of our Class B common stock, with a weighted-average exercise price of        per share, under our 2016 Equity Incentive Plan, or the 2016 Plan.
Restricted Stock Units
As of September 30, 2021, there were        shares of Class A common stock subject to RSUs outstanding under our 2021 Plan. Since September 30, 2021, we have granted RSUs covering        shares of Class A common stock under our 2021 Plan.
Registration Rights
Under our amended and restated investors’ rights agreement, or the IRA, holders of up to           shares of our capital stock or their transferees have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.
Demand Registration Rights
Holders of up to           shares of our capital stock are entitled to certain demand registration rights. The holders of at least 30% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, after deducting underwriting discounts and expenses, is at least $10.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 120 days.
Form S-3 Registration Rights
As soon as reasonably practicable after we are eligible to use Form S-3, we have agreed to use our commercially reasonable efforts to file and cause to be declared effective a registration statement on Form S-3, or Shelf Form S-3, registering up to           shares of our capital stock. We are required to provide notice to the holders of the shares having these rights then outstanding and we have agreed to include any shares requested to be included in response to such notice on the Shelf Form S-3. We are obligated to maintain the effectiveness of the Shelf Form S-3 until the date on which all the shares having these rights have been sold or have otherwise ceased to be entitled to such rights.
From time to time after the Shelf Form S-3 has been declared effective, holders of these rights may request to sell the shares they hold as long as the registration has anticipated aggregate proceeds, after deducing underwriting discounts and expenses, of at least $5.0 million and that such holder sells all of the shares held by such holder in an underwritten shelf takedown offering that is registered pursuant to the Shelf Form S-3. We are not obligated to effect an underwritten shelf takedown within 90 days of another shelf takedown or, if longer, until the date on which the lock-up obligations from the previous underwritten takedown expire. Holders of these rights also have the right to request that we facilitate certain underwritten block trades as well.
Piggyback Registration Rights
Holders of up to           shares of our capital stock are entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act of 1933, as amended,

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or Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, this right applies whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form that does not permit secondary sales or (iv) a registration in which the only common stock registered is that issuable upon conversion of debt securities that are also being registered.
Expenses of Registration
We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.
Termination
The registration rights terminate upon the earliest of (i) April 26, 2026, (ii) immediately prior to the completion of certain liquidation events and (iii) as to a given holder of registration rights, the date after the completion of our IPO when such holder of registration rights can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Delaware law and certain provisions that are included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Dual Class Common Stock
As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Preferred Stock
Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, 100,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class has an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of the initial Class I directors shall terminate on the date of the 2022 annual meeting of stockholders, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting of stockholders, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2022, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

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Removal of Directors
Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote.
Director Vacancies
Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships.
No Cumulative Voting
Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes in the election of directors.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, a President or a co-President or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors.
Advance Notice Procedures for Director Nominations
Our bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally has to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.
Amending our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the General Corporation Law of the State of Delaware, or DGCL, except that amendment of certain provisions would require the approval of at least 66-2/3% of the combined voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of common stock, voting together as a single class, except for any amendment of certain provisions, which would require the approval of at least 66-2/3% of the combined voting power of the outstanding shares of our common stock. Additionally, our amended and restated certificate of incorporation provides that our bylaws may be amended, altered or repealed by the board of directors.

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Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Stock Market LLC, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Jurisdiction
Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws further provide that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also see the section titled “Risk Factors—Our amended and restated bylaws designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.”
Business Combinations with Interested Stockholders
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at 66-2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that any interested stockholder who became an interested stockholder prior to our IPO and Mr. Sjouwerman and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

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Under certain circumstances, this provision may make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.
The limitation on liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. See the section titled “Certain Relationships and Related Person Transactions—Limitations on Director and Officer Liability and Indemnification” for additional information.
Listing on the Nasdaq Global Select Market
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “KNBE.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
As of September 30, 2021, there were        shares of our Class A common stock and        shares of our Class B common stock issued and outstanding. Following the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2021, and assuming (i) the sale of        shares of Class A common stock by the selling stockholders in this offering, we will have a total of        shares of Class A common stock and shares of Class B common stock outstanding. All of the shares of Class A common stock sold by the selling stockholders in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
On November 9, 2021, we expect that approximately        shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock) will be released from the August Follow-On lock-up restrictions and will become eligible for sale in the public market.           of these shares will be held by affiliates.
Beginning 90 days after the date of this prospectus,        shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of shares of our Class B common stock) will become eligible for sale in the public market, of which        shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Rule 10b5-1 Trading Plans
Certain of our executive officers and certain of our directors have adopted, and other executive officers and directors may in the future adopt, written plans, known as “Rule 10b5-1 trading plans,” under which they have contracted, or may in the future contract, with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director.
Rule 144
In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who is an affiliate and who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately        shares of Class A common stock immediately after completion of this offering; or
•the average weekly trading volume of our Class A common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such a sale.
Sales by our affiliates pursuant to Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least one year is entitled to sell an unlimited number of shares without restriction.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resale of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. However, certain Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Lock-Up Agreements
In connection with the August Follow-On, subject to certain exceptions, our executive officers, directors, and the selling stockholders who participated in the August Follow-On entered into lock-up agreements with the underwriters of the August Follow-On, pursuant to which they agreed, subject to specific exceptions, not to offer, sell or agree to sell, directly or indirectly, any shares of our Class A common stock (including shares of Class B issuable upon conversion of our Class B common stock) until November 10, 2021. We refer to such period as the August Follow-On lock-up period.
In addition, in connection with this offering, subject to certain exceptions, our executive officers, directors and the selling stockholders entered into lock-up agreements with the underwriters of this offering, or the November Follow-On lock-up agreements, pursuant to which they agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters and subject to certain exceptions, we and they will not offer, sell, or agree to sell, directly or indirectly, any shares of our Class A common stock (including shares of class B issuable upon conversion of our Class B common stock) for a period of 90 days after the date of the final prospectus relating to this offering.
Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, in their discretion and on behalf of the underwriters, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of their respective lock-up periods. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters in the August Follow-On, have consented to the selling stockholders’ release from the August Follow-On lock-up agreements with respect to the shares of our Class A common stock to be sold in this offering by the selling stockholders (including shares of our Class A common stock issuable upon conversion of our Class B common stock), effective upon the pricing of this offering.
Registration Rights
Certain holders of shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock) are entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our Class A common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.
Form S-8 Registration Statement
We filed a registration statement on Form S-8 under the Securities Act immediately following our IPO on April 23, 2021 to register shares of our Class A common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans and the equity compensation plans we assumed in connection with certain of our acquisitions. The registration statement on Form S-8 became effective immediately upon filing, and shares covered by the registration statement became eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Benefit Plans” for a description of our equity compensation plans.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
MATERIAL UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our Class A common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies or other financial institutions;
•persons subject to the alternative minimum tax;
•tax-exempt organizations;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•persons who do not hold our Class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code);
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Internal Revenue Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any option; or
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.
In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner, upon the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal income, estate or gift tax rules or under the laws of any state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is neither a partnership nor:
•an individual citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.
Distributions
We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.
Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Gain on Disposition of Class A Common Stock
Subject to the discussions below regarding backup withholding and Foreign Account Tax Compliance Act, or FATCA, withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our Class A common stock.
We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded Class A common stock at any time during the applicable period that is specified in the Internal Revenue Code.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.
Federal Estate Tax
Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Additional Withholding Requirements under the Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, or collectively FATCA, generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Class A common stock paid to a “non-financial foreign entity” (as specifically defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.
The withholding obligations under FATCA generally apply to dividends on our Class A common stock and to the payment of gross proceeds of a sale or other disposition of our Class A common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our Class A common stock (but not on payments of dividends). Taxpayers may rely on the proposed regulations until final regulations are issued or until such proposed regulations are rescinded. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our Class A common stock.
The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and KKR Capital Markets LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
KKR Capital Markets LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by the selling stockholders pursuant to this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by the selling stockholders
Proceeds, before expenses, to the selling stockholders

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately       . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $         .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
Our Class A common stock is listed on the Nasdaq Global Select Market under the trading symbol “KNBE.”
In connection with both the August Follow-On and this offering, we and our directors, executive officers and the selling stockholders in each respective offering agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters and subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, until (i) November 10, 2021 with respect to the August Follow-On, and (ii) during the period ending on and including the 90th day after the date of this prospectus with respect to this offering:
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•enter into any swap, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash, or otherwise; or
•make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
With respect to the lock-up agreements that have been entered into in connection with the August Follow-On and this offering by our directors, executive officers and the selling stockholders in each respective offering, the restrictions described in the immediately preceding paragraph do not apply to:
(a)transactions relating to shares of common stock or other securities acquired (1) in the August Follow-On or this offering (as applicable) or (2) in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of common stock, is required or voluntarily made during the applicable restricted period in connection with subsequent sales of common stock or other securities acquired in the August Follow-On or this offering (as applicable) or in such open market transactions;
(b)transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by will or intestate succession upon the death of the lock-up signatory, including to the transferee’s nominee or custodian;
(c)transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift, charitable contribution or for bona fide estate planning purposes;
(d)(1) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to an immediate family member or any trust for the direct or indirect benefit of the of the lock-up signatory or the immediate family of the lock-up signatory or (2) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock not involving a change in beneficial ownership;

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
(e)transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(f)if the lock-up signatory is a corporation, partnership, limited liability company, trust, or other business entity, (1) distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to partners (general or limited), members, managers, stockholders, or holders of similar equity interests in the lock-up signatory (or, in each case, its nominee or custodian) or (2) to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to another corporation, partnership, limited liability company, trust or other business entity (or, in each case, its nominee or custodian) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up signatory, or to any investment fund or other entity that, directly or indirectly, controls or manages, is controlled or managed by, or is under common control or management with the lock-up signatory or affiliates of the lock-up signatory;
(g)transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (g) and such shares remain subject to the term of the lock-up agreement; provided further that no other public announcement or filing will be required or voluntarily made during the applicable restricted period;
(h)(1) the receipt by the lock-up signatory from us of shares of common stock upon the exercise, vesting or settlement of options, RSUs, or other equity awards granted under an equity incentive plan or other equity award arrangement, which plan or arrangement is described in this prospectus, or warrants, or (2) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock for the purposes of exercising or settling (including any transfer for the payment of tax withholdings or remittance payments due as a result of such vesting, settlement, or exercise) on a “net exercise” or “cashless” basis options, RSUs, or other rights to purchase shares of common stock, including any transfer of shares of common stock necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting, settlement, or exercise of such options, RSUs, or other rights, in all such cases, pursuant to equity awards granted under an equity incentive plan or other equity award arrangement, which plan or arrangement is described in this prospectus, or warrants, provided that in the case of either (1) or (2), (A) any shares of common stock received as a result of such exercise, vesting, or settlement will remain subject to the terms of the lock-up agreement and (B) no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the applicable restricted period;
(i)transfers to us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the repurchase by us from the lock-up signatory of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a repurchase right arising in connection with the termination of the lock-up signatory’s employment with or provision of services to us; provided that any public announcement or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (i);
(j)transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with a change of control of us after the completion of the August Follow-On or this offering (as applicable) that has been approved by our board of directors;
(k)the establishment of a trading plan on behalf of a shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that (i) such plan does not provide for the transfer of common stock during the applicable restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
behalf of the lock-up signatory or us regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the applicable restricted period; or
(l)transfers to the underwriters pursuant to the underwriting agreement; or
(m)sales of common stock under a trading plan pursuant to Rule 10b5-1 under the Exchange Act that is existing as of the date hereof and has been disclosed to the representatives of the underwriters; provided that no public announcement or filing under Section 16(a) of the Exchange Act may be voluntarily made and if any public announcement or filing under Section 16(a) of the Exchange Act is legally required during the applicable restricted period, such filing, or announcement shall clearly indicate in the footnotes to such filing or announcement the nature and conditions of such transfer.
provided that (i) in the case of any transfer or distribution pursuant to clauses (b)-(g), each done or distributee shall sign and deliver a lock-up agreement; and (ii) in the case of any transfer or distribution pursuant to clauses (b)-(f), no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the applicable restricted period.
Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up restrictions in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares of Class A common stock. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Conflicts of Interest
Certain entities affiliated with Goldman Sachs & Co. LLC, an underwriter for this offering, may receive at least 5% of the net offering proceeds in this offering. Additionally, certain entities affiliated with KKR Capital Markets LLC, an underwriter for this offering, collectively beneficially own in excess of 10% of our issued and outstanding Class B common stock, and such affiliated entities may be selling shares in this offering and, as such, may receive in excess of 5% of the net proceeds of this offering. As a result, each of Goldman Sachs & Co. LLC and KKR Capital Markets LLC may be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, because a bona fide public market exists in the shares, as that term is defined in FINRA Rule 5121. Goldman Sachs & Co. LLC and KKR Capital Markets LLC will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom, each, a Relevant State, no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law; or
•as specified in Section 276(7) of the SFA.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby has been passed upon for KnowBe4, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York. The underwriters have been represented in connection with this offering by Goodwin Procter LLP, Boston, Massachusetts.
EXPERTS
The consolidated financial statements of KnowBe4, Inc. and subsidiaries as of December 31, 2019 and 2020, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report on the consolidated financial statements refers to a change in the Company’s method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842).
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the Class A common stock we are offering pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.knowbe4.com where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
KnowBe4, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of KnowBe4, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
Tampa, Florida
March 3, 2021, except for Note 1, as to which the date is April 12, 2021, and Note 2a as to which the date is October 21, 2021

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2019	December 31, 2020	September 30, 2021
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$48,864	$85,582
Accounts receivable, net of allowance for doubtful accounts	$32,003	$38,664
Current portion of deferred commissions	$10,684	$13,177
Prepaid and other current assets	$6,925	$6,124
Total current assets	$98,476	$143,547
Deferred commissions, net of current portion	$18,492	$24,022
Capitalized software and content, net	$16,023	$15,523
Property and equipment, net	$8,740	$10,284
Operating lease right of use assets, net	$7,076	$12,067
Intangible assets, net	$2,493	$2,985
Goodwill	$8,873	$8,605
Other assets	$855	$1,177
Total assets	$161,028	$218,210
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$18,093	$19,265
Current portion of deferred revenue	$93,037	$127,043
Current portion of operating lease liabilities	$2,044	$2,651
Total current liabilities	$113,174	$148,959
Non-current liabilities:
Deferred revenue, net of current portion	$45,953	$58,653
Operating lease liabilities, net of current portion	$5,368	$9,766
Other non-current liabilities	$1,548	$3,991
Total liabilities	$166,043	$221,369
Stockholders’ (deficit) equity
Preferred stock, $0.00001 par value, 114,164,600 shares authorized, issued and outstanding (Liquidation value $384.5 million) at December 31, 2019 and December 31, 2020, respectively, and 0 shares authorized, issued, and outstanding at September 30, 2021	$—	$—
Common stock, $0.00001 par value, 176,000,000 shares authorized; and 42,087,280 and 42,279,000 shares issued and outstanding at December 31, 2019 and December 31, 2020, respectively, and 0 shares authorized, issued, and outstanding at September 30, 2021	$—	$—
Common stock, $0.00001 par value, Class A 0 shares authorized, issued and outstanding at December 31, 2019 and December 31, 2020 and 1,000,000,000 shares authorized; and shares issued and outstanding at September 30, 2021	$—	$—
Common stock, $0.00001 par value, Class B 0 shares authorized, issued and outstanding at December 31, 2019 and December 31, 2020, respectively, and 500,000,000 shares authorized; and shares issued and outstanding at September 30, 2021	$—	$—
Additional paid-in capital	$154,287	$158,483
Accumulated deficit	$(158,873)	$(161,303)
Accumulated other comprehensive loss	$(429)	$(339)
Total stockholders’ (deficit) equity	$(5,015)	$(3,159)
Total liabilities and stockholders’ (deficit) equity	$161,028	$218,210
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Revenues, net	$120,575	$174,886	$125,599
Cost of revenues	20,579	26,730	19,264
Gross profit	99,996	148,156	106,335
Operating expenses:
Sales and marketing	69,090	82,188	60,254
Technology and development	10,662	19,804	14,119
General and administrative	145,776	47,706	34,536
Total operating expenses	225,528	149,698	108,909
Operating loss	(125,532)	(1,542)	(2,574)
Other income (expense):
Interest income	799	197	159
Interest expense	(47)	(60)	(45)
Other income	90	807	142
Loss before income tax benefit (expense)	(124,690)	(598)	(2,318)
Income tax benefit (expense)	367	(1,832)	(316)
Net loss	$(124,323)	$(2,430)	$(2,634)
Net loss per share, basic and diluted(1)	$(1.91)	$(0.06)	$(0.06)
Weighted-average shares used in calculating basic and diluted net loss per share	66,958,400	42,049,840	42,116,480
________________
(1)At September 30, 2021, basic and diluted loss per share for Class A and Class B common stock are the same.
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Net loss	$(124,323)	$(2,430)	$(2,634)
Other comprehensive (loss) income:
Net change in foreign currency translation adjustments	23	90	(1,072)
Other comprehensive income (loss):	23	90	(1,072)
Total comprehensive loss	$(124,300)	$(2,340)	$(3,706)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except shares)

	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	55,245,840	$—	92,097,360	$—	$45,523	$(452)	$(34,550)	$10,521
Issuance of common stock for exercise of stock options	—	—	9,402,120	—	353	—	—	353
Repurchase of common stock	—	—	(59,412,200)	—	(339,880)	—	—	(339,880)
Dividends paid	—	—	—	—	(10,000)	—	—	(10,000)
Issuance of Preferred Stock, Series C	6,511,400	—	—	—	31,163	—	—	31,163
Issuance of Preferred Stock, Series C-1	52,407,360	—	—	—	309,230	—	—	309,230
Stock compensation expense	—	—	—	—	117,898	—	—	117,898
Other comprehensive income	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	(124,323)	(124,323)
Balance as of December 31, 2019	114,164,600	$—	42,087,280	$—	$154,287	$(429)	$(158,873)	$(5,015)
Issuance of common stock for exercise of stock options	—	—	328,600	—	220	—	—	220
Issuance of common stock	—	—	731,760	—	4,274	—	—	4,274
Repurchase of common stock	—	—	(868,640)	—	(5,579)	—	—	(5,579)
Stock compensation expense	—	—	—	—	5,281	—	—	5,281
Other comprehensive income	—	—	—	—	—	90	—	90
Net loss	—	—	—	—	—	—	(2,430)	(2,430)
Balance, December 31, 2020	114,164,600	$—	42,279,000	$—	$158,483	$(339)	$(161,303)	$(3,159)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	114,164,600	$—	42,087,280	$—	$154,287	$(429)	$(158,873)	$(5,015)
Issuance of common stock for exercise of stock options	—	—	234,480	—	157	—	—	157
Repurchase of common stock	—	—	(136,880)	—	(927)	—	—	(927)
Stock compensation expense	—	—	—	—	3,285	—	—	3,285
Other comprehensive income	—	—	—	—	—	(1,072)	—	(1,072)
Net loss	—	—	—	—	—	—	(2,634)	(2,634)
Balance, September 30, 2020	114,164,600	$—	42,184,880	$—	$156,802	$(1,501)	$(161,507)	$(6,206)

	Convertible Preferred Stock		Common Stock		Common Stock, Class A		Common Stock, Class B		Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	114,164,600	$—	42,279,000	$—	—	$—	—	$—	$158,483	$(339)	$(161,303)	$(3,159)
Issuance of common stock for exercise of stock options
Issuance of common stock for the acquisition of MediaPro
Repurchase of common stock
Conversion of convertible preferred stock and previously authorized Common Stock to Common Stock, Class B
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs
Issuance of restricted stock units
Conversion of Class B common stock to Class A common stock
Taxes paid related to net share settlement of equity awards
Stock compensation expense
Other comprehensive income
Net loss
Balance, September 30, 2021
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities:
Net loss	$(124,323)	$(2,430)	$(2,634)
Adjustments to reconcile net loss to net cash from operating activities:
Additions to capitalized content	(6,368)	(5,215)	(4,063)
Depreciation and amortization expense	7,898	11,762	8,660
Deferred commissions amortization	12,279	14,238	10,402
Equity-based compensation expense	118,147	5,281	3,285
Other, net	(664)	848	(92)
Changes in operating assets and liabilities:
Accounts receivable	(11,403)	(6,978)	828
Deferred commissions	(22,375)	(22,161)	(15,427)
Prepaid and other assets	(3,645)	679	782
Accounts payable and other liabilities	4,938	2,328	7,096
Deferred revenue	55,234	46,512	30,787
Net cash provided by operating activities	29,718	44,864	39,624
Cash flows from investing activities:
Business combinations, net of cash acquired	(4,970)	—	—
Purchases of property and equipment	(5,573)	(5,426)	(4,692)
Capitalized internal-use software costs	(5,223)	(2,682)	(2,304)
Net cash used in investing activities	(15,766)	(8,108)	(6,996)
Cash flows from financing activities:
Dividends paid	(10,000)	—	—
Proceeds from the exercise of stock options	353	220	157
Repurchase of common stock and options	(339,880)	(4,857)	(497)
Proceeds from the issuance of preferred stock, net of issuance costs	340,393	—	—
Proceeds from the issuance of common stock	—	4,274	—
Acquisition-related contingent liability payments	(478)	(252)	(252)
Proceeds from finance lease obligations	—	214	214
Payments for finance lease obligations	—	(35)	(24)
Taxes paid for the net share settlement of restricted stock units	—	—	—
Net cash (used in) provided by financing activities	(9,612)	(436)	(402)
Effect of exchange rate changes on cash and cash equivalents	(49)	398	(100)
Net change in cash and cash equivalents	$4,291	$36,718	$32,126
Cash and cash equivalents, beginning of period	$44,573	$48,864	$48,864
Cash and cash equivalents, end of period	$48,864	$85,582	$80,990
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
SUPPLEMENTAL CASH FLOW DISCLOSURES
(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Supplemental disclosure of cash flow information:
Cash paid for taxes	$16	$101	$74

Supplemental disclosure of noncash investing and financing activities:
Capital expenditures and other assets included in accounts payable and accrued expenses	$1,723	$875	$602
Stock compensation recorded as liability	$249	$991	$700
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
KNOWBE4, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Description of Business
KnowBe4, Inc. (“KnowBe4” or the “Company”), was incorporated in Delaware in January 2016 and is the successor to operations which began in August 2010. The Company is currently headquartered in Clearwater, Florida.
The Company provides a comprehensive platform incorporating security awareness training and simulated phishing with advanced analytics and reporting that helps organizations manage the ongoing problem of social engineering. Additional offerings on the Company’s platform include a security orchestration, automation and response or “SOAR” tool and a governance, risk and compliance or “GRC” product, both of which further the Company’s goal of providing products focused on meeting the needs of information security professionals. KnowBe4 conducts business globally and its platform is available as a software as a service (“SaaS”) subscription.
Stock Split
On April 9, 2021, the Company effected a 40-for-1 forward stock split of its authorized, issued and outstanding capital stock. All share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the forward stock split for all periods presented.
Initial Public Offering
As further described in Note 11 “Stockholders’ Equity”, in April 2021, the Company completed an initial public offering (“IPO”) of its Class A common stock.
Note 2 – Summary of Significant Accounting Policies
a.Basis of Presentation and Consolidation
The Company’s consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts within the accompanying consolidated balance sheets reflect an immaterial error correction and have been reclassified. The consolidated balance sheets as of December 31, 2020 and 2019 differ from the previously filed Form S-1 as they reflect an adjustment to reclassify amounts from noncurrent deferred revenue to current deferred revenue.
b.Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of September 30, 2021, the consolidated statements of operations, stockholder’s equity, and cash flows for the nine months ended September 30, 2020 and 2021 are unaudited. These interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, include all adjustments necessary to fairly state our financial position as of September 30, 2021 and the results of our operations and cash flows for the nine months ended September 30, 2020 and 2021. The financial data and other financial information disclosed in the notes to these consolidated financial statements related to the nine month periods are also unaudited. The results for the nine months ended September 30, 2021 are not necessarily indicative of the operating results expected for the year ending December 31, 2021 or any future period.
c.Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. Estimates and assumptions used by management primarily affect

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
revenue recognition, deferred commissions, business combinations, common stock valuations and stock-based compensation expense.
These estimates are based on information available as of the date of the consolidated financial statements. On an ongoing basis, the Company evaluates these assumptions, judgments and estimates. Actual results may differ materially from these estimates.
d.Operating Segments
The Company operates as a single operating segment, which engages in the development, marketing, and sale of the Company’s SaaS-based security awareness platform. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer, who is responsible for evaluating the Company’s financial results, evaluating the Company’s resources and assessing the performance of the operations on a consolidated basis.
e.Cash and Cash Equivalents
The Company considers all investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include $29.9 million, $22.5 million and        of overnight money market mutual funds at December 31, 2019, December 31, 2020 and September 30, 2021, respectively. The carrying amount of such cash equivalents approximates their fair value due to the short-term and highly liquid nature of these instruments.
f.Accounts Receivable
Accounts receivable represents amounts owed to the Company for subscriptions to the Company’s platform and unbilled receivables representing the Company’s unconditional right to consideration for subscription contracts for which revenue has been earned in excess of the amount invoiced. Accounts receivable balances are recorded at the invoiced amount and are non-interest bearing.
The Company maintains an allowance for doubtful accounts based on future expected credit losses measured over the contractual term of the receivable. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering various factors including the age of each outstanding invoice, each customer’s expected ability to pay, historical loss rates and expectations of forward-looking loss estimates to determine whether the allowance is appropriate. The Company writes off accounts receivable balances to the allowance for doubtful accounts when the Company has exhausted all collection efforts. As of December 31, 2019, December 31, 2020 and September 30, 2021 the allowance for doubtful accounts was $0.2 million, $0.4 million and       , respectively. Allowance activity for the periods was not material to the consolidated financial statements.
g.Deferred Commissions
The Company capitalizes sales commissions and associated payroll taxes paid to internal sales personnel that are considered incremental costs to acquire a customer contract. These costs are classified as deferred commissions on the consolidated balance sheets. Sales commissions related to an initial subscription contract are considered incremental to the acquisition of the customer contract to the extent that they exceed commissions earned on renewal sales. Sales commissions related to the renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rate between new and renewal contracts. The portion of commissions paid upon the initial acquisition of a contract that are incremental to acquisition of the customer contract are amortized over an estimated period of benefit of six years. The portion of commissions paid upon initial acquisition that are commensurate with those paid on a renewal contract and commissions paid related to renewal contracts are amortized over the average length of the related revenue contract. An estimate of the portion of commissions related to the downloadable content performance obligation is made, which is recognized at contract inception consistent with the pattern of revenue recognition. The estimated period of benefit for commissions paid for the acquisition of the initial subscription contract is determined based on qualitative and quantitative factors including the initial estimated customer life, the

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
technological life of the Company’s platform and related significant features, customer attrition and industry practices. Amortization of deferred sales commissions is included in sales and marketing expense in the accompanying consolidated statements of operations.
h.Property and Equipment, Net
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Computers and equipment	3 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	shorter of lease term or 5 years
Expenditures which significantly add to productive capacity or extend the useful life of an asset are capitalized. Maintenance and repairs to property and equipment are expensed as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and gains or losses, if any, are recorded in other expenses.
i.Capitalized Software and Content, Net
The Company capitalizes costs incurred related to the development of internal use software during the application development stage. These capitalized costs are primarily related to the development of the Company’s security awareness platform. Costs are capitalized to develop new internal use software or to significantly increase the functionality of existing software. Capitalized software costs are amortized on a straight-line basis over the software’s estimated useful life of two to five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments of capitalized internal use software during the years ended December 31, 2019 and 2020 or during the nine months ended September 30, 2020 and 2021.
The Company also capitalizes costs related to the production of its training content, which includes interactive modules, movie series, videos, games and other content. Costs associated with the production of content, including development costs, direct costs and production overhead, are capitalized. Capitalized content is amortized over the estimated period of use, which generally ranges from two to four years. The Company’s business model is subscription based, therefore, capitalized content is reviewed in the aggregate when an event or change in circumstances indicates a change in the expected usefulness of the content. To date, we have not identified any such event or changes in circumstances. If such changes are identified in the future, capitalized content will be stated at the lower of unamortized cost, net realizable value or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off.
j.Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price in a business combination over the estimated fair value of identifiable net assets acquired. The Company evaluates and tests the recoverability of goodwill for impairment at least annually, on October 1, or more frequently if circumstances indicate that goodwill may not be recoverable. The Company performs the impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its single reporting unit is less than its carrying amount. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, changes in management, litigation or regulatory matters, changes in enterprise value, and overall financial performance. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company calculates the estimated fair value of the reporting unit and any excess of the carrying amount over fair value is recognized as a goodwill impairment loss. Based on the results of the qualitative goodwill impairment analyses, the Company has determined there were no triggering events indicating impairment of goodwill during the years ended December 31, 2019 and 2020 or the nine months ended September 30, 2020 and 2021.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Intangible assets consist of both definite-lived intangible assets, primarily acquired training content, customer relationship assets, patents, trademarks and domain names, and indefinite-lived trade name intangible assets. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Acquired content	3 - 4 years4
Customer relationships	4 - 6 years
Other Intangibles	3 - 10 years
Patents	20 years
k.Impairment of Intangible and Other Long-Lived Assets
The Company performs an impairment review of long-lived assets, including property and equipment and both definite and indefinite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with the respective accounting standards. If the Company determines that the carrying value of an asset group may not be recoverable, the Company measures recoverability by comparing the carrying amount of the asset group to the future undiscounted cash flows it expects the asset group to generate. If the Company considers any of these assets to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. In addition, the Company periodically evaluates the estimated remaining useful lives of long-lived assets to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation or amortization. No impairment indicators were identified and no impairment charges were recorded during the years ended December 31, 2019 and 2020 or the nine months ended September 30, 2020 and 2021.
l.Leases
The Company determines whether an arrangement is or contains a lease at inception and classifies its leases at commencement. Operating leases with initial terms of twelve months or greater are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.
ROU assets represent the Company’s right to use an underlying assets over the term of the lease and lease liabilities represent the Company’s contractual obligation to make lease payments over the lease term. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. Operating lease ROU assets also include any unamortized initial direct costs and any prepayments less any unamortized lease incentives received. As the Company’s leases do not provide an implicit rate for use in determining the present value of future payments, the Company uses its incremental borrowing rate. Options to extend or terminate a lease are included in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option.
Lease expense for minimum lease payments for operating leases is recognized on a straight-line basis over the lease term and is included in operating expenses within the consolidated statement of operations. Variable lease costs represent non-lease components, namely common area maintenance and taxes, that are not fixed and are expensed as incurred. Effective January 1, 2019, the Company adopted ASC Topic 842 - Leases, using the modified retrospective method.
m.Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
The Company’s tax positions are subject to income tax audits by certain tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustainable upon examination by the taxing authority. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax (benefit) provision.
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.
n.Foreign Currency Transactions
The functional currency of the Company’s subsidiaries is determined based on the primary economic environment in which the subsidiary operates. Assets and liabilities of its non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars using exchange rates in effect at the end of each period and revenues and expenses are translated at the average exchange rate for the period. Gains and losses from these translations are recognized as cumulative translation adjustments and included in accumulated other comprehensive loss.
The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at average exchange rates in effect during each period. Gains and losses from these remeasurement adjustments are recognized within other income.
o.Revenue Recognition
The Company derives substantially all of its revenue from subscription services fees paid by customers for access to the Company’s cloud-based platform and content. The Company applies the following five-step approach for considering contracts:
•identification of the contract, or contracts, with the customer;
•identification of the performance obligations in the contract;
•determination of the transaction price;
•allocation of the transaction price to the performance obligations in the contract; and
•recognition of revenue when, or as, the Company satisfies a performance obligation.
The Company recognizes revenue at the time the related performance obligation is satisfied by transferring the service to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services, net of any sales or other tax. The Company’s subscription contracts typically vary from one year to three years and are generally noncancellable and nonrefundable.
Subscription service revenue consists of subscription fees earned from providing access to the Company’s cloud-based platform, including support services and feature upgrades, if and when available. The Company’s cloud-based platform also includes training content which can be downloaded by the customer during their subscription term. The subscription service contracts do not provide customers with the right to take possession of the software operating on the cloud platform and, as a result, are accounted for as service arrangements. Access to the platform represents a series of distinct services that the Company continually provides access to, which fulfills its obligation to the end customer over the subscription term. This series of distinct services represents a single performance obligation that is satisfied over time. Accordingly, the amounts invoiced related to the ratable portion of subscription revenue are recorded as deferred revenue and recognized on a straight-line basis over the contract term, beginning on the date that the service is made available to the customer. Amounts expected to be recognized

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
within one year of the balance sheet date are classified within current liabilities and the remaining portion is classified in long-term liabilities.
The customers’ ability to access and download content throughout their subscription term is considered distinct and accounted for as a separate performance obligation. The portion of the transaction price allocated to the downloadable content performance obligation is recognized as revenue at contract inception when the customer gains access to downloadable content.
The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price (“SSP”) basis, which requires significant judgment. The Company determines SSP using an adjusted market assessment approach based on the prices at which we sell subscription services, including adjustments for standard discounting practices. As it relates to the content available for download, the calculation of SSP primarily considers pricing differences among varying subscription tiers, which provide customers with differing levels of content.
p.Cost of Revenues
Cost of revenues consists of certain direct costs associated with delivering the Company’s platform and includes hosting fees as well as amortization of capitalized internal-use software and content and allocated overhead. Cost of revenues also includes personnel costs, including salaries, benefits, bonuses, and stock-based compensation, for employees who provide support services to customers.
q.Stock-Based Compensation
The Company accounts for stock-based awards, including restricted stock units (“RSUs”) and stock options, based on the awards’ estimated grant date fair value. The grant date fair value of RSUs is measured at the grant date closing stock price and expense is recognized on a straight-line basis over the requisite service period of the awards and forfeitures are accounted for as incurred.
The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The determination of the grant date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include:
•Fair Value of Common Stock - Prior to the Company’s IPO, because the Company’s common stock was not yet publicly traded, the Company estimated the fair value of common stock, as discussed below.
•Expected Term - The expected term is estimated using the simplified method, due to a lack of historical exercise activity. The simplified method calculates the expected term as the mid-point of the vesting date and the contractual expiration date of the award.
•Volatility - Since the Company does not have a trading history of its common stock, the expected volatility is determined based on the historical stock volatilities of comparable companies. Comparable companies consist of public companies in the industry, which are similar in size, stage of life cycle and financial leverage. The Company intends to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or until circumstances change such that the identified companies are no longer similar, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.
•Risk-Free Interest Rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for U.S. Treasury zero-coupon issues with maturities approximating the expected term of the awards.
•Dividend Yield - The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. As the Company has a history of only paying a single one-time dividend and does not anticipate paying dividends in the future, the Company uses an expected dividend yield of zero.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The resulting fair value is recognized on a straight-line basis, net of forfeitures, which are recorded as incurred, over the requisite service period.
Prior to the Company’s IPO, the Company’s board of directors exercised judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including (i) valuations performed at or near the time of grant; (ii) rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock; (iii) our actual operating and financial performance at the time of the option grant; (iv) likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business; (v) the value of comparable companies with respect to industry, business model, stage of growth, financial risk or other factors; (vi) our stage of development and future financial projections; (vii) market transactions at or near the time of grant; and (viii) the lack of marketability of our common stock. The Company has historically utilized unrelated third-party specialists to prepare valuations in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Guide. Prior to the Company’s IPO, the Company used the Probability Weighted Expected Return Method (“PWERM”), method for estimating the Company’s common stock value, since this is the preferred method for a company expecting a liquidity event in the near future. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. Discrete future outcomes considered under the PWERM included an IPO as well as non-IPO market-based outcomes. Determining the fair value of the enterprise using the PWERM required the Company to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values the Company expected those outcomes could yield. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability (“DLOM”), is applied to arrive at the fair value of common stock based on the theory that as an owner of a private company stock, the stockholder has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.
Following the IPO, there is an active market for the Company’s Class A common stock, and the Company is no longer applying these valuation approaches.
The Company’s Employee Stock Purchase Plan (“ESPP”) allows eligible employees to acquire shares of the Company’s Class A common stock by accumulating funds through payroll deductions of up to 15% of their compensation, subject to plan limitations. Purchases are accomplished through participation in discrete offering periods. Each offering period is six months and consists of one six-month purchase period, unless otherwise determined by the Company’s board of directors or our compensation committee. The purchase price for shares of our common stock purchased under our ESPP is 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of the purchase period in the applicable offering period. Stock-based compensation expense related to ESPP purchases is recorded based on the fair value of the ESPP purchase right estimated on the grant date using a Black-Scholes option-pricing model.
r.401(k) Plan
The Company maintains a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. All participants’ interests in their deferrals are 100% vested when contributed and the Company’s matching contributions are 100% vested following one year of service. The Company contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. For the years ended December 31, 2019 and 2020 or for the nine months ended September 30, 2020 and 2021, the Company made contributions to the 401(k) Plan of $1.2 million, $2.4 million, $1.8 million and       , respectively.
s.Advertising
Advertising costs are expensed as incurred. Advertising expenses were $12.2 million, $13.3 million, $9.9 million and        for the years ended December 31, 2019 and 2020 and for the nine months ended September 30,

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
2020 and 2021, respectively. These costs are included within sales and marketing expenses in the accompanying consolidated statements of operations.
t.Research and Development Costs
Research and development costs are expensed when incurred, except for certain internal-use software development costs, which may be capitalized as noted above. Research and development expenses consist primarily of personnel and related headcount costs, costs of professional services associated with the ongoing development of the Company’s technology, and allocated overhead and are recorded within technology and development expense in the accompanying consolidated statements of operations.
u.Net Loss per Share
Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities. Prior to the IPO, the Company considered all series of its convertible preferred stock to be participating securities. Net loss was not allocated to the convertible preferred stock as the holders of the convertible preferred stock do not have a contractual obligation to share in any losses. Since the completion of the IPO, the Company considers shares of Class B common stock to be participating securities, since each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder. Net income is attributed to common stockholders and participating securities based on their participation rights.
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by giving affect to all potentially dilutive common stock equivalents to the extent they are dilutive. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and, accordingly, basic net loss per share equals diluted net loss per share.
v.Business Combinations
The Company includes the results of operations of the businesses that it acquires as of the respective dates of acquisition. The Company allocates the fair value of the purchase price of its acquisitions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, the value of trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of assets acquired and liabilities assumed. Upon conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations.
w.Concentrations of Credit Risk and Significant Customers
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash deposits typically exceed the federally insured limits. Collateral is not required for accounts receivable.
No single customer accounted for more than ten percent of total revenue during the years ended December 31, 2019 and 2020 or the nine months ended September 30, 2020 and 2021. Additionally, no single customer accounted for more than ten percent of accounts receivable at December 31, 2019, December 31, 2020 or September 30, 2021.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
x.Fair Value Measurement
Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The lowest level of significant input determines the placement of the fair value measurement within the following hierarchical levels:
•Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2:  Other inputs that are directly or indirectly observable in the marketplace.
•Level 3:  Unobservable inputs which are supported by little or no market activity.
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value and indicate the fair value hierarchy of the valuation inputs used (in thousands):

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Cash equivalents:
Money market mutual funds	$29,944	$—	$—	$29,944
Total assets	$29,944	$—	$—	$29,944
Liabilities:
Accounts payable and accrued expenses:
Business acquisition contingent liabilities	$—	$—	$907	$907
Total liabilities	$—	$—	$907	$907

	December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Cash equivalents:
Money market mutual funds	$22,479	$—	$—	$22,479
Total assets	$22,479	$—	$—	$22,479
Liabilities:
Accounts payable and accrued expenses:
Business acquisition contingent liabilities	$—	$—	$350	$350
Total liabilities	$—	$—	$350	$350

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

September 30, 2021
(unaudited)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Cash equivalents:
Money market mutual funds
Total assets
Liabilities:
Accounts payable and accrued expenses:
Business acquisition contingent liabilities
Total liabilities

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, and accounts payable, approximate fair value due to their short-term maturities and are excluded from the fair value tables above.
There were no transfers between levels during the years ended December 31, 2019 and 2020 or during the nine months ended September 30, 2021.
y.Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”), which changes the impairment model for most financial assets, and requires the use of an expected loss model in place of the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The update to the standard is effective for interim and annual periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on January 1, 2020 and the impact of adoption was not material to the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of an entity to measure a goodwill impairment charge. Instead, an entity will record an impairment charge based on the excess of the entity’s qualitative assessment when the results indicate that it is more likely than not that the fair value is greater than its carrying amount and the quantitative impairment test will not be performed. The accounting standard is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company adopted ASU 2017-04 on January 1, 2020 with no impact to the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in ASC Topic 820. After the adoption of ASU 2018-13, an entity will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and, for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2018-13 on January 1, 2020 and the impact of adoption was not material to the Company's consolidated financial statements.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, (“ASU 2019-02”), in order to align the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 also requires that an entity reassess estimates of the use of a film in a film group and account for any changes prospectively. In addition, ASU 2019-02 requires that an entity test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements. ASU 2019-02 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company adopted ASU 2019-02 on January 1, 2020 and the impact of adoption was not material to the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”), which removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of US GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 on January 1, 2021 and the adoption was not material to the Company’s consolidated financial statements.
Note 3 - Revenue, Deferred Revenue and Remaining Performance Obligations
The following table summarizes revenue recognized from performance obligations delivered to customers which relate to (i) subscription services which is recognized ratably over the term of the contract and (ii) initial subscription revenue representing content available for download which is recognized at a point in time, as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Ratable portion of subscription revenue	$100,084	$148,977	$107,435
Subscription revenue allocated to downloadable content	20,491	25,909	18,164
Total	$120,575	$174,886	$125,599
The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use the Company’s platform (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
North America	$108,835	$154,131	$111,596
International	11,740	20,755	14,003
Total	$120,575	$174,886	$125,599
Contract Balances
The Company records unbilled receivables when revenue recognized on a contract exceeds amounts invoiced. Unbilled receivables were not material for the years ended December 31, 2019 and 2020 or for the nine months ended September 30, 2021.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Contract liabilities consist of deferred revenue which represents contractual billings made in advance of performance under the contract. Changes in deferred revenue were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Beginning balance	$83,676	$138,990	$138,990
Plus: Additions to deferred revenue	175,636	221,671	156,221
Less: Recognition of revenue deferred in the prior year	(59,682)	(98,657)	(81,456)
Less: Recognition of revenue deferred in the current year	(60,640)	(76,308)	(44,143)
Ending balance	$138,990	$185,696	$169,612
Remaining Performance Obligations
The transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. The transaction price allocated to the remaining performance obligation is influenced by several factors, including the timing of delivery of the Company’s products and average contract terms. Unbilled portions of the remaining performance obligation are subject to future economic risks including bankruptcies, regulatory changes and other market factors. The Company excludes from the remaining performance obligation amounts related to performance obligations that are billed and recognized as they are delivered. The majority of the Company’s noncurrent remaining performance obligation is expected to be recognized in the next 13 to 36 months.
Remaining performance obligations consisted of the following (in thousands):

	December 31, 2019	December 31, 2020	September 30, 2021
			(unaudited)
Current	$98,777	$136,382
Noncurrent	64,058	87,395
Total	$162,835	$223,777
Deferred Commissions
Changes in deferred commissions were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Beginning balance	$19,080	$29,176	$29,176
Plus: Additions to deferred commissions	22,375	22,161	15,427
Less: Recognition of deferred commissions	(12,279)	(14,238)	(10,402)
Plus: Foreign currency impacts on deferred commissions	—	100	(4)
Ending balance	$29,176	$37,199	$34,197
Note 4 – Business Combinations
2019
During the year ended December 31, 2019, the Company completed three business combinations that collectively increased the Company’s presence in certain international jurisdictions, including Brazil and Europe.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The acquisition of these businesses provided the Company with access to additional security awareness training content and video production and content development capabilities, customer lists and developed technology. The Company has accounted for these acquisitions as business combinations in accordance with ASC 805 - Business Combinations and has included the financial results of the acquired businesses in the consolidated financial statements from the date of each respective acquisition. The total purchase price was $6.6 million, net of cash acquired of $0.8 million and contingent consideration of $1.1 million and amounts held in escrow of $0.3 million. The resulting goodwill primarily relates to the acquired workforce, synergies and opportunities for growth through geographic expansion and customer diversity and is not expected to be deductible for tax purposes. Revenues of $1.3 million, losses of $0.7 million and acquisition related costs of $0.3 million are included in the accompanying consolidated statement of operations for the year ended December 31, 2019.
The following table summarizes the fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):

Tangible net assets	$895
Developed technology and content	620
Trade name	190
Customer relationships	60
Goodwill	4,852
Total net asset value	$6,617
Current year acquisition (unaudited)
On March 1, 2021, the Company acquired all outstanding equity interests in MediaPro Holdings, LLC (“MediaPro”), a SaaS company that specializes in security and privacy solutions including production of digital content and custom software. The acquisition was funded using cash consideration of approximately $11.3 million, net of cash acquired of $1.9 million, and equity consideration of $24.7 million. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations and the Company has included the financial results of the acquired business in the consolidated financial statements from the date of acquisition. The resulting goodwill, which is deductible for tax purposes, is reflective of synergies the Company expects to realize and the assembled workforce. The Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. MediaPro revenues and losses were not material for the nine months ended September 30, 2021. Acquisition related costs of $0.5 million are included in the accompanying consolidated statement of operations for the nine months ended September 30, 2021.
The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Accounts receivable	$1,391
Other assets acquired	4,075
Trade name	300
Acquired content	1,600
Customer relationships	3,300
Deferred revenue	(3,919)
Other liabilities acquired	(3,172)
Total identifiable net assets assumed	3,575
Goodwill	34,339
Total net asset value	$37,914

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The purchase price allocation was based on estimates of the fair value of the net assets acquired and is considered preliminary and subject to change as the valuation is finalized. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. The Company has not presented pro forma results of operations because the acquisition is not material to the Company's consolidated results of operations, financial position, or cash flows.
Note 5 - Capitalized Software and Content, Net
Internally developed capitalized software and content, net consists of the following (in thousands):

	December 31, 2019	December 31, 2020	September 30, 2021
			(unaudited)
Capitalized software	$12,628	$15,081
Capitalized content	11,834	16,899
	24,462	31,980
Less: Accumulated amortization	(8,439)	(16,457)
Total capitalized software and content, net	$16,023	$15,523
Capitalized software and content amortization expense for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, totaled $5.6 million, $8.0 million, $6.0 million and       , respectively. These costs are primarily included in cost of revenues in the accompanying consolidated statements of operations.
Capitalized software and content amounts include accumulated costs not yet placed in service of $2.1 million, $3.0 million and        at December 31, 2019, December 31, 2020 and September 30, 2021, respectively. As these costs are not yet in service, they are not included in the following estimated future amortization expenses for capitalized software and content placed in service at the balance sheet dates shown below (in thousands):

	December 31, 2020	September 30, 2021
		(unaudited)
2021	$7,033
2022	3,941
2023	1,033
2024	153
2025	153
Thereafter	196
Total	$12,509

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 6 - Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):

	December 31, 2019	December 31, 2020	September 30, 2021
			(unaudited)
Leasehold improvements	$6,945	$9,143
Computer and other equipment	4,111	5,630
Furniture and fixtures	1,411	2,107
	12,467	16,880
Less: Accumulated depreciation	(3,727)	(6,596)
Total property and equipment, net	$8,740	$10,284
Property and equipment depreciation expense for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, totaled $2.1 million, $3.6 million, $2.6 million and       , respectively.
Additionally, 97.2%, 92.7% and        of the Company’s property and equipment were located in the United States and 2.8%, 7.3% and        were located in various international jurisdictions, as of December 31, 2019, December 31, 2020 and September 30, 2021, respectively.
Note 7 - Intangible Assets and Goodwill
Intangible assets
Intangible assets, net consist of the following (in thousands):

	Weighted Average Amortization Period	December 31, 2019
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)
Acquired content and customer relationships(1)	4.8 years	$2,284	$(1,673)	$611
Domain names	1.7 years	204	(97)	107
Patents	18.9 years	337	(18)	319
Trade names and other indefinite-lived intangibles(1)	Indefinite	455	—	455
In-process patents and trademarks	Not applicable	1,001	—	1,001
Total intangible assets		$4,281	$(1,788)	$2,493

	Weighted Average Amortization Period	December 31, 2020
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)
Acquired content and customer relationships(1)	3.7 years	$2,268	$(1,859)	$409
Domain names	1.3 years	245	(156)	89
Patents	19.1 years	1,235	(46)	1,189
Trade names and other indefinite-lived intangibles(1)	Indefinite	425	—	425
In-process patents and trademarks	Not applicable	873	—	873
Total intangible assets		$5,046	$(2,061)	$2,985

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Weighted Average Amortization Period	September 30, 2021
(unaudited)
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(in years)
Acquired content and customer relationships(1)
Domain names
Patents
Trade names and other indefinite-lived intangibles(1)
In-process patents and trademarks
Total intangible assets
_______________
(1) - Gross carrying amount includes impact of translation of foreign denominated intangible assets
Intangible asset amortization for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021 was $0.2 million, $0.3 million, $0.2 million and       , respectively. These expenses are primarily presented in operating expenses with a portion allocated to cost of revenue within the accompanying consolidated statements of operations.
Estimated future amortization expense is as follows (in thousands):

	December 31, 2020	September 30, 2021
		(unaudited)
2021	262
2022	186
2023	129
2024	97
2025	97
Thereafter	916
Total	$1,687
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually.
The changes in carrying amounts of goodwill were as follows (in thousands):

Balance at December 31, 2018	$3,817
Acquisitions	4,852
Other adjustments(1)	204
Balance at December 31, 2019	$8,873
Other adjustments(1)	(268)
Balance at December 31, 2020	$8,605
Acquisitions	$34,339
Other adjustments(1)
Balance at September 30, 2021 (unaudited)
________________
(1)Other adjustments represents the impact of translation of our foreign currency denominated goodwill balances.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 8 - Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31, 2019	December 31, 2020	September 30, 2021
			(unaudited)
Accrued commissions	$6,298	$6,662
Accrued payroll	5,847	4,839
Accounts payable	3,071	2,530
Other accrued expenses	2,877	5,234
Total accounts payable and accrued expenses	$18,093	$19,265
Note 9 - Leases
The Company primarily enters into operating lease agreements for office space and other property and equipment, some of which include options to renew or terminate the lease. The options to renew, which extend for up to 5 years, are reviewed on a per lease basis to determine if the renewal option is considered reasonably certain to be recognized and, therefore, are included in the determination of lease payments. Additionally, during the year ended December 31, 2020, the Company entered into a finance lease agreement with total future lease payments of $0.2 million, which is not considered material to the business.
The components of lease costs were as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Operating lease cost	$2,133	$2,932	$1,310
Short-term lease cost	562	656	328
Variable lease cost	484	501	240
Total lease cost	$3,179	$4,089	$1,878
Lease costs are primarily included in general and administrative expenses in the accompanying consolidated statements of operations. The Company reports the amortization of ROU assets and the change in operating lease liabilities on a net basis in accounts payable and other liabilities in the accompanying consolidated statements of cash flows.
Other information related to operating and finance leases is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Weighted-average remaining lease term (in years)	3.5	5.2	4.8
Weighted-average discount rate	7.8%	5.6%	6.6%

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Future lease payments under non-cancellable leases recorded as of September 30, 2021, were as follows (in thousands):

Operating Leases
(unaudited)
2021
2022
2023
2024
2025
Thereafter
Total lease payments
Less: imputed interest
Total future lease payments under non-cancellable leases
Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$2,152	$2,920	$2,079

ROU assets obtained in exchange for lease obligations:
Operating leases	$2,287	$3,503	$3,224
Note 10 – Revolving Credit Facility
The Company has a revolving line of credit (the “Revolving Credit Facility”) that provides for a $100.0 million revolving credit facility, with a letter of credit and swingline sublimit of $10.0 million each, and an accordion feature under which the Company can increase borrowings under the credit facility by up to $50.0 million. The Company is also obligated to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee which are expensed as incurred and included within interest expense in the consolidated statement of operations. The Revolving Credit Facility matures on March 12, 2024 and contains certain financial covenants.
The borrowings under the Revolving Credit Facility bear interest, at our option, at a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest in effect for such date as publicly announced from time to time by Bank of America as its “prime rate”, or (c) the eurodollar rate plus 1.0%, provided that such rate shall not be less than 0.5%. As of September 30, 2021, the Company did not have any outstanding borrowings under the Revolving Credit Facility, there were no issued letters of credit outstanding from the credit agreement and the Company was in compliance with all covenant requirements.
Note 11 - Stockholder’s Equity
Initial Public Offering
On April 26, 2021, the Company completed an IPO of its Class A common stock, in which the Company issued and sold 10,425,000 shares of Class A common stock, including 1,425,000 shares resulting from the exercise in full of the underwriters’ option to purchase additional shares, at an IPO price of $16.00 per share for net proceeds to the Company of $156.0 million. Upon recording the proceeds from the transaction, the Company reclassified

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
$2.2 million of offering costs into stockholders’ equity (deficit) as a reduction of the net proceeds received from the IPO.
Immediately prior to the completion of the IPO, the Company amended its Fifth Charter in the form of the IPO Charter, which authorized capital stock consisting of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 500,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class B common stock is entitled to 10 votes and is convertible into one share of Class A common stock. Additionally, all shares of the Company’s capital stock outstanding immediately prior to the IPO, including all of the Company’s outstanding shares of convertible preferred stock, were reclassified into shares of the Company’s Class B common stock.
Stockholder’s Equity Prior to Initial Public Offering
Prior to the completion of the IPO, the terms of the Company’s equity securities were defined in the Company’s Fifth Amended and Restated Certificate of Incorporation, which was filed with the Secretary of the State of Delaware on July 1, 2019 (the “Fifth Charter”). As described above, the Company amended and then restated its Fifth Charter. The summary below relates to the Company’s Fifth Charter, inclusive of the amendment, which included the forward stock split, but prior to the restatement which was filed in conjunction with the IPO.
Common Stock
Prior to the completion of the IPO, the Company had one class of common stock where each share of common stock entitled the holder to one vote, together with the holders of preferred stock, on all matters submitted to the stockholders for a vote. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preference of the holders of the preferred stock set forth below.
Preferred Stock
Prior to the completion of the IPO, the Company was authorized to issue 114,164,600 shares of preferred stock, par value $0.00001 per share. As of December 31, 2019 and 2020, the Company had outstanding Series A, A-1, B, C and C-1 Preferred Stock (individually referred to as “Series A, A-1, B, C or C-1” or collectively “Preferred Stock”) as follows (in thousands, except share and per share amounts):

	As of December 31, 2019 and 2020
	Issue Price per Share	Shares Authorized	Issued and Outstanding	Net Carrying Value	Liquidation Preference
Series A	$0.26	30,525,040	30,525,040	$8,000	$8,000
Series A-1	$0.82	6,764,960	6,764,960	5,541	5,541
Series B	$1.67	17,955,840	17,955,840	30,000	30,000
Series C	$4.85	6,511,400	6,511,400	31,377	31,561
Series C-1	$5.90	52,407,360	52,407,360	309,015	309,400
Total		114,164,600	114,164,600	$383,933	$384,502
As it relates to voting and dividend rights, the rights, preferences, and privileges of the preferred stock did not differ from the rights of the common stock. Dividends in the amount of $0.07 per share were declared and paid in 2019. No dividends were declared during the year ended December 31, 2020 or the nine months ended September 30, 2021. In the event of any liquidation or Deemed Liquidation Event as defined in the Certificate of Incorporation, the holders of preferred stock were entitled to the greater of (i) the original issue price of the preferred stock plus any dividends declared and unpaid thereon, or ii) the amount payable had all classes of shares been converted to common stock.
Additionally, each share of preferred stock was convertible, at the option of the holder at any time, into the number of shares of common stock determined by dividing the original issue price for such series of preferred stock

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
by the conversion price for such series of preferred share that is in effect at the time of conversion. Each share of preferred stock, other than the shares of Series C-1 preferred stock, automatically converts into common stock at the then-applicable conversion rate in the event of the closing of a sale of shares to the public in a firm-commitment underwritten public offering at a price per share of $4.85 (the “IPO Value”) that results in net proceeds to the Company of not less than $100.0 million (a “Qualifying Public Offering” or “QPO”), or (ii) upon the consent of the holders of a majority of the shares of each of the other outstanding preferred stock classes. All shares of Series C-1 Preferred Stock automatically convert into shares of Common Stock at the then-applicable conversion rate upon the closing of a QPO with an IPO Value equal to or greater than $8.86 per share or equal to or more than $6.48 per share subject to certain approvals and additional share conversion requirements.
Note 12 - Stock-Based Compensation
2016 Equity Incentive Plan
Effective January 19, 2016, the Company established the KnowBe4, Inc. 2016 Equity Incentive Plan (the “2016 Incentive Plan”). The 2016 Incentive Plan initially authorized the issuance of up to an aggregate of 32,746,480 shares of common stock in the form of stock options and other types of equity awards that may be granted to officers, employees, directors, consultants and advisors of the Company and its subsidiaries and affiliates. Effective July 2, 2019, the Company amended the 2016 Incentive Plan to increase the maximum number of shares issuable under the plan to 37,728,000 shares of common stock. The Company has only granted stock options under the 2016 Incentive Plan. These options generally become vested within four years from the date of grant and expire ten years from the date of grant, with typical vesting of 25% on the first anniversary and monthly thereafter.
The Company (i) amended the 2016 Incentive Plan to clarify that, following the closing of the IPO, outstanding awards under the 2016 Incentive Plan would cover shares of the Company’s Class B common stock, and (ii) terminated the 2016 Incentive Plan; provided, however, that the 2016 Incentive Plan continues to govern the terms and conditions of outstanding awards under the 2016 Incentive Plan as of the time of its termination. As of September 30, 2021, a total of        shares of common stock have been reserved for issuance upon the exercise of stock options under the 2016 Incentive Plan.
2021 Equity Incentive Plan
The Company’s board of directors adopted the 2021 Equity Incentive Plan (“2021 Incentive Plan”), which became effective on April 20, 2021 and authorizes a maximum number of shares issuable of 18,400,000. The 2021 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future subsidiary corporations’ employees and consultants. As of September 30, 2021,        shares were reserved for future issuance under the 2021 Incentive Plan.
Stock Options
The Company records compensation expense for stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions set forth in the table below.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Expected term (years)	6.3	4.0 - 6.3	5.6
Expected stock price volatility	40.0% - 45.0%	45.0% - 50.0%	48.0%
Risk-free interest rate	1.4% - 2.5%	0.2% - 1.7%	0.8%
Dividend yield	—%	—%	—%
Fair value of common stock	$1.07 - $4.07	$4.14 - $5.84	$4.14 - $5.71

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table summarizes the common stock option activity for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2021 (unaudited):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2018	17,101,000	$0.52	$0.20	7.5	$10,328
Granted	3,114,240	2.90	1.60
Exercised	(1,947,760)	0.19			6,046
Repurchased	(7,136,480)	0.24
Canceled, forfeited or expired	(766,480)	0.98
Options outstanding at December 31, 2019	10,364,520	$1.47	$0.71	8.1	$18,952
Granted	5,060,720	4.93	2.22
Exercised	(328,600)	0.68			3,724
Canceled, forfeited or expired	(876,840)	1.92
Options outstanding at December 31, 2020	14,219,800	$2.73	$1.25	7.9	$131,893
Granted
Exercised
Canceled, forfeited or expired
Options outstanding at September 30, 2021
Options vested and exercisable at September 30, 2021
The aggregate intrinsic value of the options exercised represents the difference between the estimated fair value of our common stock on the date of exercise and the exercise price of the options.
Share Repurchases
In connection with the issuance of Series C Preferred Stock and Series C-1 Preferred Stock in 2019, the Company paid $339.3 million to repurchase Common Stock and options, the latter of which were repurchased under a modification of the original option terms. The repurchase price paid at each issuance was in excess of the fair value of the Common Stock and options on the repurchased date, which resulted in compensation expense of $115.7 million.
During the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020, the Company repurchased or promised to repurchase shares of Common Stock from former employees under pre-existing contingent call options triggered upon termination. The repurchase price paid or promised was in excess of the fair value of the Common Stock on the repurchase date, which resulted in additional compensation expense of $0.8 million, $1.9 million and $0.9 million for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020, respectively. As of December 31, 2019 and 2020, the Company recorded a liability representing the fair value of shares committed to be repurchased of $0.2 million and $1.0 million, respectively, which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. During the nine months ended September 30, 2021, the Company completed it’s IPO, establishing a public market for the Company’s shares and no longer intends to repurchase shares under remaining contingent call options.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Restricted Stock Units
The Company recognizes stock-based compensation expense associated with restricted stock units (“RSUs”) over the term of the respective awards. The following table summarizes the RSUs activity for the for the nine months ended September 30, 2021 (unaudited):

	Shares	Weighted-Average Grant-Date Fair Value per share
Outstanding as of December 31, 2020
Granted
Vested
Forfeited or expired
Outstanding as of September 30, 2021
2021 Employee Stock Purchase Plan
The Company’s 2021 Employee Stock Purchase Plan (“ESPP”) became effective on April 20, 2021 and allows for the sale of 3,350,000 shares of Class A common stock. The fair value of the ESPP purchase right is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended September 30, 2021
(unaudited)
Expected term (years)
Expected stock price volatility
Risk-free interest rate
Dividend yield
Stock-based Compensation Expense
The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Cost of revenues	$83	$188	$122
Sales and marketing	5,750	1,579	825
Technology and development	162	896	323
General and administrative	112,110	2,571	1,983
Total stock-based compensation expense	$118,105	$5,234	$3,253
As of September 30, 2021, the Company had        of unrecognized stock compensation associated with stock options, which is expected to be recognized over a weighted-average period of        years.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 13 - Net Loss per Share
The computation of net loss per share is as follows (in thousands, except share and per share data):

	Year Ended December 31,
	2019	2020

Numerator:
Net loss	$(124,323)	$(2,430)
Less: dividend distribution allocated to preferred stockholders	(3,749)	—
Net loss attributable to common stockholders	$(128,072)	$(2,430)
Denominator:
Weighted-average common shares outstanding	66,958,400	42,049,840
Net loss per share, basic and diluted	$(1.91)	$(0.06)

	Nine Months Ended September 30,
	2020	2021
		Class A	Class B
Numerator:
Allocation of undistributed losses for basic calculation	$(2,634)
Reallocation of undistributed losses for diluted calculation	—
Allocation of undistributed losses for diluted calculation	$(2,634)
Denominator:
Number of shares used in basic and diluted per share computation	42,116,480
Net loss per share, basic and diluted	$(0.06)
Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Stock options	12,173,640	12,974,400	7,510,040
Restricted stock units	—	—	—
Preferred shares, Series A	30,525,040	30,525,040	30,525,040
Preferred shares, Series A-1	6,764,960	6,764,960	6,764,960
Preferred shares, Series B	17,955,840	17,955,840	17,955,840
Preferred shares, Series C	5,102,080	6,511,400	6,511,400
Preferred shares, Series C-1	26,131,880	52,407,360	52,407,360

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Note 14 - Income Taxes
The domestic and foreign components of income before provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Domestic	$(125,014)	$(5,274)
International	324	4,676
Loss before income taxes	$(124,690)	$(598)
The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal and Foreign	$270	$1,113
State	34	90
Total current tax expense	304	1,203
Deferred:
Federal and Foreign	(691)	628
State	2	1
Total deferred tax expense	(689)	629
(Benefit from) provision for income taxes	$(385)	$1,832
The following table presents the reconciliation of the statutory federal income tax rate to our effective tax rate:

	Year Ended December 31,
	2019	2020
Tax at federal statutory rate	21.0%	21.0%
Foreign and state income taxes	1.9%	110.3%
Permanent differences	(11.5)%	(186.3)%
Change in valuation allowance	(9.3)%	(447.8)%
Research and development tax credit	—%	192.7%
Return to provision adjustments	(0.1)%	(18.5)%
Other, net	(1.8)%	22.6%
Effective tax rate	0.3%	(306.2)%

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Deferred Tax Assets and Liabilities
Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforward	$16,234	$12,156
Deferred revenue	9,639	16,007
Stock-based compensation	2,843	2,838
Operating lease liabilities	1,729	2,521
Research and development tax credit	—	1,151
Other	514	429
Gross deferred tax assets	30,959	35,102
Less: Valuation allowances	(19,169)	(21,862)
Total deferred tax assets	$11,790	$13,240
Deferred tax liabilities:
Deferred commissions	$(5,642)	$(7,398)
Property, equipment and intangible assets	(3,598)	(2,918)
Operating lease right of use assets, net	(1,853)	(2,440)
Other	(61)	(361)
Total deferred tax liabilities	(11,154)	(13,117)
Net deferred tax assets	$636	$123
At each reporting date, the Company has established a valuation allowance against its U.S. net deferred tax assets due to the uncertainty surrounding the realization of those assets. The Company periodically evaluates the recoverability of the deferred tax assets by assessing the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. When it is determined to be more-likely-than-not that the deferred tax assets are realizable, the valuation allowance is reduced. As of December 31, 2020, the Company’s German subsidiary entered into a three-year cumulative loss position, which is considered to be a significant piece of objective negative evidence. Based on this evaluation, the Company recorded a full valuation allowance equal to its German deferred tax assets. During the years ended December 31, 2019 and 2020 the valuation allowance increased by $11.9 million and $2.7 million, respectively. The increase in the valuation allowance during the year ended December 31, 2019 was primarily driven by losses generated in the United States and the increase in the valuation allowance during the year ended December 31, 2020 resulted from losses generated in the United States and Germany.
As of December 31, 2019 and 2020, the Company had indefinite-lived federal net operating loss carryforwards of $64.9 million and $41.3 million, respectively, which may be available to offset future taxable income for federal income tax purposes. As of December 31, 2019 and 2020, net operating loss carryforwards for state income tax purposes of $50.3 million and $33.8 million, respectively, that will begin to expire in 2022 if not utilized. As of December 31, 2020 the Company’s research and development tax credit carryforward was $1.2 million. This tax credit was established in 2020 and if not used will expire in 2037.
The Company computes its interim, year-to-date provision for income taxes by applying the estimated annual effective tax rate to year-to-date pretax income or loss and adjusts the provision for discrete tax items recorded in the period. Each quarter the Company updates its estimated annual effective tax rate and makes a cumulative adjustment if the estimated annual tax rate has changed. For the nine months ended September 30, 2020 and 2021, the Company reported tax expense of $0.3 million and tax expense of      . The tax benefit recognized for the nine months ended September 30, 2020 primarily relates to the recognition of deferred tax assets in jurisdictions where the Company did not record a valuation allowance. Tax expense for the nine months ended September 30, 2021 was primarily

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
attributable          . As of September 30, 2021, the Company has a full valuation allowance on its U.S. federal and state and certain foreign deferred tax assets.
Unrecognized Tax Benefits and Other Considerations
The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company did not have any unrecognized tax benefits as of December 31, 2019 and 2020.
Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. Tax years 2018 and forward generally remain open for examination for federal and state tax purposes. Tax years 2016 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years’ tax returns, net operating loss carryforwards at December 31, 2019 and 2020 will remain subject to examination until the respective tax year is closed.
Note 15 - Commitments and Contingencies
The Company is subject to various legal proceedings and claims arising in the ordinary course of business. The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Accruals for loss contingencies are reviewed periodically and adjusted as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, the Company assesses whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, the Company discloses the estimate of the possible loss or range of loss, or states that such an estimate cannot be made. The evaluation as to whether a loss is reasonably possible or probable is based on the Company’s assessment, in conjunction with legal counsel, regarding the ultimate outcome of the matter.
The Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. The Company does not believe that the ultimate resolution of any matters to which the Company is presently a party will have a material adverse effect on its consolidated results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company’s consolidated results of operations, financial condition or cash flows. Legal costs are expensed as incurred.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous
Total
ITEM 14. Indemnification of Directors and Officers
Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
Section 145 of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.
In addition, the proposed form of Underwriting Agreement (to be filed by amendment) is expected to provide for indemnification of our directors and officers by the underwriters against certain liabilities.
Our certificate of incorporation authorizes us to provide for the indemnification of directors to the fullest extent permissible under Delaware law.
Our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.
We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.
We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
See also the undertakings set out in response to Item 17 herein.
ITEM 15. Recent Sales of Unregistered Securities
Since January 1, 2018, we have issued and sold the following unregistered securities:
1.In March 2019, we issued and sold an aggregate of 6,511,400 shares of our Series C Preferred Stock, at a purchase price of $4.85 per share for an aggregate purchase price of approximately $31.6 million to a total of two (2) accredited investors.
2.In June 2019, we issued and sold an aggregate of 52,407,360 shares of our Series C-1 Preferred Stock, at a purchase price of $5.90 per share for an aggregate purchase price of approximately $309.4 million to a total of seven (7) accredited investors.
3.In December 2020, we issued and sold an aggregate of 731,760 shares of our common stock, at a purchase price of $5.85 per share for an aggregate purchase price of approximately $4.3 million to a total of six (6) accredited investors.
4.From January 1, 2018 through the filing of our Registration Statement on Form S-8 on April 23, 2021, we issued and sold to certain of our employees, directors, consultants and other service providers an aggregate of 14,558,487 shares of common stock upon the exercise of options under our 2016 Equity Incentive Plan, as amended, or 2016 Plan, at exercise prices per share ranging from $0.01 to $2.82, for a weighted-average exercise price of approximately $0.20.
5.From January 1, 2018 through the filing of our Registration Statement on Form S-8 on April 23, 2021, we granted to our employees, directors, consultants and other service providers stock options to purchase an aggregate of 12,558,280 shares of common stock upon the exercise of options under our 2016 Plan at exercise prices per share ranging from $1.02 to $12.01, for a weighted-average exercise price of approximately $3.23.
6.From January 1, 2018 through the filing of our Registration Statement on Form S-8 on April 23, 2021, we granted to our employees, directors, consultants and other service providers restricted stock units covering an aggregate of 1,718,749 shares of Class A common stock under our 2021 Equity Incentive Plan.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
We claimed exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, for the sale and issuance of securities in the transactions described in paragraphs 1 through 3 above by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 4 through 6 above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.
ITEM 16. Exhibits and Financial Statement Schedules
(a)Exhibits
A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.
(b)Financial Statement Schedule
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
ITEM 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
EXHIBIT INDEX

			Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
1.1*	Form of Underwriting Agreement

2.1	Merger Agreement, dated October 20, 2021, by and among KnowBe4, Inc., Merger Sub I, Merger Sub II, SecurityAdvisor and Fortis Advisor, LLC	8-K	001-40351	2.1	October 21, 2021

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-40351	10.9	May 26, 2021

3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-40351	3.1	May 26, 2021

4.1	Form of Class A Common Stock Certificate of the Registrant	S-1/A	333-254518	4.1	April 12, 2021

4.2	Amended and Restated Investors’ Rights Agreement, dated as of July 2, 2019, by and among KnowBe4, Inc. and certain holders of its capital stock	S-1	333-254518	4.2	March 19, 2021

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1†	2021 Equity Incentive Plan, and related form agreements	S-1/A	333-254518	10.1	April 12, 2021

10.2†	2021 Employee Stock Purchase Plan, and related form agreements	S-1/A	333-254518	10.2	April 12, 2021

10.3†	2016 Equity Incentive Plan, as amended, and related form agreements	S-1/A	333-254518	10.3	April 12, 2021

10.4†	Executive Incentive Compensation Plan	S-1	333-254518	10.4	March 19, 2021

10.5†	Outside Director Compensation Policy	S-1	333-254518	10.5	March 19, 2021
10.6†	First Amended and Restated Executive Employment Agreement, dated February 26, 2020, by and between Sjoerd Sjouwerman and KnowBe4, Inc.	S-1	333-254518	10.6	March 19, 2021

10.5†	Executive Employment Agreement, dated February 26, 2020, by and between Lars Letonoff and KnowBe4, Inc.	S-1	333-254518	10.7	March 19, 2021

10.4†	First Amended and Restated Executive Employment Agreement, dated February 26, 2020, by and between Shrikrishna Venkataraman and KnowBe4, Inc.	S-1	333-254518	10.8	March 19, 2021

10.9†	Form of Indemnification Agreement entered into by and between KnowBe4, Inc. and each director and executive officer	S-1	333-254518	10.9	March 19, 2021

10.10	Lease Agreement, dated as of May 4, 2015, by and between Clearwater Tower, LLC (formerly known as Wilder Corporation of Delaware) and KnowBe4, Inc., as amended May 27, 2015, March 10, 2016, January 9, 2017, May 17, 2017, August 30, 2017, November 2, 2017, December 4, 2018, July 28, 2020 and November 6, 2020	S-1	333-254518	10.10	March 19, 2021

21.1	List of subsidiaries of KnowBe4, Inc.	S-1	333-254518	21.1	March 19, 2021

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II-6 hereto)
________________
*To be filed by amendment.
†Indicates a management contract or compensatory plan or arrangement.

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Clearwater, State of Florida, on the        day of               , 2021.

KnowBe4, Inc.

By:
Sjoerd Sjouwerman
Chief Executive Officer

Confidential Treatment Requested by KnowBe4, Inc.
Pursuant to 17 C.F.R. Section 200.83
Power of Attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Sjoerd Sjouwerman and Shrikrishna Venkataraman, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Chief Executive Officer & Director (Principal Executive Officer)	, 2021
Sjoerd Sjouwerman

	Co-President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Shrikrishna Venkataraman

	Director	, 2021
Jeremiah Daly

	Director	, 2021
Joseph DiSabato

	Director	, 2021
Kevin Klausmeyer

	Director	, 2021
Stephen Shanley

	Director	, 2021
Gerhard Watzinger

	Director	, 2021
Kara Wilson